Consolidated Financial Statements
Management's Report
To the Shareholders of TransAlta Corporation
The Consolidated Financial Statements and other financial information included in this annual report have been prepared by management. It is management’s responsibility to ensure that sound judgment, appropriate accounting principles and methods, and reasonable estimates have been used to prepare this information. They also ensure that all information presented is consistent.
Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, TransAlta Corporation ("TransAlta") has a code of conduct that applies to all employees and is signed annually. The Corporate Code of Conduct can be viewed on TransAlta’s website (www.transalta.com). Management believes the system of internal controls, review procedures and established policies provides reasonable assurance as to the reliability and relevance of financial reports. Management also believes that TransAlta’s operations are conducted in conformity with the law and with a high standard of business conduct.
The Board of Directors (the “Board”) is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal controls. The Board carries out its responsibilities principally through its Audit, Finance and Risk Committee (the “Committee”). The Committee, which consists solely of independent directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters and financial reporting issues. Internal and external auditors have full and unrestricted access to the Committee. The Committee also recommends the firm of external auditors to be appointed by the shareholders.

John Kousinioris	Todd Stack
President and Chief Executive Officer	Executive Vice President, Finance and Chief Financial Officer
February 22, 2023

TransAlta Corporation • 2022 Integrated Report    F1

Consolidated Financial Statements
Management’s Annual Report on Internal Control Over Financial Reporting
To the Shareholders of TransAlta Corporation
The following report is provided by management in respect of TransAlta Corporation’s (“TransAlta”) internal control over financial reporting (as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934 and National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings).
TransAlta’s management is responsible for establishing and maintaining adequate internal control over financial reporting for TransAlta.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) 2013 framework to evaluate the effectiveness of TransAlta’s internal control over financial reporting. Management believes that the COSO 2013 framework is a suitable framework for its evaluation of TransAlta’s internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of TransAlta’s internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of TransAlta’s internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.
Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal controls over financial reporting are processes that involve human diligence and compliance and are subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper overrides. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process and it is possible to design safeguards into the process to reduce, though not eliminate, this risk.
TransAlta proportionately consolidates the joint operations of the Sheerness Generating Station and equity accounts for our investment in SP Skookumchuck Investment, LLC in accordance with International Financial Reporting Standards. Management does not have the contractual ability to assess the internal controls of these joint arrangements and associates. Once the financial information is obtained from these joint arrangements and associates it falls within the scope of TransAlta’s internal controls framework. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these joint arrangements and associates.
Included in the 2022 Consolidated Financial Statements of TransAlta for joint operations and equity accounted investments are 4 per cent and 17 per cent of the Company's total and net assets, respectively, as of Dec. 31, 2022, and 9 per cent of the Company's revenues.

TransAlta Corporation • 2022 Integrated Report    F2

Changes in Internal Controls over Financial Reporting
There has been no change in the Company's internal control over financial reporting that occurred during the year covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
Management has assessed the effectiveness of TransAlta’s internal control over financial reporting, as at Dec. 31, 2022 and has concluded that such internal control over financial reporting are effective.
Ernst & Young LLP, who has audited the consolidated financial statements of TransAlta for the year ended Dec. 31, 2022, has also issued a report on internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States). This report is located on the following page of this Annual Report.

John Kousinioris	Todd Stack
President and Chief Executive Officer	Executive Vice President, Finance and Chief Financial Officer
February 22, 2023

TransAlta Corporation • 2022 Integrated Report    F3

CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of TransAlta Corporation
Opinion on Internal Control Over Financial Reporting
We have audited TransAlta Corporation’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, TransAlta Corporation (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the joint operations of the Sheerness Generating Station and equity accounted joint venture of SP Skookumchuck Investment, LLC which are included in the 2022 consolidated financial statements of the Company and constituted 4% and 17% of total and net assets, respectively, as of December 31, 2022, and 9% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the joint operations of the Sheerness Generating Station and equity accounted joint venture of SP Skookumchuck Investment, LLC.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of TransAlta Corporation as of December 31, 2022 and 2021, and the related consolidated statements of earnings (loss), comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 22, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

TransAlta Corporation • 2022 Integrated Report    F4

CONSOLIDATED FINANCIAL STATEMENTS

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Ernst & Young LLP
Chartered Professional Accountants
Calgary, Canada
February 22, 2023

TransAlta Corporation • 2022 Integrated Report    F5

CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of TransAlta Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of TransAlta Corporation (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of earnings (loss), comprehensive loss, changes in equity and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 22, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

TransAlta Corporation • 2022 Integrated Report    F6

CONSOLIDATED FINANCIAL STATEMENTS

Valuation of Long-Lived Assets related to certain cash generating units (“CGU”s) within the Wind & Solar segment and the Hydro segment and Goodwill related to the Wind & Solar segment
Description of the Matter	As disclosed in notes 2(G), 2(H), 2(P)(I), 7 and 22 of the consolidated financial statements, the Company owns significant Wind & Solar and Hydro generation assets and has recognized goodwill from historical acquisitions which must be tested for impairment at least annually or when indicators are present. The carrying value of Goodwill related to the Wind & Solar segment was $176 million and the carrying value of long-lived assets in the Wind & Solar segment and the Hydro segment that had indicators of impairment was $748 million and $88 million respectively as at December 31, 2022.

Determining the recoverable amounts for the Wind & Solar segment for the purposes of the goodwill impairment test and of certain CGUs in the Wind & Solar segment and Hydro segment with indicators of impairment (“Wind & Solar CGUs” and “Hydro CGUs”) for the asset impairment test was identified as a critical audit matter due to the significant estimation uncertainty and judgment applied by management in determining the recoverable amount, primarily due to the sensitivity of the significant assumptions to the future cash flows and the effect that changes in these assumptions would have on the recoverable amount. The estimates with a high degree of subjectivity include electricity production, sales prices, cost inputs, and determining the appropriate discount rate.
How We Addressed the Matter in Our Audit
We obtained an understanding of management’s process for estimating the recoverable amount of the Wind & Solar segment and the Wind & Solar CGUs and Hydro CGUs. We evaluated the design and tested the operating effectiveness of controls over the Company’s processes to determine the recoverable amount. Our audit procedures to test the Company’s recoverable amount of the Wind & Solar segment and the Wind & Solar CGUs and Hydro CGUs with indicators of impairment included, among others, comparing the significant assumptions used to estimate cash flows to current contracts with external parties and historical trends and obtaining historical electricity generation data to evaluate future electricity production forecasts. We assessed the historical accuracy of management’s forecasts by comparing them with actual results and performed a sensitivity analysis to evaluate the assumptions that were most significant to the determination of the recoverable amount. We evaluated the Company’s determination of future sales prices by comparing them to externally available third-party future electricity price estimates. We also involved our internal valuation specialist to assist in our evaluation of the discount rates, which involved benchmarking the inputs against available market data.

Valuation of Level III Derivative Instruments
Description of the Matter
As disclosed in notes 2(P)(IV), 14 and 26 of the consolidated financial statements, the Company enters into transactions that are accounted for as derivative financial instruments and are recorded at fair value. The valuation of derivative instruments classified as level III are determined using assumptions that are not readily observable. As at December 31, 2022 the fair value of the Company’s derivative financial instruments classified as level III was $782 million net risk management liability.

Auditing the determination of fair value of level III derivative instruments that rely on significant unobservable inputs can be complex and relies on judgments and estimates concerning future prices, discount rates, volatility, credit value adjustments, liquidity and delivery volumes, and can fluctuate significantly depending on market conditions. Therefore, such determination of fair value was identified as a critical audit matter.

How We Addressed the Matter in Our Audit
We obtained an understanding of the Company’s processes and we evaluated and tested the design and operating effectiveness of internal controls addressing the determination and review of inputs used in establishing level III fair values. Our audit procedures included, among others, testing a sample of level III derivative instrument internal models used by management and evaluating the significant assumptions utilized. We also compared management's future pricing assumptions, credit value adjustments, and liquidity assumptions to third-party data as well as comparing terms such as delivery volumes and timing to executed commodity contracts. We compared the delivery volume assumptions to historical information. We performed a sensitivity analysis to evaluate assumptions including future commodity prices, delivery volumes and discount rates. For a sample of level III derivative instruments, we involved our internal valuation specialist to assist in our evaluation of the appropriateness of the fair value by evaluating the key assumptions and methodologies.

/s/Ernst & Young LLP
Chartered Professional Accountants
We have served as auditors of TransAlta Corporation and its predecessor entities since 1947.
Calgary, Canada
February 22, 2023

TransAlta Corporation • 2022 Integrated Report    F7

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings (Loss)
(in millions of Canadian dollars except where noted)

Year ended Dec. 31	2022	2021	2020

Revenues (Note 5)	2,976	2,721	2,101
Fuel and purchased power (Note 6)	1,263	1,054	805
Carbon compliance	78	178	163
Gross margin	1,635	1,489	1,133
Operations, maintenance and administration (Note 6)	521	511	472
Depreciation and amortization	599	529	654
Asset impairment charges (Note 7)	9	648	84
Taxes, other than income taxes	33	32	33
Net other operating (income) loss (Note 8)	(58)	8	(11)
Operating income (loss)	531	(239)	(99)
Equity income (Note 9)	9	9	1
Finance lease income	19	25	7
Net interest expense (Note 10)	(262)	(245)	(238)
Foreign exchange gain	4	16	17
Gain on sale of assets and other (Note 18)	52	54	9
Earnings (loss) before income taxes	353	(380)	(303)
Income tax expense (recovery) (Note 11)	192	45	(50)
Net earnings (loss)	161	(425)	(253)

Net earnings (loss) attributable to:
TransAlta shareholders	50	(537)	(287)
Non-controlling interests (Note 12)	111	112	34
	161	(425)	(253)

Net earnings (loss) attributable to TransAlta shareholders	50	(537)	(287)
Preferred share dividends (Note 29)	46	39	49
Net earnings (loss) attributable to common shareholders	4	(576)	(336)

Weighted average number of common shares outstanding in the year (millions)	271	271	275
Net earnings (loss) per share attributable to common shareholders, basic and diluted (Note 28)	0.01	(2.13)	(1.22)
See accompanying notes.

TransAlta Corporation • 2022 Integrated Report    F8

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Comprehensive Loss
(in millions of Canadian dollars)

Year ended Dec. 31	2022	2021	2020
Net earnings (loss)	161	(425)	(253)
Other comprehensive loss
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	37	37	(11)
Fair value losses on third-party investments, net of tax (Note 9)	(1)	—	—
Losses on derivatives designated as cash flow hedges, net of tax	—	—	(1)
Total items that will not be reclassified subsequently to net earnings (loss)	36	37	(12)
Gains (losses) on translating net assets of foreign operations, net of tax	21	(14)	(11)
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(2)	(25)	—	11
Gains (losses) on derivatives designated as cash flow hedges, net of tax(3)	(556)	(200)	20
Reclassification of losses (gains) on derivatives designated as cash flow hedges to net earnings (loss), net of tax(4)	100	(8)	(110)
Total items that will be reclassified subsequently to net earnings (loss)	(460)	(222)	(90)
Other comprehensive loss	(424)	(185)	(102)
Total comprehensive loss	(263)	(610)	(355)

Total comprehensive income (loss) attributable to:
TransAlta shareholders	(318)	(693)	(439)
Non-controlling interests (Note 12)	55	83	84
	(263)	(610)	(355)
(1)    Net of income tax expense of $12 million for the year ended Dec. 31, 2022 (2021 – $11 million expense, 2020 – $3 million recovery).
(2)    Net of income tax recovery of $3 million for the year ended Dec. 31, 2022 (2021 and 2020 – nil).
(3)    Net of income tax recovery of $138 million for the year ended Dec. 31, 2022 (2021 – $55 million recovery, 2020 – $8 million expense).
(4)    Net of reclassification of income tax expense of $26 million for the year ended Dec. 31, 2022 (2021 – $2 million recovery,  2020 – $31 million recovery).

See accompanying notes.

TransAlta Corporation • 2022 Integrated Report    F9

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Financial Position
(in millions of Canadian dollars)

As at Dec. 31	2022	2021
Current assets
Cash and cash equivalents	1,134	947
Restricted cash (Note 25)	70	70
Trade and other receivables (Note 13)	1,589	651
Prepaid expenses	33	29
Risk management assets (Note 14 and 15)	709	308
Inventory (Note 16)	157	167
Assets held for sale (Note 18)	22	25
	3,714	2,197
Non-current assets
Investments (Note 9)	129	105
Long-term portion of finance lease receivables (Note 17)	129	185
Risk management assets (Note 14 and 15)	161	399
Property, plant and equipment (Note 19)
Cost	14,012	13,389
Accumulated depreciation	(8,456)	(8,069)
	5,556	5,320
Right-of-use assets (Note 20)	126	95
Intangible assets (Note 21)	252	256
Goodwill (Note 22)	464	463
Deferred income tax assets (Note 11)	50	64
Other assets (Note 23)	160	142
Total assets	10,741	9,226

Current liabilities
Bank overdraft (Note 14)	16	—
Accounts payable and accrued liabilities (Note 13)	1,346	689
Current portion of decommissioning and other provisions (Note 24)	70	48
Risk management liabilities (Note 14 and 15)	1,129	261
Current portion of contract liabilities	8	19
Income taxes payable	73	8
Dividends payable (Note 28 and 29)	68	62
Current portion of long-term debt and lease liabilities (Note 25)	178	844
	2,888	1,931
Non-current liabilities
Credit facilities, long-term debt and lease liabilities (Note 25)	3,475	2,423
Exchangeable securities (Note 26)	739	735
Decommissioning and other provisions (Note 24)	659	779
Deferred income tax liabilities (Note 11)	352	354
Risk management liabilities (Note 14 and 15)	333	145
Contract liabilities	12	13
Defined benefit obligation and other long-term liabilities (Note 27)	294	253
Equity
Common shares (Note 28)	2,863	2,901
Preferred shares (Note 29)	942	942
Contributed surplus	41	46
Deficit	(2,514)	(2,453)
Accumulated other comprehensive income (loss) (Note 30)	(222)	146
Equity attributable to shareholders	1,110	1,582
Non-controlling interests (Note 12)	879	1,011
Total equity	1,989	2,593
Total liabilities and equity	10,741	9,226
Commitments and contingencies (Note 37)
See accompanying notes.

On behalf of the Board:	John P. Dielwart Director	Bryan Pinney Chair of Audit, Finance and Risk Committee

TransAlta Corporation • 2022 Integrated Report    F10

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)(1)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2020	2,896	942	38	(1,826)	302	2,352	1,084	3,436
Net earnings (loss)	—	—	—	(537)	—	(537)	112	(425)
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and of tax	—	—	—	—	(14)	(14)	—	(14)
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(208)	(208)	—	(208)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	37	37	—	37
Intercompany FVTOCI investments	—	—	—	—	29	29	(29)	—
Total comprehensive income (loss)				(537)	(156)	(693)	83	(610)
Common share dividends (Note 28)	—	—	—	(51)	—	(51)	—	(51)
Preferred share dividends (Note 29)	—	—	—	(39)	—	(39)	—	(39)
Effect of share-based payment plans (Note 31)	5	—	8	—	—	13	—	13
Distributions paid and payable, to non-controlling interests	—	—	—	—	—	—	(156)	(156)
Balance, Dec. 31, 2021	2,901	942	46	(2,453)	146	1,582	1,011	2,593
Net earnings	—	—	—	50	—	50	111	161
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	(4)	(4)	—	(4)
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(456)	(456)	—	(456)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	37	37	—	37
Intercompany and third-party FVTOCI investments	—	—	—	—	55	55	(56)	(1)
Total comprehensive income (loss)				50	(368)	(318)	55	(263)
Common share dividends (Note 28)	—	—	—	(57)	—	(57)	—	(57)
Preferred share dividends (Note 29)	—	—	—	(46)	—	(46)	—	(46)
Shares purchased under NCIB (Note 28)	(46)	—	—	(8)	—	(54)	—	(54)
Effect of share-based payment plans (Note 31)	8	—	(5)	—	—	3	—	3
Distributions paid and payable, to non-controlling interests	—	—	—	—	—	—	(187)	(187)
Balance, Dec. 31, 2022	2,863	942	41	(2,514)	(222)	1,110	879	1,989
(1)    Refer to Note 30 for details on components of and changes in, accumulated other comprehensive income (loss).
 See accompanying notes.

TransAlta Corporation • 2022 Integrated Report    F11

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

Year ended Dec. 31	2022	2021	2020
Operating activities
Net earnings (loss)	161	(425)	(253)
Depreciation and amortization (Note 38)	599	719	798
Net gain on sale of assets	(32)	(54)	(9)
Accretion of provisions (Note 10 and 24)	49	32	30
Decommissioning and restoration costs settled (Note 24)	(35)	(18)	(18)
Deferred income tax expense (recovery) (Note 11)	127	(11)	(85)
Unrealized (gain) loss from risk management activities	385	(34)	42
Unrealized foreign exchange (gain) loss	(82)	(24)	1
Provisions and contract liabilities	19	(41)	9
Asset impairment charges (Note 7)	9	648	84
Equity income, net of distributions from investments (Note 9)	(4)	(5)	(1)
Other non-cash items	(3)	40	15
Cash flow from operations before changes in working capital	1,193	827	613
Change in non-cash operating working capital balances (Note 34)	(316)	174	89
Cash flow from operating activities	877	1,001	702
Investing activities
Additions to property, plant and equipment (Note 19 and 38)	(918)	(480)	(486)
Additions to intangible assets (Note 21 and 38)	(31)	(9)	(14)
Restricted cash (Note 25)	—	(1)	(39)
Repayments (advances) in loan receivable (Note 23)	18	(3)	(5)
Acquisitions, net of cash acquired (Note 4 and 27)	(10)	(120)	(32)
Investments (Note 9)	(10)	—	(102)
Proceeds on sale of Pioneer Pipeline (Note 18)	—	128	—
Proceeds on sale of property, plant and equipment	66	39	6
Realized gain (loss) on financial instruments	27	(6)	2
Decrease in finance lease receivable	46	41	17
Other	45	(16)	(12)
Change in non-cash investing working capital balances	26	(45)	(22)
Cash flow used in investing activities	(741)	(472)	(687)
Financing activities
Net increase (decrease) in borrowings under credit facilities (Note 25 and 34)	449	(114)	(106)
Repayment of long-term debt (Note 25 and 34)	(621)	(92)	(489)
Issuance of long-term debt (Note 25 and 34)	532	173	753
Issuance of exchangeable securities (Note 26)	—	—	400
Dividends paid on common shares (Note 28)	(54)	(48)	(47)
Dividends paid on preferred shares (Note 29)	(43)	(39)	(39)
Repurchase of common shares under NCIB (Note 28)	(52)	(4)	(57)
Proceeds on issuance of common shares	3	8	—
Realized gains on financial instruments	42	3	3
Distributions paid to subsidiaries' non-controlling interests (Note 12)	(187)	(156)	(97)
Decrease in lease liabilities (Note 25 and 34)	(9)	(8)	(25)
Financing fees and other	(13)	(4)	(11)
Change in non-cash financing working capital balances	(2)	(1)	(13)
Cash flow from (used in) financing activities	45	(282)	272
Cash flow from operating, investing and financing activities	181	247	287
Effect of translation on foreign currency cash	6	(3)	5
Increase in cash and cash equivalents	187	244	292
Cash and cash equivalents, beginning of year	947	703	411
Cash and cash equivalents, end of year	1,134	947	703
Cash taxes paid	67	57	36
Cash interest paid	229	220	201
See accompanying notes.

TransAlta Corporation • 2022 Integrated Report    F12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)
1. Corporate Information
A. Description of the Business
TransAlta Corporation (“TransAlta” or the “Company”) was incorporated under the Canada Business Corporations Act in March 1985. The Company became a public company in December 1992. The Company's head office is located in Calgary, Alberta.
Operating Segments
Generation Segments
The four generation segments of the Company are as follows: Hydro, Wind and Solar, Gas, and Energy Transition. The Company directly or indirectly owns and operates hydro, wind and solar, natural-gas-fired facilities, a coal-fired facility and natural gas pipeline operations in Canada, the United States (“US”) and Australia. The Wind and Solar segment includes the financial results, on a proportionate basis, of our investment in SP Skookumchuck Investment, LLC ("Skookumchuck"). Segment revenues are derived from the availability and production of electricity and steam as well as ancillary services.
Energy Marketing Segment
The Energy Marketing segment derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives.
The Energy Marketing segment also performs services on behalf of certain assets outside of Alberta for the power marketing of available generating capacity as well as the procurement of the fuel and transmission needs of those assets by utilizing contracts of various durations for the forward sales of electricity and for the purchase of natural gas and transmission capacity. The results of these power marketing activities are included in the gross margin of each generation segment. The Energy Marketing segment allocates charges to recognize the performance of these activities to the applicable generation segment thereto.
Corporate Segment
The Corporate segment includes the Company’s central finance, legal, administrative, corporate development, and investor relations functions. Activities and charges directly or reasonably attributable to other segments are allocated thereto. The Corporate segment includes our investment in EMG International, LLC ("EMG"), a wastewater treatment processing company, which is accounted for using the equity method. Revenues are derived from the design and construction of wastewater treatment facilities.
B. Basis of Preparation
These consolidated financial statements have been prepared by management in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements have been prepared on a historical cost basis except for financial instruments, which are measured at fair value, as explained in the following accounting policies.
These consolidated financial statements were authorized for issue by TransAlta's Board of Directors (the "Board") on Feb. 22, 2023.
C. Basis of Consolidation
The consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect the returns through its power over the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period and apply consistent accounting policies as the parent company.

TransAlta Corporation • 2022 Integrated Report    F13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Material Accounting Policies
The Company has reviewed its material accounting policies. The definition of material that management has used to judgmentally determine disclosure is that information is material if omitting it or misstating it could influence decisions users make on the basis of financial information.
A. Revenue Recognition
I. Revenue from Contracts with Customers
The majority of the Company’s revenues from contracts with customers are derived from the sale of generation capacity, electricity, thermal energy, environmental attributes and byproducts of power generation. The Company evaluates whether the contracts it enters into meet the definition of a contract with a customer at the inception of the contract and on an ongoing basis if there is an indication of significant changes in facts and circumstances. Contract modifications are accounted for as separate contracts when the consideration for the additional promised goods reflects a stand-alone selling price. Otherwise, contract modifications are accounted for as part of the existing contract. If the additional goods are not considered distinct the transaction price can be affected and adjustments to previously recognized revenue can occur. If the additional goods are distinct, the existing and modified contracts are treated together as a new contract, with impacts reflected prospectively from the modification date. Revenue is measured based on the transaction price specified in a contract with a customer. Revenue is recognized when control of the goods or services are transferred to the customer. For certain contracts, revenue may be recognized at the invoiced amount, as permitted using the invoice practical expedient, if such amount corresponds directly with the Company’s performance to date. The Company excludes amounts collected on behalf of third parties from revenue.
Performance Obligations
Each promised good or service is accounted for separately as a performance obligation if it is distinct. The Company’s contracts may contain more than one performance obligation.
Transaction Price
The Company allocates the transaction price in the contract to each performance obligation. Transaction price allocated to performance obligations may include variable consideration. Variable consideration is included in the transaction price for each performance obligation when it is highly probable that a significant reversal of the cumulative variable revenue will not occur. Variable consideration that has previously been constrained is assessed at each reporting period to determine whether the constraint is lifted. The consideration contained in some of the Company's contracts with customers is primarily variable and may include both variability in quantity and pricing, such as: revenues can be dependent upon future production volumes that are driven by customer or market demand or by the operational ability of the plant; revenues can be dependent upon the variable cost of producing the energy; revenues can be dependent upon market prices; and revenues can be subject to various indices and escalators.
When multiple performance obligations are present in a contract, the transaction price is allocated to each performance obligation in an amount that depicts the consideration the Company expects to be entitled to in exchange for transferring the good or service. The Company estimates the amount of the transaction price to allocate to individual performance obligations based on their relative stand-alone selling prices, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.
TransAlta Corporation • 2022 Integrated Report     F14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Recognition
The nature, timing of recognition of satisfied performance obligations and payment terms for the Company’s goods and services are described below:

Good or service	Description
Capacity	Capacity refers to the availability of an asset to deliver goods or services. Customers typically pay for capacity for each defined time period (e.g., monthly) in an amount representative of the availability of the asset for the defined time period. Obligations to deliver capacity are satisfied over time and revenue is recognized using a time-based measure. Contracts for capacity are typically long term in nature. Payments are typically received from customers on a monthly basis.
Contract power	The sale of contract power refers to the delivery of units of electricity to a customer under the terms of a contract. Customers pay a contractually specified price for the output at the end of predefined contractual periods (e.g., monthly). Obligations to deliver electricity are satisfied over time and revenue is recognized using a units-based output measure (i.e., megawatt hours). Contracts for power are typically long term in nature and payments are typically received on a monthly basis.
Thermal energy	Thermal energy refers to the delivery of units of steam to a customer under the terms of a contract. Customers pay a contractually specified price for the output at the end of predefined contractual periods (e.g., monthly). Obligations to deliver steam are satisfied over time and revenue is recognized using a units-based output measure (i.e., gigajoules). Contracts for thermal energy are typically long term in nature. Payments are typically received from customers on a monthly basis.
Environmental attributes	Environmental attributes refers to the delivery of renewable energy certificates, green attributes and other similar items. Customers may contract for environmental attributes in conjunction with the purchase of power, in which case the customer pays for the attributes in the month subsequent to the delivery of the power. Alternatively, customers pay upon delivery of the environmental attributes. Obligations to deliver environmental attributes are satisfied at a point in time, generally upon delivery of the item.
Generation byproducts
Generation byproducts refers to the sale of byproducts from the use of coal in the Company’s US coal operations and the sale of coal to third parties. Obligations to deliver byproducts are satisfied at a point in time, generally upon delivery of the item. Payments are received upon satisfaction of delivery of the byproducts.

A contract liability is recorded when the Company receives consideration before the performance obligations have been satisfied. A contract asset is recorded when the Company has rights to consideration for the completion of a performance obligation before it has invoiced the customer. The Company recognizes unconditional rights to consideration separately as a receivable. Contract assets and receivables are evaluated at each reporting period to determine whether there is any objective evidence that they are impaired.
II. Revenue from Other Sources
Merchant Revenue
Revenues from non-contracted capacity (i.e., merchant) comprise energy payments, at market price, for each MWh produced and are recognized upon delivery.

TransAlta Corporation • 2022 Integrated Report     F15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Lease Revenue
In certain situations, a long-term electricity or thermal sales contract may contain, or be considered, a lease. Revenues associated with non-lease elements are recognized as goods or services revenues as outlined above. Where the terms and conditions of the contract result in the customer assuming the principal risks and rewards of ownership of the underlying asset, the contractual arrangement is considered a finance lease, which results in the recognition of finance lease income. Where the Company retains the principal risks and rewards, the contractual arrangement is an operating lease. Rental income, including contingent rents where applicable, is recognized over the term of the contract.
Revenue from Derivatives
Commodity risk management activities involve the use of derivatives such as physical and financial swaps, forward sales contracts, futures contracts and options, which are used to earn revenues and to gain market information. The Company also enters into contracts for differences and Virtual Power Purchase Agreements ("VPPA"). Contracts for differences are financial contracts whereby the Company receives a fixed price per MWh and pays the prevailing real-time energy market price per MWh. A VPPA is whereby the Company receives the difference between the fixed contract price per MWh and the settled market price. These arrangements are option-based derivatives and judgment is applied to determine if the contract meets the "own use" exemption or if derivative treatment is required.
These derivatives are accounted for using fair value accounting. The initial recognition and subsequent changes in fair value affect reported net earnings in the period the change occurs and are presented on a net basis in revenue. The fair values of instruments that remain open at the end of the reporting period represent unrealized gains or losses and are presented on the Consolidated Statements of Financial Position as risk management assets or liabilities. Some of the derivatives used by the Company in trading activities are not traded on an active exchange or have terms that extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using internal valuation techniques or models.
B. Financial Instruments and Hedges
I. Financial Instruments
Classification and Measurement
IFRS 9 introduced the requirement to classify and measure financial assets based on their contractual cash flow characteristics and the Company’s business model for the financial asset. All financial assets and financial liabilities, including derivatives, are recognized at fair value on the Consolidated Statements of Financial Position when the Company becomes party to the contractual provisions of a financial instrument or non-financial derivative contract. Financial assets must be classified and measured at either amortized cost, at fair value through profit or loss (“FVTPL”), or at fair value through other comprehensive income (loss) (“FVTOCI”).
Financial assets with contractual cash flows arising on specified dates, consisting solely of principal and interest and that are held within a business model whose objective is to collect the contractual cash flows, are subsequently measured at amortized cost. Financial assets measured at FVTOCI are those that have contractual cash flows, arising on specific dates, consisting solely of principal and interest and that are held within a business model whose objective is to collect the contractual cash flows and to sell the financial asset and investments in equity instruments. All other financial assets are subsequently measured at FVTPL.
Financial liabilities are classified as FVTPL when the financial liability is held for trading. All other financial liabilities are subsequently measured at amortized cost.
Funds received under tax equity investment arrangements are classified as long-term debt. These arrangements are used in the US where project investors acquire an equity investment in the project entity and in return for their investment, are allocated substantially all of the earnings, cash flows and tax benefits (such as production tax credits, investment tax credits, accelerated tax depreciation, as applicable) until they have achieved the agreed upon target rate of return. Once achieved, the arrangements flip, with the Company then receiving the majority of earnings, cash flows and tax benefits. At that time, the tax equity financings will be classified as a non-controlling interest. In applying the effective interest method to tax equity financings, the Company has made an accounting policy choice to recognize the impacts of the tax attributes in net interest expense.
TransAlta Corporation • 2022 Integrated Report     F16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company enters into a variety of derivative financial instruments to manage its exposure to commodity price risk, interest rate risk and foreign currency exchange risk, including fixed price financial swaps, long-term physical power sale contracts, foreign exchange forward contracts and designating foreign currency debt as a hedge of net investments in foreign operations.
Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net earnings immediately, unless the derivative is designated and effective as a hedging instrument, in which case the timing of the recognition in net earnings is dependent on the nature of the hedging relationship.
Derivatives embedded in non-derivative host contracts that are not financial assets within the scope of IFRS 9 (e.g., financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL. Derivatives embedded in hybrid contracts that contain financial asset hosts within the scope of IFRS 9 are not separated and the entire contract is measured at either FVTPL or amortized cost, as appropriate.
Financial assets are derecognized when the contractual rights to receive cash flows expire. Financial liabilities are derecognized when the obligation is discharged, cancelled or expired.
Financial assets are also derecognized when the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows to a third party under a "pass-through" arrangement and either transferred substantially all the risks and rewards of the asset, or transferred control of the asset. TransAlta will continue to recognize the asset and any associated liability if TransAlta retains substantially all of the risks and rewards of the asset, or retains control of the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that TransAlta could be required to repay.
Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated Statements of Financial Position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liabilities simultaneously.
Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. For other financial instruments, such as debt instruments, transaction costs are recognized as part of the carrying amount of the financial instrument. The Company uses the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.
Impairment of Financial Assets
TransAlta recognizes an allowance for expected credit losses for financial assets measured at amortized cost as well as certain other instruments. The loss allowance for a financial asset is measured at an amount equal to the lifetime expected credit loss if its credit risk has increased significantly since initial recognition or if the financial asset is a purchased or originated credit-impaired financial asset. If the credit risk on a financial asset has not increased significantly since initial recognition, its loss allowance is measured at an amount equal to the 12-month expected credit loss.
For trade receivables, lease receivables and contract assets recognized under IFRS 15, TransAlta applies a simplified approach for measuring the loss allowance. Therefore, the Company does not track changes in credit risk but instead recognizes a loss allowance at an amount equal to the lifetime expected credit losses at each reporting date.
The assessment of the expected credit loss is based on historical data and adjusted by forward-looking information. Forward-looking information utilized includes third-party default rates over time, dependent on credit ratings.
II. Hedges
Where hedge accounting can be applied and the Company chooses to seek hedge accounting treatment, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposures of a net investment in a foreign operation.

TransAlta Corporation • 2022 Integrated Report     F17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A relationship qualifies for hedge accounting if, at inception, it is formally designated and documented as a hedge and the hedging instrument and the hedged item have values that generally move in opposite direction because of the hedged risk. The documentation includes identification of the hedging instrument and hedged item or transaction, the nature of the risk being hedged, the Company’s risk management objectives and strategy for undertaking the hedge and how hedge effectiveness will be assessed. The process of hedge accounting includes linking derivatives to specific recognized assets and liabilities or to specific firm commitments or highly probable anticipated transactions.
The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used are highly effective in offsetting changes in fair values or cash flows of hedged items. If hedge criteria are not met or the Company does not apply hedge accounting, the derivative is recognized at fair value on the Consolidated Statements of Financial Position, with subsequent changes in fair value recorded in net earnings in the period of change.
Fair Value Hedges
In a fair value hedging relationship, the carrying amount of the hedged item is adjusted for changes in fair value attributable to the hedged risk, with the changes being recognized in net earnings. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in net earnings.
For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the effective interest rate ("EIR") method. The EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.
If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.
Cash Flow Hedges
In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income (loss) ("OCI") while any ineffective portion is recognized in net earnings. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item.
If cash flow hedge accounting is discontinued, the amounts previously recognized in accumulated other comprehensive income (loss) ("AOCI") must remain in AOCI if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to net earnings as a reclassification adjustment. After discontinuation, once the hedged cash flow occurs, any amount remaining in AOCI must be accounted for depending on the nature of the underlying transaction.
Hedges of Foreign Currency Exposures of a Net Investment in a Foreign Operation
In hedging of a foreign currency exposure of a net investment in a foreign operation, the effective portion of foreign exchange gains and losses on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net earnings. The related fair values are recorded in risk management assets or liabilities, as appropriate. The amounts previously recognized in AOCI are recognized in net earnings when there is a reduction in the hedged net investment as a result of a disposal, partial disposal or loss of control.
C. Cash and Cash Equivalents
Cash and cash equivalents comprises cash and highly liquid investments with original maturities of three months or less.
D. Inventory
I. Fuel
The Company’s inventory balance is composed of coal and natural gas used as fuel, which is measured at the lower of weighted average cost and net realizable value. The cost of natural gas and purchased coal inventory includes all applicable expenditures and charges incurred in bringing the inventory to its existing condition and location.
II. Energy Marketing
Commodity inventories held in the Energy Marketing segment for trading purposes are measured at fair value less costs to sell. Changes in fair value less costs to sell are recognized in net earnings in the period of change.
TransAlta Corporation • 2022 Integrated Report     F18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
III. Parts, Materials and Supplies
Parts, materials and supplies are recorded at the lower of cost and measured at moving average costs and net realizable value.
IV. Emission Credits and Allowances
Emission credits and allowances are recorded as inventory at cost. Those purchased for use by the Company are recorded at cost and are carried at the lower of weighted average cost and net realizable value. For emission credits that are not ordinarily interchangeable, the Company records the credits using the specific identification method. Credits granted to, or internally generated by, TransAlta are recorded at nil. Emission liabilities are recorded using the best estimate of the amount required by the Company to settle its obligation in excess of government-established caps and targets. To the extent compliance costs are recoverable under the terms of contracts with third parties, the amounts are recognized as revenue in the period of recovery.
Emission credits and allowances that are held for trading and that meet the definition of a derivative are accounted for using the fair value method of accounting. Emission credits and allowances that do not satisfy the criteria of a derivative are accounted for using the accrual method.
E. Property, Plant and Equipment
The Company’s investment in property, plant and equipment (“PP&E”) is initially measured at the original cost of each component at the time of construction, purchase or acquisition. A component is a tangible portion of an asset that can be separately identified and depreciated over its own expected useful life and is expected to provide a benefit for a period in excess of one year. Original cost includes items such as materials, labour, borrowing costs and other directly attributable costs, including the initial estimate of the cost of decommissioning and restoration. Costs are recognized as PP&E if it is probable that future economic benefits will be realized and the cost of the item can be measured reliably. The cost of major spare parts is capitalized and classified as PP&E, as these items can only be used in connection with an item of PP&E.
Planned maintenance is performed at regular intervals. Planned major maintenance includes inspection, repair and maintenance of existing components and the replacement of existing components. Costs incurred for planned major maintenance activities are capitalized in the period maintenance activities occur and are amortized on a straight-line basis over the term until the next major maintenance event. Expenditures incurred for the replacement of components during major maintenance are capitalized and amortized over the estimated useful life of such components.
The cost of routine repairs and maintenance and the replacement of minor parts is charged to net earnings as incurred. Subsequent to initial recognition and measurement at cost, all classes of PP&E continue to be measured using the cost model and are reported at cost less accumulated depreciation and impairment losses, if any.
An item of PP&E or a component is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition is included in net earnings when the asset is derecognized. The estimate of the useful life of each component of PP&E is based on current facts and past experience and takes into consideration existing long-term sales agreements and contracts, current and forecasted demand and the potential for technological obsolescence. The useful life is used to estimate the rate at which the component of PP&E is depreciated. PP&E assets are subject to depreciation when the asset is considered to be available for use, which is typically upon commencement of commercial operations. Insurance spares that are designated as critical for uninterrupted operation in a particular facility are depreciated over the life of that facility, even if the item is not in service. Capital spares begin to be depreciated when the item is put into service. Each significant component of an item of PP&E is depreciated to its residual value over its estimated useful life, generally using straight-line or unit-of-production methods. Estimated useful lives, residual values and depreciation methods are reviewed annually and are subject to revision based on new or additional information. The effect of a change in useful life, residual value or depreciation method is accounted for prospectively.

TransAlta Corporation • 2022 Integrated Report     F19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Estimated remaining useful lives of the components of depreciable assets, categorized by asset class, are as follows:

Hydro generation	2-50 years
Wind and Solar generation	2-30 years
Gas generation	2-35 years
Energy Transition	1-10 years
Capital spares and other	2-50 years
TransAlta capitalizes borrowing costs on capital invested in projects under construction. Upon commencement of commercial operations, capitalized borrowing costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset.
F. Intangible Assets
Intangible assets acquired in a business combination are recognized separately from goodwill at their fair value at the date of acquisition. Intangible assets acquired separately are recognized at cost. Internally generated intangible assets arising from development projects are recognized when certain criteria related to the feasibility of internal use or sale and probable future economic benefits of the intangible asset, are demonstrated.
Intangible assets are initially recognized at cost, which is comprised of all directly attributable costs necessary to create, produce and prepare the intangible asset to be capable of operating in the manner intended by management.
Subsequent to initial recognition, intangible assets continue to be measured using the cost model and are reported at cost less accumulated amortization and impairment losses, if any. Amortization is included in depreciation and amortization in the Consolidated Statements of Earnings (Loss).
Amortization commences when the intangible asset is available for use and is computed on a straight-line basis over the intangible asset’s estimated useful life. Estimated useful lives of intangible assets may be determined, for example, with reference to the term of the related contract or licence agreement. The estimated useful lives and amortization methods are reviewed annually with the effect of any changes being accounted for prospectively.
Intangible assets consist of power sale contracts with fixed prices higher than market prices at the date of acquisition, software and intangibles under development. Estimated remaining useful lives of intangible assets are as follows:

Software	1-7 years
Power sale contracts	1-18 years
G. Impairment of Tangible and Intangible Assets Excluding Goodwill
At the end of each reporting period, the Company assesses whether there is any indication that PP&E and finite life intangible assets are impaired.
Factors that could indicate that an impairment exists include: significant underperformance relative to historical or projected operating results; significant changes in the manner in which an asset is used, or in the Company’s overall business strategy; or significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. This can be further complicated in situations where the Company is not the operator of the facility. Events can occur in these situations that may not be known until a date subsequent to their occurrence.
TransAlta Corporation • 2022 Integrated Report     F20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company’s operations, the market and business environment are routinely monitored and judgments and assessments are made to determine whether an event has occurred that indicates a possible impairment. If such an event has occurred, an estimate is made of the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset belongs. Recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In determining fair value, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model such as discounted cash flows is used. Value in use is the present value of the estimated future cash flows expected to be derived from the asset from its continued use and ultimate disposal by the Company. If the recoverable amount is less than the carrying amount of the asset or CGU, an asset impairment charge is recognized in net earnings and the asset’s carrying amount is reduced to its recoverable amount.
At each reporting date, an assessment is made whether there is any indication that an impairment charge previously recognized may no longer exist or may have decreased. If such indication exists, the recoverable amount of the asset or CGU to which the asset belongs is estimated and, if there has been an increase in the recoverable amount, the impairment charge previously recognized is reversed. Where an impairment charge is subsequently reversed, the carrying amount of the asset is increased to the lesser of the revised estimate of its recoverable amount or the carrying amount that would have been determined (net of depreciation) had no impairment charge been recognized previously. A reversal of an impairment charge is recognized in net earnings.
H. Goodwill
Goodwill arising in a business combination is recognized as an asset at the date control is acquired. Goodwill is measured as the cost of an acquisition plus the amount of any non-controlling interest in the acquiree (if applicable) less the fair value of the related identifiable assets acquired and liabilities assumed.
Goodwill is not subject to amortization, but is tested for impairment at least annually, or more frequently, if an analysis of events and circumstances indicates that a possible impairment may exist. These events could include a significant change in financial position of the CGUs or groups of CGUs to which the goodwill relates or significant negative industry or economic trends. For impairment purposes, goodwill is allocated to each of the Company’s CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination in which the goodwill arose. Accordingly, the Company performs its test for impairment, where the recoverable amount of the CGUs or groups of CGUs to which the goodwill relates is compared to its carrying amount for each operating segment. If the recoverable amount is less than the carrying amount, an impairment charge is recognized in net earnings immediately, by first reducing the carrying amount of the goodwill and then by reducing the carrying amount of the other assets in the unit. An impairment charge recognized for goodwill is not reversed in subsequent periods.
I. Income Taxes
The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis (temporary differences). A deferred income tax asset may also be recognized for the benefit expected from unused tax credits and losses available for carryforward, to the extent that it is probable that future taxable earnings will be available against which the tax credits and losses can be applied. Deferred income tax assets and liabilities are measured based on income tax rates and tax laws that are enacted or substantively enacted by the end of the reporting period and that are expected to apply in the years in which temporary differences are expected to be realized or settled. Deferred income tax is charged or credited to net earnings, except when related to items charged or credited to either OCI or directly to equity. The carrying amount of deferred income tax assets is evaluated at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be realized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recovered.
Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Cash taxes paid disclosed on the Consolidated Statements of Cash Flows includes income taxes and taxes paid related to the Part VI.1 tax in Canada for the period.

TransAlta Corporation • 2022 Integrated Report     F21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
J. Employee Future Benefits
The Company has defined benefit pension and other post-employment benefit plans. The current service cost of providing benefits under the defined benefit plans is determined using the projected unit credit method prorated based on service. The net interest cost is determined by applying the discount rate to the net defined benefit liability. The discount rate used to determine the present value of the defined benefit obligation and the net interest cost, is determined by reference to market yields at the end of the reporting period on high-quality corporate bonds with terms and currencies that match the estimated terms and currencies of the benefit obligations. Remeasurements, which include actuarial gains and losses and the return on plan assets (excluding net interest), are recognized through OCI in the period in which they occur. Actuarial gains and losses arise from experience adjustments and changes in actuarial assumptions. Remeasurements are not reclassified to profit or loss, from OCI, in subsequent periods.
Gains or losses arising from either a curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. When the restructuring of a benefit plan gives rise to a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
In determining whether statutory minimum funding requirements of the Company’s defined benefit pension plans give rise to recording an additional liability, letters of credit provided by the Company as security are considered to alleviate the funding requirements. No additional liability results in these circumstances.
Contributions payable under defined contribution pension plans are recognized as a liability and an expense in the period in which the services are rendered.
K. Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. A legal obligation can arise through a contract, legislation or other operation of law. A constructive obligation arises from an entity’s actions whereby through an established pattern of past practice, published policies or a sufficiently specific current statement, the entity has indicated it will accept certain responsibilities and has thus created a valid expectation that it will discharge those responsibilities. The amount recognized as a provision is the best estimate, remeasured at each period-end, of the expenditures required to settle the present obligation, considering the risks and uncertainties associated with the obligation. Where expenditures are expected to be incurred in the future, the obligation is measured at its present value using a current market-based, risk-adjusted interest rate.
The Company records a decommissioning and restoration provision for all generating facilities and mine sites for which it is legally or constructively required to remove the facilities at the end of their useful lives and restore the plant or mine sites. For some hydro facilities, the Company is required to remove the generating equipment, but is not required to remove the structures. Initial decommissioning provisions are recognized at their present value when incurred. Each reporting date, the Company determines the present value of the provision using the current discount rates that reflect the time value of money and associated risks. The Company recognizes the initial decommissioning and restoration provisions, as well as changes resulting from revisions to cost estimates and period-end revisions to the market-based, risk-adjusted discount rate, as a cost of the related PP&E (see Note 2(E)) to the extent the related PP&E asset is still in use. Where the related PP&E asset has reached the end of its useful life, changes in the decommissioning and restoration provision are recognized in net earnings. The accretion of the net present value discount is charged to net earnings each period and is included in net interest expense. Where the Company expects to receive reimbursement from a third party for a portion of future decommissioning costs, the reimbursement is recognized as a separate asset when it is virtually certain that the reimbursement will be received.
Changes in other provisions resulting from revisions to estimates of expenditures required to settle the obligation or period-end revisions to the market-based, risk-adjusted discount rate are recognized in net earnings. The accretion of the net present value discount is charged to net earnings each period and is included in net interest expense.
TransAlta Corporation • 2022 Integrated Report     F22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
L. Leases
Under IFRS 16, a contract contains a lease when the customer obtains the right to control the use of an identified asset for a period of time in exchange for consideration.
I. Lessee
The Company enters into lease arrangements with respect to land, building and office space, vehicles and site machinery and equipment. For all contracts that meet the definition of a lease under IFRS 16 in which the Company is the lessee and which are not exempt as short-term or low-value leases, the Company:
•Recognizes right-of-use assets and lease liabilities in the Consolidated Statements of Financial Position;
•Recognizes depreciation of the right-of-use assets and interest expense on lease liabilities in the Consolidated Statements of Earnings (Loss); and
•Recognizes the principal repayments on lease liabilities as financing activities and interest payments on lease liabilities as operating activities in the Consolidated Statements of Cash Flows.
For short-term and low-value leases, the Company recognizes the lease payments as operating expenses.
Variable lease payments that do not depend on an index or a rate are not included in the measurement of the lease liability and the right-of-use asset and are recognized as an expense in the period in which the event or condition that triggers the payments occurs.
Right-of-use assets are initially measured at an amount equal to the lease liability and adjusted for any payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, or to restore the underlying asset or the site on which it is located, less any lease incentives received.
Lease liabilities are initially measured at the present value of the lease payments that are not paid at commencement and discounted using the Company's incremental borrowing rate or the rate implicit in the lease. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the Company’s estimate or assessment of whether it will exercise an extension, termination or purchase option. A corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option and periods covered by an option to terminate if the Company is reasonably certain not to exercise that option.
Right-of-use assets are depreciated over the shorter period of either the lease term or the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise the purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset.
The Company has elected to apply the practical expedient that permits a lessee not to separate non-lease components and instead account for any lease and associated non-lease components as a single arrangement.
II. Lessor
Power Purchase Agreements ("PPAs") and other long-term contracts may contain, or may be considered, leases where the fulfillment of the arrangement is dependent on the use of a specific asset (e.g., a generating unit) and the arrangement conveys to the customer the right to control the use of that asset.

TransAlta Corporation • 2022 Integrated Report     F23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Where the Company determines that the contractual provisions of a contract contain, or are, a lease and result in the customer assuming the principal risks and rewards of ownership of the asset, the arrangement is a finance lease. Assets subject to finance leases are not reflected as PP&E and the net investment in the lease, represented by the present value of the amounts due from the lessee, is recorded in the Consolidated Statements of Financial Position as a financial asset, classified as a finance lease receivable. The payments considered to be part of the leasing arrangement are apportioned between a reduction in the lease receivable and finance lease income. The finance lease income element of the payments is recognized using a method that results in a constant rate of return on the net investment in each period and is reflected in finance lease income on the Consolidated Statements of Earnings (Loss).
Where the Company determines that the contractual provisions of a contract contain, or are, a lease and result in the Company retaining the principal risks and rewards of ownership of the asset, the arrangement is an operating lease. For operating leases, the asset is, or continues to be, capitalized as PP&E and depreciated over its useful life.
When the Company has subleased all or a portion of an asset it is leasing and for which it remains the primary obligor under the lease, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified as a finance lease by reference to the right-of-use asset arising from the head lease.
M. Non-Controlling Interests
Non-controlling interests arise from business combinations in which the Company acquires less than a 100 per cent interest. Non-controlling interests are initially measured at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The Company determines on a transaction-by-transaction basis for which the measurement method is used. Non-controlling interests also arise from other contractual arrangements between the Company and other parties, whereby the other party has acquired an equity interest in a subsidiary and the Company retains control.
Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased by the non-controlling interest’s share of subsequent changes in equity and payments to the non-controlling interest. Total comprehensive income (loss) is attributed to the non-controlling interests even if this results in the non-controlling interests having a negative balance.
N. Joint Arrangements
A joint arrangement is a contractual arrangement that establishes the terms by which two or more parties agree to undertake and jointly control an economic activity. The Company's joint arrangements are generally classified as two types: joint operations and joint ventures.
A joint operation arises when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. Generally, each party takes a share of the output from the asset and each bears an agreed upon share of the costs incurred in respect of the joint operation. The Company reports its interests in joint operations in its consolidated financial statements using the proportionate consolidation method by recognizing its share of the assets, liabilities, revenues and expenses in respect of its interest in the joint operation.
In a joint venture, the venturers do not have rights to individual assets or obligations of the venture. Rather, each venturer has rights to the net assets of the arrangement. The Company reports its interests in joint ventures using the equity method. Under the equity method, the investment is initially recognized at cost and the carrying amount is increased or decreased to recognize the Company’s share of the joint venture’s net earnings or loss after the date of acquisition. The impact of transactions between the Company and joint ventures is eliminated based on the Company’s ownership interest. Distributions received from joint ventures reduce the carrying amount of the investment. Any excess of the cost of an acquisition less the fair value of the recognized identifiable assets, liabilities and contingent liabilities of an acquired joint venture is recognized as goodwill and is included in the carrying amount of the investment and is assessed for impairment as part of the investment.
Investments in joint ventures are evaluated for impairment at each reporting date by first assessing whether there is objective evidence that the investment is impaired. If such objective evidence is present, an impairment charge is recognized if the investment’s recoverable amount is less than its carrying amount. The investment’s recoverable amount is determined as the higher of value in use and fair value less costs of disposal.
TransAlta Corporation • 2022 Integrated Report     F24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
O. Business Combinations
Transactions in which the acquisition constitutes a business are accounted for using the acquisition method. Identifiable assets acquired and liabilities assumed are measured at their acquisition date fair values. A business consists of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. Goodwill is measured as the excess of the fair value of consideration transferred less the fair value of the identifiable assets acquired and liabilities assumed. Acquisition-related costs to effect the business combination, with the exception of costs to issue debt or equity securities, are recognized in net earnings as incurred.
The optional fair value concentration test is applied on a transaction-by-transaction basis to permit a simplified assessment of whether an acquired set of activities and assets are not a business. Where substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the Company may elect to treat the acquisition as an asset acquisition and not as a business combination.
P. Significant Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of financial statements requires management to make judgments, estimates and assumptions that could affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingent assets and liabilities during the period. These estimates are subject to uncertainty. Actual results could differ from those estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices and changes in economic conditions, legislation and regulations.
In the process of applying the Company’s accounting policies, management has to make judgments and estimates about matters that are highly uncertain at the time the estimate is made and that could significantly affect the amounts recognized in the consolidated financial statements. Different estimates with respect to key variables used in the calculations, or changes to estimates, could potentially have a material impact on the Company’s financial position or performance. The key judgments and sources of estimation uncertainty are described below:
I. Impairment of PP&E and Goodwill
Impairment exists when the carrying amount of an asset, CGU or group of CGUs to which goodwill relates exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. An assessment is made at each reporting date as to whether there is any indication that an impairment charge may exist or that a previously recognized impairment charge may no longer exist or may have decreased. In determining fair value less costs of disposal, information about third-party transactions for similar assets is used and if none is available, other valuation techniques, such as discounted cash flows, are used. Value in use is computed using the present value of management’s best estimates of future cash flows based on the current use and present condition of the asset.
In estimating either fair value less costs of disposal or value in use using discounted cash flow methods, estimates and assumptions must be made about sales prices, cost of sales, production, fuel consumed, capital expenditures, retirement costs and other related cash inflows and outflows over the life of the facilities, which can range from three to 50 years. In developing these assumptions, management uses estimates of contracted and future market prices based on expected market supply and demand in the region in which the plant operates, anticipated production levels, planned and unplanned outages, changes to regulations and transmission capacity or constraints for the remaining life of the facilities.
Discount rates are determined by employing a weighted average cost of capital methodology that is based on capital structure, cost of equity and cost of debt assumptions based on comparable companies with similar risk characteristics and market data as the asset, CGU or group of CGUs subject to the test. These estimates and assumptions are susceptible to change from period to period and actual results can and often do, differ from the estimates and can have either a positive or negative impact on the estimate of the impairment charge and may be material.

TransAlta Corporation • 2022 Integrated Report     F25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The impairment outcome can also be impacted by the determination of CGUs or groups of CGUs for asset and goodwill impairment testing. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets and goodwill is allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the acquisition from which the goodwill arose. The allocation of goodwill is reassessed upon changes in the composition of segments, CGUs or groups of CGUs. In respect of determining CGUs, significant judgment is required to determine what constitutes independent cash flows between power plants that are connected to the same system. The Company evaluates the market design, transmission constraints and the contractual profile of each facility, as well as the Company’s own commodity price risk management plans and practices, in order to inform this determination.
With regard to the allocation or reallocation of goodwill, significant judgment is required to evaluate synergies and their impacts. Minimum thresholds also exist with respect to segmentation and internal monitoring activities. The Company evaluates synergies with regard to opportunities from combined talent and technology, functional organization and future growth potential and considers its own performance measurement processes in making this determination. Information regarding significant judgments and estimates in respect of impairment during 2020 to 2022 is disclosed in Notes 7, 19 and 22.
II. Leases
In determining whether the Company’s contracts contain, or are, leases, management must use judgment in assessing whether the contract provides the customer with the right to substantially all of the economic benefits from the use of the asset during the lease term and whether the customer obtains the right to direct the use of the asset during the lease term. For those agreements considered to contain, or be, leases, further judgment is required to determine the lease term by assessing whether termination or extension options are reasonably certain to be exercised. Judgment is also applied in identifying in-substance fixed payments (included) and variable payments that are based on usage or performance factors (excluded) and in identifying lease and non-lease components (services that the supplier performs) of contracts and in allocating contract payments to lease and non-lease components.
For leases where the Company is a lessor, judgment is required to determine if substantially all of the significant risks and rewards of ownership are transferred to the customer or remain with the Company to appropriately account for the agreement as either a finance or operating lease. These judgments can be significant and impact how the Company classifies amounts related to the arrangement as either PP&E or as a finance lease receivable on the Consolidated Statements of Financial Position and therefore the amount of certain items of revenue and expense is dependent upon such classifications.
III. Income Taxes
Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which the Company operates. The process also involves making an estimate of income taxes currently payable and income taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the Consolidated Statements of Financial Position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that the Company’s future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. Management uses the Company’s long-range forecasts as a basis for evaluation of recovery of deferred income tax assets. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Differing assessments and applications than the Company’s estimates could materially impact the amounts recognized for deferred income tax assets and liabilities. Information regarding the impacts of the Company’s tax policies is disclosed in Note 11.
TransAlta Corporation • 2022 Integrated Report     F26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IV. Financial Instruments and Derivatives
The Company’s financial instruments and derivatives are accounted for at fair value, with the initial and subsequent changes in fair value affecting earnings in the period the change occurs. The fair values of financial instruments and derivatives are classified within three levels, with Level III fair values determined using inputs for the asset or liability that are not readily observable. These fair value levels are outlined and discussed in more detail in Note 14. Some of the Company’s fair values are included in Level III because they are not traded on an active exchange or have terms that extend beyond the time period for which exchange-based quotes are available and require the use of internal valuation techniques or models to determine fair value.
The determination of the fair value of these contracts and derivative instruments can be complex and relies on judgments and estimates concerning future prices, volatility and liquidity, among other factors. These fair value estimates may not necessarily be indicative of the amounts that could be realized or settled and changes in these assumptions could affect the reported fair value of financial instruments. Fair values can fluctuate significantly and can be favourable or unfavourable depending on current market conditions. Judgment is also used in determining whether a highly probable forecasted transaction designated in a cash flow hedge is expected to occur based on the Company’s estimates of pricing and production to allow the future transaction to be fulfilled.
When the Company enters into contracts to buy or sell non-financial items, such as certain commodities, and the contracts can be settled net in cash, the Company must use judgment to evaluate whether such contracts were entered into and continue to be held for the purposes of the receipt or delivery of the commodity in accordance with the Company's expected purchase, sale or usage requirements (i.e., normal purchase and sale). If this assertion cannot be supported, initially at contract inception and on an ongoing basis, the contracts must be accounted for as derivatives and measured at fair value, with changes in fair value recognized in net earnings. In supporting the normal purchase and sale assertion, the Company considers the nature of the contracts, the forecasted demand and supply requirements to which the contracts relate and its past practice of net settling other similar contracts, which may taint the normal purchase and sale assertion. The Company also enters into PPAs and contracts for differences and judgment is applied to determine if the contract meets the "own use" exemption or if derivative treatment is required.
V. Project Development Costs
Project development costs are recognized in operating expenses until construction of a facility or acquisition of an investment is likely to occur, there is reason to believe that future costs are recoverable and that efforts will result in future value to the Company, at which time the costs incurred subsequently are included in PP&E or other assets. The appropriateness of capitalization of these costs is evaluated each reporting period and amounts capitalized for projects no longer probable of occurring or when there is uncertainty of timing of when the projects will proceed are charged to net earnings. Management is required to use judgment to determine if there is reason to believe that future costs are recoverable and that efforts will result in future value to the Company when determining the amount to be capitalized. Information regarding project development costs is disclosed in Note 23 and information on the write-off of project development costs is disclosed in Note 7.
VI. Provisions for Decommissioning and Restoration Activities
TransAlta recognizes provisions for decommissioning and restoration obligations as outlined in Note 2(K). Initial decommissioning provisions and subsequent changes thereto, are determined using the Company’s best estimate of the required cash expenditures, adjusted to reflect the risks and uncertainties inherent in the timing and amount of settlement. The estimated cash expenditures are present valued using a current, risk-adjusted, market-based, pre-tax discount rate. A change in estimated cash flows, market interest rates or timing could have a material impact on the carrying amount of the provision. Information regarding significant judgments and estimates made during 2020 to 2022 in respect of decommissioning and restoration provisions is disclosed in Notes 7, 19 and 24.
VII. Useful Life of PP&E
Each significant component of an item of PP&E is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, the potential for technological obsolescence and regulations. The useful lives of PP&E are reviewed at least annually to ensure they continue to be appropriate. Information on changes in useful lives of facilities is disclosed in Note 19.

TransAlta Corporation • 2022 Integrated Report     F27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
VIII. Employee Future Benefits
The Company provides pension and other post-employment benefits, such as health and dental benefits, to employees. The cost of providing these benefits is dependent upon many factors, including actual plan experience and estimates and assumptions about future experience.
The liability for pension and post-employment benefits and associated costs included in annual compensation expenses are impacted by estimates related to:
•Employee demographics, including age, compensation levels, employment periods, the level of contributions made to the plans and earnings on plan assets;
•The effects of changes to the provisions of the plans; and
•Changes in key actuarial assumptions, including rates of compensation and health-care cost increases and discount rates.
Due to the complexity of the valuation of pension and post-employment benefits, a change in the estimate of any one of these factors could have a material effect on the carrying amount of the liability for pension and other post-employment benefits or the related expense. These assumptions are reviewed annually to ensure they continue to be appropriate. Disclosures on employee future benefits are disclosed in Note 32.
IX. Other Provisions
Where necessary, the Company recognizes provisions arising from ongoing business activities, such as interpretation and application of contract terms, ongoing litigation and force majeure claims. These provisions and subsequent changes thereto, are determined using the Company’s best estimate of the outcome of the underlying event and can also be impacted by determinations made by third parties, in compliance with contractual requirements. The actual amount of the provisions that may be required could differ materially from the amount recognized. More information is disclosed in Notes 8 and 24 with respect to other provisions.
X. Revenue from Contracts with Customers
Where contracts contain multiple promises for goods or services, management exercises judgment in determining whether goods or services constitute distinct goods or services or a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The determination of a performance obligation affects whether the transaction price is recognized at a point in time or over time. Management considers both the mechanics of the contract and the economic and operating environment of the contract in determining whether the goods or services in a contract are distinct.
In determining the transaction price and estimates of variable consideration, management considers the past history of customer usage in estimating the goods and services to be provided to the customer. The Company also considers the historical production levels and operating conditions for its variable generating assets. The Company’s contracts generally outline a specific amount to be invoiced to a customer associated with each performance obligation in the contract. Where contracts do not specify amounts for individual performance obligations, the Company estimates the amount of the transaction price to allocate to individual performance obligations based on their stand-alone selling price, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.
The satisfaction of performance obligations requires management to make judgments as to when control of the underlying good or service transfers to the customer. Determining when a performance obligation is satisfied affects the timing of revenue recognition. Management considers both customer acceptance of the good or service and the impact of laws and regulations such as certification requirements, in determining when this transfer occurs.
When contracts are modified, management must exercise judgment to determine, depending upon the facts and circumstances of the changes to the contract, whether the modification is accounted for as a new contract or as part of the existing contract. If it is required to be accounted for as part of the existing contract the transaction price can be affected and adjustments to previously recognized revenue can occur, or the impacts can be reflected prospectively from the modification date.
Management also applies judgment in determining whether the invoice practical expedient permits recognition of revenue at the invoiced amount if that invoiced amount corresponds directly with the entity's performance to date.
TransAlta Corporation • 2022 Integrated Report     F28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
XI. Classification of Joint Arrangements
Upon entering into a joint arrangement, the Company must classify it as either a joint operation or joint venture, and this classification affects the accounting for the joint arrangement. In making this classification, the Company exercises judgment in evaluating the terms and conditions of the arrangement to determine whether the parties have rights to the assets and obligations or rights to the net assets. Factors such as the legal structure, contractual arrangements and other facts and circumstances, such as where the purpose of the arrangement is primarily for the provision of the output to the parties and when the parties are substantially the only source of cash flows for the arrangement, must be evaluated to understand the rights of the parties to the arrangement.
XII. Significant Influence
Upon entering into an investment, the Company must classify it as either an investment in an associate or an investment under IFRS 9. In making this classification, the Company exercises judgment in evaluating whether the Company has significant influence over the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. If the Company holds 20 per cent or more of the voting rights in the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Other factors such as representation on the Board, participation in policy-making processes, material transactions between the Company and investee, interchange of managerial personnel or providing essential technical information are considered when assessing if the Company has significant influence over an investee.
XIII. Change in Estimates
During the year ended Dec. 31, 2022, there were changes in estimates relating to asset useful lives and depreciation (Note 19), decommissioning and other provisions (Note 24) and defined benefit obligation (Note 27). During the year ended Dec. 31, 2021, there were changes in estimates relating to decommissioning and other provisions (Note 24) and defined benefit obligation (Note 27).
3. Accounting Changes
A. Current Accounting Changes
Amendments to International Accounting Standards ("IAS") 37 Provisions, Contingent Liabilities and Contingent Assets
On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract and amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to specify which costs to include when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after Jan. 1, 2022, and the Company adopted these amendments as of Jan. 1, 2022. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after the effective date. No adjustments resulted on adoption of the amendments on Jan. 1, 2022.
B. Future Accounting Changes
The Company closely monitors both new accounting standards and amendments to existing accounting standards issued by the IASB. The following standard has been issued but is not yet in effect.
Amendments to IAS 12 Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
On May 7, 2021, the IASB issued amendments to IAS 12 Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction. The amendments clarify that the initial recognition exemption under IAS 12 does not apply to transactions such as leases and decommissioning obligations. These transactions give rise to equal and offsetting temporary differences in which deferred tax should be recognized.
The amendments are effective for annual periods beginning on or after Jan. 1, 2023, with early application permitted. The Company's current position aligns with the amendment and no financial impact is therefore expected upon adoption on the effective date.

TransAlta Corporation • 2022 Integrated Report     F29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amendments to IAS 1 Classification of Liabilities as Current or Non‐Current
In October 2022, the IASB issued amendments to clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability, in addition to the amendment from January 2020 where the IASB issued amendments to IAS 1 Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date. These amendments specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least 12 months, provided that management's expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability and clarify when a liability is considered settled.
The amendments are effective for annual periods beginning on or after Jan. 1, 2024, and are to be applied retrospectively. The Company has not yet determined the impact of these amendments on its consolidated financial statements.
Amendments to IFRS 16 Lease Liability in a Sale-and-Leaseback
In September 2022, the IASB issued Lease Liability in a Sale and Leaseback, which amends IFRS 16 Leases to provide additional specifications when subsequently measuring the lease liability that require the seller-lessee to determine lease payments and revised lease payments in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use it retains. The current effective date is Jan. 1, 2024. The Company is currently reviewing the impacts of this amendment on its consolidated financial statements.
C. Comparative Figures
Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.
TransAlta Corporation • 2022 Integrated Report     F30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4. Business Acquisitions
Acquisition of North Carolina Solar
On Nov. 5, 2021, the Company closed the acquisition of a 100 per cent membership interest in CI-II Mitchell Holding LLC, owner of a 122 MW portfolio of operating solar sites located in North Carolina (collectively, “North Carolina Solar”), for cash consideration of US$99 million (including working capital adjustments) and the assumption of existing tax equity obligations.
In accordance with IFRS 3 Business Combinations, the substance of the transactions described below constituted a business combination for TransAlta. The fair values of the identifiable assets and liabilities of the acquired entity in the business combinations as at the date of acquisition were:

North Carolina Solar Nov. 5, 2021
Assets
Cash and cash equivalents	4
Accounts receivable	4
Property, plant and equipment	146
Right-of-use assets	13
Liabilities
Accounts payable and accrued liabilities	(4)
Lease liabilities	(13)
Tax equity liability	(20)
Deferred taxes	(3)
Decommissioning provisions	(4)
Net assets acquired	123

Cash consideration	120
Working capital consideration	3
Total purchase consideration transferred	123
In 2021, TransAlta Renewables Inc. ("TransAlta Renewables"), a subsidiary of the Company, acquired a 100 per cent economic interest in the North Carolina Solar facility from a wholly owned subsidiary of the Company through a tracking preferred share structure for aggregate consideration of approximately US$102 million.

TransAlta Corporation • 2022 Integrated Report     F31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Revenue
A. Disaggregation of Revenue
The majority of the Company's revenues are derived from the sale of power, capacity and environmental attributes, leasing of power facilities and from asset optimization activities, which the Company disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

Year ended Dec. 31, 2022	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Revenues from contracts with customers
Power and other	33	220	462	10	—	—	725
Environmental attributes(1)	1	50	—	—	—	—	51
Revenue from contracts with customers	34	270	462	10	—	—	776
Revenue from leases(2)	—	—	32	—	—	—	32
Revenue from derivatives and other trading activities(3)	—	(87)	(821)	243	160	(2)	(507)
Revenue from merchant sales	564	86	1,529	461	—	—	2,640
Other	8	20	7	—	—	—	35
Total revenue	606	289	1,209	714	160	(2)	2,976
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	1	50	—	12	—	—	63
Over time	33	220	462	(2)	—	—	713
Total revenue from contracts with customers	34	270	462	10	—	—	776
(1)    The environmental attributes represent environmental attribute sales not bundled with power and other sales.
(2)    Total lease income from long-term contracts that meet the criteria of operating leases.
(3)    Represents realized and unrealized gains or losses from hedging and derivative positions.

Year ended Dec. 31, 2021	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Revenues from contracts with customers
Power and other	28	207	395	24	—	—	654
Environmental attributes(1)	—	28	—	—	—	—	28
Revenue from contracts with customers	28	235	395	24	—	—	682
Revenue from leases(2)	—	—	19	—	—	—	19
Revenue from derivatives and other trading activities(3)	—	(14)	(118)	138	211	4	221
Revenue from merchant sales	345	68	808	546	—	—	1,767
Other	10	16	5	1	—	—	32
Total revenue	383	305	1,109	709	211	4	2,721
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	—	28	2	23	—	—	53
Over time	28	207	393	1	—	—	629
Total revenue from contracts with customers	28	235	395	24	—	—	682
(1)    The environmental attributes represent environmental attribute sales not bundled with power and other sales.
(2)    Total lease income from long-term contracts that meet the criteria of operating leases.
(3)    Represents realized and unrealized gains or losses from hedging and derivative positions. Wind and Solar has been revised to present revenue classifications consistent with current period.

TransAlta Corporation • 2022 Integrated Report     F32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended Dec. 31, 2020	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Revenues from contracts with customers
Power and other	141	238	465	156	—	—	1,000
Environmental attributes(1)	—	23	—	—	—	—	23
Revenue from contracts with customers	141	261	465	156	—	—	1,023
Revenue from leases(2)	—	—	123	—	—	—	123
Revenue from derivatives and other trading activities(3)	—	8	(8)	283	122	12	417
Revenue from merchant sales	3	49	200	264	—	—	516
Other(4)	8	11	7	1	—	(5)	22
Total revenue	152	329	787	704	122	7	2,101
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	—	25	7	26	—	—	58
Over time	141	236	458	130	—	—	965
Total revenue from contracts with customers	141	261	465	156	—	—	1,023
(1)    The environmental attributes represent environmental attribute sales not bundled with power and other sales.
(2)    Total lease income from certain PPAs and long-term contracts that meet the criteria of operating leases.
(3)    Represents realized and unrealized gains or losses from hedging and derivative positions. Wind and Solar has been revised to present revenue classifications consistent with current period.
(4)    Includes government incentives and other miscellaneous.
B. Performance Obligations
The performance obligations in the Company's contracts with its customers include the provision of electricity and steam capacity; the delivery of electricity, thermal energy, environmental attributes; the provision of operation and maintenance services and water management services; and the supply of byproducts from coal generation.
The aggregate amount of transaction prices allocated to remaining performance obligations (contract revenues that have not yet been recognized) as at Dec. 31, 2022, is approximately $2,790 million, with approximately $465 million expected to be recognized during the period 2023-2025; $490 million for the period of 2026-2028; $750 million for the period of 2029-2033; and $1,085 million for 2034 and thereafter.
These amounts exclude revenues related to contracts that qualify for the invoice practical expedient and future revenues that are related to constrained variable consideration. In many of the Company’s contracts, elements of the transaction price are considered constrained, such as for variable revenues dependent upon future production volumes that are driven by customer or market demand or market prices that are subject to factors outside the Company’s influence. As a result, the amounts of future revenues disclosed above represent only a portion of future revenues that are expected to be realized by the Company from its contractual portfolio.
TransAlta Corporation • 2022 Integrated Report     F33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Expenses by Nature
Fuel, Purchased Power and Operations, Maintenance and Administration ("OM&A")
Fuel and purchased power and OM&A expenses classified by nature are as follows:

Year ended Dec. 31	2022		2021		2020
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Gas fuel costs	578	—	306	—	159	—
Coal fuel costs(1)	141	—	164	—	269	—
Royalty, land lease, other direct costs	25	—	19	—	20	—
Purchased power	514	—	339	—	163	—
Mine depreciation(2)	—	—	190	—	144	—
Salaries and benefits	5	263	36	234	50	235
Other operating expenses(3)	—	258	—	277	—	237
Total	1,263	521	1,054	511	805	472
(1)    Included in coal fuel costs for 2021 and 2020 was $17 million and $15 million, respectively, related to the impairment of coal inventory.
(2)    Included in mine depreciation for 2021 and 2020 was $48 million and $22 million, respectively, related to mine depreciation that was initially recorded in the standard cost of coal inventory and then subsequently written down during 2021.
(3)    Included in OM&A costs for 2021 was $28 million related to the write-down of parts and material inventory related to the Highvale mine and coal operations at our natural gas converted facilities.
7. Asset Impairment Charges
As part of the Company’s monitoring controls, long-range forecasts are prepared for each CGU. The long-range forecast estimates are used to assess the significance of potential indicators of impairment and provide criteria to evaluate adverse changes in operations. The Company also considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. When indicators of impairment are present, the Company estimates a recoverable amount (the higher of value in use or fair value less costs of disposal) for the affected CGUs using discounted cash flow projections. The valuations are subject to measurement uncertainty from assumptions and inputs to the discount rates, power price forecasts, useful lives of the assets (extending to the last planned asset retirement in 2072) and long-range forecasts, which includes changes to production, fuel costs, operating costs and capital expenditures.
The Company recognized the following asset impairment charges (reversals):

For year ended Dec. 31	2022	2021	2020
Segments:
Hydro	21	5	2
Wind and Solar	43	12	—
Gas	—	5	—
Energy Transition	—	540	82
Corporate	(2)	27	—
Changes in decommissioning and restoration provisions on retired assets(1)	(53)	32	—
Intangible asset impairment charges - coal rights(2)	—	17	—
Project development costs(3)	—	10	—
Asset impairment charges	9	648	84
(1)    Changes relate to changes in discount rates and cash flow revisions on retired assets in 2022 and cash flow revisions on retired assets in 2021. Refer to Note 24 for further details.
(2)    Impaired to nil in 2021, as no future coal will be extracted from this area of the mine.
(3)    During 2021, the Company recorded an impairment charge of $9 million in the Hydro segment for the balance of project development costs at one of our hydro facilities as there is uncertainty on timing of when the project will proceed and $1 million related to projects that are no longer proceeding.
TransAlta Corporation • 2022 Integrated Report     F34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A. Hydro
During 2022, the Company recorded net impairment charges of $21 million on four hydro facilities as a result of changes in key assumptions, that included significant increases in discount rates, changes in pricing and changes in estimated future cash flows. The recoverable amounts of $89 million in total for these four assets were estimated based on fair value less costs of disposal utilizing a discounted cash flow approach and are categorized as a Level III fair value measurement. The carrying value of property, plant & equipment, right-of-use assets and intangible assets for these Hydro facilities was $88 million as at Dec. 31, 2022.
B. Wind and Solar
During 2022, the Company recorded net impairment charges of $43 million on five wind facilities and one solar facility as a result of changes in key assumptions, that included significant increases in discount rates, changes in pricing and changes in estimated future cash flows. The recoverable amounts of $754 million for these six assets were estimated based on fair value less costs of disposal utilizing a discounted cash flow approach and are categorized as a Level III fair value measurement. The carrying value of property, plant & equipment, right-of-use assets and intangible assets for these Wind and Solar facilities was $748 million as at Dec. 31, 2022.
During 2021, the Company recorded impairment charges of $10 million for a wind asset as a result of an increase in estimated decommissioning costs after the review of an engineering study commissioned for the wind sites. The resulting fair value measurement less costs of disposal is categorized as a Level III fair value measurement and the Company adjusted the expected value down to $65 million using discount rates of 5.0 per cent.
Additionally, during 2021, the Company recognized impairment charges of $2 million related to the Kent Hills Wind LP tower failure. The Company's subsidiary, Kent Hills Wind LP, experienced a single tower failure at its 167 MW Kent Hills wind facility in Kent Hills, New Brunswick. The failure involved a collapsed tower located within the Kent Hills 2 site.
The calculation of fair value less costs of disposal for all of the above facilities is most sensitive to the following assumptions:

	Location of assets	Current year contract and merchant discount rates (1)	Prior year contract and merchant discount rates(1)
Wind and Solar	Canada	6.4 and 7.1 per cent	5.0 and 5.0 per cent
	US	6.5 and 7.7 per cent	5.1 and 5.0 per cent
Hydro	Canada	5.9 and 6.4 per cent	3.6 and 4.9 per cent
(1)    Discount rates were related to the valuations performed for the Wind and Solar and Hydro segments in 2022. The prior year discount rates were related to the previous detailed valuation performed for the Wind and Solar segment in 2021 and for the Hydro segment in 2019.
C. Energy Transition
During 2021, the Company recognized asset impairment charges in the Energy Transition segment as a result of the decision to suspend the Sundance Unit 5 repowering project ($191 million) and planned retirements of Keephills Unit 1, effective Dec. 31, 2021 ($94 million), and Sundance Unit 4, effective April 1, 2022 ($56 million). Keephills Unit 1 and Sundance Unit 4 impairment assessments were based on the estimated salvage values of these units, which were in excess of the expected economic benefits from these units. For the Sundance Unit 5 repowering project, the recoverable amount was determined based on estimated fair value less costs of disposal of selling the assets under construction and estimated salvage value for the balance of the costs. The fair value measurement for assets under construction is categorized as a Level III fair value measurement. The total remaining estimated recoverable amount and salvage values for Sundance Unit 5 repowering project was $33 million. Discounting did not have a material impact to these asset impairments. The asset retirement and project suspension decisions were based on the Company's assessment of future market conditions, the age and condition of in-service units, as well as TransAlta's strategic focus toward renewable energy solutions.

TransAlta Corporation • 2022 Integrated Report     F35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
During 2021, with the expected closure of the Highvale mine at the end of 2021, it was determined that the estimated salvage value exceeded the economic benefit to the Alberta Merchant CGU. The asset has been removed from the Alberta Merchant CGU for impairment purposes and was assessed for impairment as an individual asset, which resulted in the recognized impairment charge of $195 million in the Energy Transition segment, with the asset being written down to salvage value.
During 2020, the Company recognized impairment charges on Sundance Unit 3 in the amount of $70 million due to the Company's decision to retire the unit. As there were no estimated future cash flows from power generation expected to be derived from the unit, the unit was removed from the Alberta Merchant CGU and immediately written down to the salvage value of the scrap materials. In addition, the Company recognized an impairment of $9 million (US$7 million) due to a decrease in the fair value of land for the Centralia mine determined through a third-party appraiser.
D. Corporate
Energy Transfer Canada, formerly SemCAMS Midstream ULC, purported to terminate the agreements related to the development and construction of the Kaybob Cogeneration Project. As a result, during the first quarter of 2021, the Company recorded impairment charges of $27 million in the Corporate segment as this facility was not yet operational. The recoverable amount was based on estimated fair value less costs of disposal of reselling the equipment purchased to date. During the fourth quarter of 2022, the dispute has been settled. The Company reversed $2 million of the impairment loss previously recognized.
8. Net Other Operating (Income) Loss
Net other operating (income) loss includes the following:

Year ended Dec. 31	2022	2021	2020
Alberta Off-Coal Agreement	(40)	(40)	(40)
Liquidated damages recoverable	(12)	—	—
Insurance recoveries	(7)	—	—
Supplier and other contract settlements	5	34	—
Onerous contract provisions	—	14	29
Retail power contract amortization (Note 27)	(4)	—	—
Net other operating (income) loss	(58)	8	(11)
A. Alberta Off-Coal Agreement ("OCA")
The Company receives payments from the Government of Alberta for the cessation of coal-fired emissions on or before Dec. 31, 2030. Under the terms of the agreement, the Company receives annual cash payments on or before July 31 of approximately $40 million ($37 million, net of the non-controlling interest related to Sheerness), which commenced Jan. 1, 2017, and will terminate at the end of 2030. The Company recognizes the off-coal payments evenly throughout the year. Receipt of the payments is subject to certain terms and conditions. The OCA’s main condition is the cessation of all coal-fired emissions on or before Dec. 31, 2030, which has been achieved effective Dec. 31, 2021. The affected plants are not, however, precluded from generating electricity at any time by any method, other than generation resulting in coal-fired emissions after Dec. 31, 2030.
B. Liquidated Damages Recoverable
During 2022, the Company recorded $12 million, related to requirements to be met by the contractor on turbine availability at the Windrise wind facility.
C. Insurance Recoveries
During 2022, the Company received insurance proceeds of $7 million related to the replacement costs for the single tower failure at the Kent Hills wind facilities.
TransAlta Corporation • 2022 Integrated Report     F36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
D. Supplier and Other Contract Settlements
During 2022, $5 million was expensed related to contract settlements in the year.
During 2021, $34 million was expensed related to decisions to no longer proceed with the Sundance Unit 5 repowering project and to retire Keephills Unit 1, including a deferred asset of $10 million (US$8 million) for which the Company is unlikely to incur sufficient capital or operating expenditures to utilize the remaining credit.
E. Onerous Contract Provisions
During 2021, an onerous contract provision for future royalty payments of $14 million was recognized with the shutdown of the Highvale mine.
During 2020, an onerous contract provision of $29 million was recognized as a result of a decision to eliminate coal as a fuel source by the end of 2021 at the Sheerness facility. The last coal shipment was received during the first quarter of 2021, while the payments under the coal supply agreement will continue until 2025.
9. Investments
The change in investments is as follows:

	Skookumchuck	EMG	EIP	Ekona	Total
Classification	Equity-accounted	Equity-accounted	FVTPL	FVTOCI
Balance, Dec. 31, 2020	85	15	—	—	100
Equity income (loss)	12	(3)	—	—	9
Distributions received	(4)	—	—	—	(4)
Balance, Dec. 31, 2021	93	12	—	—	105
Investment	—	—	10	2	12
Equity income (loss)	10	(1)	—	—	9
Distributions received	(5)	—	—	—	(5)
Changes in foreign exchange rates	7	1	1	—	9
Net change in fair value recognized in OCI	—	—	—	(1)	(1)
Balance, Dec. 31, 2022	105	12	11	1	129
Equity-accounted Investments
The Company’s investments in joint ventures and associates that are accounted for using the equity method consist of its investments in Skookumchuck and EMG.
Skookumchuck Wind Project
TransAlta holds a 49 per cent membership interest in SP Skookumchuck Investment, LLC. Skookumchuck is a 136.8 MW wind project located in Lewis and Thurston counties near Centralia in Washington state. The project has a 20-year PPA with Puget Sound Energy.
EMG International, LLC
TransAlta holds a 30 per cent membership interest in EMG. During 2022, the contingent purchase price consideration of US$3.5 million was paid, which was calculated based on actual earnings metrics achieved in 2021 and did not differ from the estimated amount included in the initial purchase price.

TransAlta Corporation • 2022 Integrated Report     F37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Summarized financial information on the results of operations relating to the Company’s pro-rata interests in Skookumchuck and EMG, is as follows:

Year ended Dec. 31	2022	2021	2020
Results of operations
Revenues and other operating income	24	19	3
Expenses	(15)	(10)	(2)
Proportionate share of net earnings	9	9	1
Other Investments
Energy Impact Partners
On May 6, 2022, the Company entered into a commitment to invest US$25 million over the next four years in Energy Impact Partners ("EIP") Deep Decarbonization Frontier Fund 1 (the “Frontier Fund”). The investment in the Frontier Fund provides the Company with a portfolio approach to investing in emerging technologies and the opportunity to identify, pilot, commercialize and bring to market emerging technologies that will facilitate the transition to net-zero emissions. During 2022, the Company invested $10 million (US$8 million). The investment is accounted for at FVTPL.
Ekona Power Inc.
On Feb. 1, 2022, the Company made an equity investment of $2 million in Ekona's Class B Preferred Shares. The investment will help support the commercialization of Ekona’s novel methane pyrolysis technology platform, which produces cleaner and lower-cost turquoise hydrogen. The Company has irrevocably elected to measure its investment in Ekona at FVTOCI.
10. Net Interest Expense
The components of net interest expense are as follows:

Year ended Dec. 31	2022	2021	2020
Interest on debt	164	163	158
Interest on exchangeable debentures (Note 26)	29	29	29
Interest on exchangeable preferred shares (Note 26)	28	28	5
Interest income	(24)	(11)	(10)
Capitalized interest (Note 19)	(16)	(14)	(8)
Interest on lease liabilities	7	7	8
Credit facility fees, bank charges and other interest	27	20	25
Tax shield on tax equity financing (Note 25)(1)	(2)	(9)	1
Accretion of provisions (Note 24)	49	32	30
Net interest expense	262	245	238
(1)    The credit balance in 2021 primarily relates to the tax benefit associated with investment tax credits claimed in 2021 on the North Carolina Solar facility that was assigned to the tax equity investor. The tax equity investments are treated as debt under IFRS and the monetization of the tax attributes is considered a non-cash reduction of the debt balance and is reflected as a reduction in interest expense.
TransAlta Corporation • 2022 Integrated Report     F38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. Income Taxes
A. Consolidated Statements of Earnings
I. Rate Reconciliation

Year ended Dec. 31	2022	2021	2020
Earnings (loss) before income taxes	353	(380)	(303)
Net (earnings) loss attributable to non-controlling interests not subject to tax	(94)	(33)	2
Adjusted earnings (loss) before income taxes	259	(413)	(301)
Statutory Canadian federal and provincial income tax rate (%)	23.4%	23.6%	24.5%
Expected income tax expense (recovery)	61	(98)	(74)
Increase (decrease) in income taxes resulting from:
Differences in effective foreign tax rates	(1)	4	3
Non-deductible expense(1)	130	—	—
Taxable capital gain	18	—	—
Deferred income tax expense (recovery) related to temporary difference on investment in subsidiaries	(2)	—	9
Write-down (reversal of write-down) of unrecognized deferred income tax assets	(24)	134	8
Statutory and other rate differences	(3)	4	(7)
Adjustments in respect of deferred income tax of previous years(2)	6	(4)	(3)
Other(2)	7	5	14
Income tax expense (recovery)	192	45	(50)
Effective tax rate (%)	74%	(11%)	17%
(1)    This amount is related to current and prior period tax adjustments in the US to mitigate cash tax relating to the Base Erosion and Anti-Abuse Tax ("BEAT").
(2)    During 2022, the 2021 and 2020 amounts were reclassified from Other to Adjustments in respect of deferred income tax of previous years to better represent the nature of items impacting income tax expense (recovery). These reclassifications did not impact prior years' total income tax expense (recovery) or net earnings (loss).
II. Components of Income Tax Expense
The components of income tax expense are as follows:

Year ended Dec. 31	2022	2021	2020
Current income tax expense	65	56	35
Deferred income tax expense (recovery) related to the origination and reversal of temporary differences	153	(145)	(95)
Deferred income tax expense (recovery) related to temporary difference on investment in subsidiary	(2)	—	9
Deferred income tax recovery resulting from changes in tax rates or laws	—	—	(7)
Deferred income tax expense (recovery) arising from the unrecognized deferred income tax assets(1)	(24)	134	8
Income tax expense (recovery)	192	45	(50)

Year ended Dec. 31	2022	2021	2020
Current income tax expense	65	56	35
Deferred income tax expense (recovery)	127	(11)	(85)
Income tax expense (recovery)	192	45	(50)
(1)    During the year ended Dec. 31, 2022, the Company recognized deferred tax assets of $24 million (2021 – $134 million write-down, 2020 – $8 million write-down). The deferred income tax assets mainly relate to the tax benefits associated with tax losses related to the Company's directly owned US operations and other deductible differences. The Company has not recognized $361 million of deferred tax assets on the basis that it is not probable that sufficient future taxable income would be available to utilize these tax assets. The Company undertakes an analysis of the recoverability of its tax assets on an annual basis.

TransAlta Corporation • 2022 Integrated Report     F39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
B. Consolidated Statements of Changes in Equity
The aggregate current and deferred income tax related to items charged or credited to equity are as follows:

Year ended Dec. 31	2022	2021	2020
Income tax expense (recovery) related to:
Net impact related to cash flow hedges	(112)	(57)	(23)
Net impact related to hedges of foreign operations	(3)	—	—
Net impact to net actuarial gains (losses)	12	11	(3)
Income tax recovery reported in equity	(103)	(46)	(26)
C. Consolidated Statements of Financial Position
Significant components of the Company’s deferred income tax assets (liabilities) are as follows:

As at Dec. 31	2022	2021
Non-capital losses(1)	244	530
Future decommissioning and restoration costs	119	183
Property, plant and equipment	(553)	(651)
Risk management assets and liabilities, net	193	(53)
Employee future benefits and compensation plans	48	53
Interest deductible in future periods	—	17
Foreign exchange differences on US-denominated debt	13	16
Other deductible temporary differences	(5)	(5)
Net deferred income tax asset, before write-down of deferred income tax assets	59	90
Unrecognized deferred income tax assets	(361)	(380)
Net deferred income tax liability, after write-down of deferred income tax assets	(302)	(290)
(1)    Non-capital losses expire between 2033 and 2042. Net operating losses from US operations have no expiration.

The net deferred income tax liability is presented in the Consolidated Statements of Financial Position as follows:

As at Dec. 31	2022	2021
Deferred income tax assets(1)	50	64
Deferred income tax liabilities	(352)	(354)
Net deferred income tax liability	(302)	(290)
(1)    The deferred income tax assets presented on the Consolidated Statements of Financial Position are recoverable based on estimated future earnings and tax planning strategies. The assumptions used in the estimate of future earnings are based on the Company’s long-range forecasts.
D. Contingencies
As of Dec. 31, 2022, the Company had recognized a net liability of nil (2021 – nil) related to uncertain tax positions.
In 2022, the Canada Revenue Agency completed its examination of the Company's tax filings for the 2015 taxation year, including its review of an internal reorganization completed in 2015. Upon conclusion of the 2015 audit, no reassessment was issued.
TransAlta Corporation • 2022 Integrated Report     F40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12. Non-Controlling Interests
The Company’s subsidiaries and operations that have non-controlling interests are as follows:

Subsidiary/Operation	Non-controlling interest as at Dec. 31, 2022
TransAlta Cogeneration LP	49.99% — Canadian Power Holdings Inc.
TransAlta Renewables	39.9% — Public shareholders
Kent Hills Wind LP(1)	17% — Natural Forces Technologies Inc.
(1)    Owned by TransAlta Renewables.

TransAlta Cogeneration, LP (“TA Cogen”) operates a portfolio of cogeneration facilities in Canada and owns 50 per cent of a dual-fuel generating facility.
TransAlta Renewables ("RNW") owns and operates a portfolio of gas and renewable power generation facilities in Canada and owns economic interests in various other gas and renewable facilities of the Company. Kent Hills Wind LP, a subsidiary of TransAlta Renewables, owns and operates the 167 MW Kent Hills (1, 2 and 3) wind facilities located in New Brunswick.
Summarized financial information relating to subsidiaries with significant non-controlling interests is as follows:
A. TransAlta Renewables
The net earnings, distributions and equity attributable to non-controlling interests include the 17 per cent non-controlling interest in Kent Hills Wind LP.

Year ended Dec. 31	2022	2021	2020
Revenues	560	470	436
Net earnings	74	139	97
Total comprehensive income (loss)	(67)	66	223
Amounts attributable to the non-controlling interests:
Net earnings	20	50	40
Total comprehensive income (loss)	(36)	21	90
Distributions paid to non-controlling interests	100	100	80

As at Dec. 31	2022	2021
Current assets	240	430
Long-term assets	2,989	3,319
Current liabilities	(306)	(593)
Long-term liabilities	(1,118)	(1,033)
Total equity	(1,805)	(2,123)
Equity attributable to non-controlling interests	(732)	(869)
Non-controlling interests’ share (per cent)	39.9	39.9

TransAlta Corporation • 2022 Integrated Report     F41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
B. TA Cogen

Year ended Dec. 31	2022	2021	2020
Revenues	347	265	146
Net earnings (loss)	143	103	(13)
Total comprehensive income (loss)	143	103	(13)
Amounts attributable to the non-controlling interest:
Net earnings (loss)	91	62	(6)
Total comprehensive income (loss)	91	62	(6)
Distributions paid to Canadian Power Holdings Inc.	87	56	17

As at Dec. 31	2022	2021
Current assets	127	66
Long-term assets	253	312
Current liabilities	(62)	(52)
Long-term liabilities	(27)	(36)
Total equity	(291)	(290)
Equity attributable to Canadian Power Holdings Inc.	(147)	(142)
Non-controlling interest share (per cent)	49.99	49.99
13. Trade and Other Receivables and Accounts Payable

As at Dec. 31	2022	2021
Trade accounts receivable	1,165	499
Collateral provided (Note 15)	304	55
Current portion of finance lease receivables (Note 17)	52	40
Loan receivable (Note 23)	4	55
Income taxes receivable	64	2
Trade and other receivables	1,589	651

As at Dec. 31	2022	2021
Accounts payable and accrued liabilities	1,069	654
Interest payable	17	17
Collateral held (Note 15)	260	18
Accounts payable and accrued liabilities	1,346	689
TransAlta Corporation • 2022 Integrated Report     F42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14. Financial Instruments
A. Financial Assets and Liabilities — Classification and Measurement
Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value or amortized cost. The following table outlines the carrying amounts and classifications of the financial assets and liabilities:

Carrying value as at Dec. 31, 2022	Derivatives used for hedging	Derivatives held for trading (FVTPL)	Amortized cost	Other financial assets (FVTPL)	Other financial assets (FVTOCI)	Total
Financial assets
Cash and cash equivalents(1)	—	—	1,134	—	—	1,134
Restricted cash	—	—	70	—	—	70
Trade and other receivables	—	—	1,589	—	—	1,589
Long-term portion of finance lease receivables	—	—	129	—	—	129
Long-term portion of loan receivable(2)	—	—	33	—	—	33
Other investments	—	—	—	11	1	12
Risk management assets
Current	—	709	—	—	—	709
Long-term	—	161	—	—	—	161
Financial liabilities
Bank overdraft	—	—	16	—	—	16
Accounts payable and accrued liabilities	—	—	1,346	—	—	1,346
Dividends payable	—	—	68	—	—	68
Risk management liabilities
Current	271	858	—	—	—	1,129
Long-term	76	257	—	—	—	333
Credit facilities, long-term debt and lease liabilities(3)	—	—	3,653	—	—	3,653
Exchangeable securities	—	—	739	—	—	739
(1)    Includes cash equivalents of nil.
(2)    Included in other assets. Refer to Note 23.
(3)    Includes current portion.

TransAlta Corporation • 2022 Integrated Report     F43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Carrying value as at Dec. 31, 2021	Derivatives used for hedging	Derivatives held for trading (FVTPL)	Amortized cost	Total
Financial assets
Cash and cash equivalents(1)	—	—	947	947
Restricted cash	—	—	70	70
Trade and other receivables	—	—	651	651
Long-term portion of finance lease receivables	—	—	185	185
Risk management assets
Current	36	272	—	308
Long-term	252	147	—	399
Financial liabilities
Accounts payable and accrued liabilities	—	—	689	689
Dividends payable	—	—	62	62
Risk management liabilities
Current	—	261	—	261
Long-term	—	145	—	145
Credit facilities, long-term debt and lease liabilities(2)	—	—	3,267	3,267
Exchangeable securities	—	—	735	735
(1)    Includes cash equivalents of nil.
(2)    Includes current portion.
B. Fair Value of Financial Instruments
The fair value of a financial instrument is the price that would be received when selling the asset or paid to transfer the associated liability in an orderly transaction between market participants at the measurement date. Fair values can be determined by observing quoted prices for the instrument in active markets to which the Company has access. In the absence of an active market, the Company determines fair values based on valuation models or by reference to other similar products in active markets.
Fair values determined using valuation models require the use of assumptions. In determining those assumptions, the Company looks primarily to external readily observable market inputs. However, if not available, the Company uses inputs that are not based on observable market data.
I. Level I, II and III Fair Value Measurements
The Level I, II and III classifications in the fair value hierarchy utilized by the Company are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value. The Level III classification is the lowest level classification in the fair value hierarchy.
a. Level I
Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. In determining Level I fair values, the Company uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.
b. Level II
Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.
Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation and location differentials.
TransAlta Corporation • 2022 Integrated Report     F44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and interpolation formulas, where the inputs are readily observable.
In determining Level II fair values of other risk management assets and liabilities, the Company uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Company relies on similar interest or currency rate inputs and other third-party information such as credit spreads.
c. Level III
Fair values are determined using inputs for the assets or liabilities that are not readily observable.
The Company may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as mark-to-forecast and mark-to-model. For mark-to-model valuations, derivative pricing models, regression-based models and scenario analysis simulation models may be employed. The model inputs may be based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products and/or volatility and correlations between products derived from historical price relationships. For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
The Company also has various commodity contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.
II. Commodity Risk Management Assets and Liabilities
Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation segments in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.
Commodity risk management assets and liabilities classified by fair value levels as at Dec. 31, 2022, are as follows: Level I – $23 million net asset (2021 – $12 million net asset), Level II – $173 million net asset (2021 – $122 million net asset) and Level III – $782 million net liability (2021 – $159 million net asset).
Significant changes in commodity net risk management assets (liabilities) during the year ended Dec. 31, 2022, are primarily attributable to volatility in market prices across multiple markets on both existing contracts and new contracts as well as contract settlements.

TransAlta Corporation • 2022 Integrated Report     F45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification during the years ended Dec. 31, 2022 and 2021, respectively:

	Year ended Dec. 31, 2022			Year ended Dec. 31, 2021
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	285	(126)	159	573	9	582
Changes attributable to:
Market price changes on existing contracts	(611)	(298)	(909)	(181)	4	(177)
Market price changes on new contracts	—	(124)	(124)	—	(134)	(134)
Contracts settled	(38)	118	80	(107)	(5)	(112)
Change in foreign exchange rates	17	(5)	12	—	—	—
Net risk management assets (liabilities) at end of year	(347)	(435)	(782)	285	(126)	159
Additional Level III information:
Losses recognized in other comprehensive loss	(594)	—	(594)	(181)	—	(181)
Total gains (losses) included in earnings (loss) before income taxes	38	(427)	(389)	107	(130)	(23)
Unrealized gains (losses) included in earnings (loss) before income taxes relating to net assets held at year end	—	(309)	(309)	—	(135)	(135)
The Company has a Commodity Exposure Management Policy that governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. This Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.
The Company's risk management department determines methodologies and procedures regarding commodity risk management Level III fair value measurements. Level III fair values are primarily calculated within the Company’s energy trading risk management system. These calculations are based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the risk management and finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.
As at Dec. 31, 2022, the total Level III risk management asset balance was $31 million (2021 – $305 million) and Level III risk management liability balance was $813 million (2021 – $146 million). The fair value of the level III long-term power sale - US contract as well as the long-term wind energy sales contracts have decreased mainly due to higher projected market prices within the next two years. The information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities are outlined in the following table. These include the effects on fair value of discounting, liquidity and credit value adjustments; however, the potential offsetting effects of Level II positions are not considered. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, volatility in commodity prices and correlations, delivery volumes, escalation rates and cost of supply.

TransAlta Corporation • 2022 Integrated Report     F46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at	Dec. 31, 2022
Description	Sensitivity	Valuation technique	Unobservable input	Reasonably possible change
Long-term power sale – US	+15	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$5 or price increase of US$55
-163
Coal transportation – US	+14	Numerical derivative valuation	Illiquid future power prices (per MWh)	Price decrease of US$5 or price increase of US$55
			Volatility	80% to 120%
	-13		Rail rate escalation	zero to 10%
Full requirements – Eastern US	+3	Scenario analysis(1)	Volume	96% to 104%
	-21		Cost of supply	Decrease of $0.50 per MWh or increase of $3.30 per MWh
Long-term wind energy sale – Eastern US	+22	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease or increase of US$6
	-18		Illiquid future REC prices (per unit)	Price decrease or increase of US$2
			Wind discounts	0% decrease or 5% increase
Long-term wind energy sale – Canada	+47	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of C$85 or increase of C$5
	-25		Wind discounts	28% decrease or 5% increase
Long-term wind energy sale - Central US	+74	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease or increase of US$2
	-28		Wind discounts	2% decrease or 5% increase
Others	+18
-19
(1)    The valuation technique for Full requirements - Eastern US was updated to scenario analysis to provide a more representative description and did not result in changes to the value.

TransAlta Corporation • 2022 Integrated Report     F47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at	Dec. 31, 2021
Description	Sensitivity	Valuation technique	Unobservable input	Reasonably possible change
Long-term power sale – US	+22	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$3 or a price increase of US$20
-145
Coal transportation – US	+3	Numerical derivative valuation	Illiquid future power prices (per MWh)	Price decrease of US$3 or a price increase of US$20
			Volatility	80% to 120%
	-18		Rail rate escalation	zero to 4%
Full requirements – Eastern US	+9	Historical Bootstrap	Volume	95% to 105%
	-9		Cost of supply	(+/-) US$1 per MWh
Long-term wind energy sale – Eastern US	+17	Long-term price forecast	Illiquid future power prices (per MWh)	Price increase or decrease of US$6
	-16		Illiquid future REC prices (per unit)	Price decrease US$3 or increase of US$2
Long-term wind energy sale – Canada	+21	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of C$24 or increase of C$5
	-11		Wind discounts	5% decrease or 5% increase
Long-term wind energy sale – Central US	+27	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$2 or increase of US$3
	-15		Wind discounts	3% decrease or 3% increase
Others	+6
-6
i. Long-Term Power Sale – US
The Company has a long-term fixed price power sale contract in the US for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.
For periods beyond 2024, market forward power prices are not readily observable. For these periods, fundamental-based forecasts and market indications have been used to determine proxies for base, high and low power price scenarios. The base price forecast has been developed by using a fundamental-based forecast (the provider is an independent and widely accepted industry expert for scenario and planning views).
The contract is denominated in US dollars. The US dollar relative to the Canadian dollar strengthened from Dec. 31, 2021, to Dec. 31, 2022, resulting in a decrease in the base fair value and an increase in the sensitivity values by approximately $21 million and $9 million, respectively. The fair value of this contract at Dec. 31, 2022, decreased mainly due to higher forward power prices compared to previously estimated prices.
ii. Coal Transportation – US
The Company has a coal rail transport agreement that includes an upside sharing mechanism until Dec. 31, 2025. Option pricing techniques have been utilized to value the obligation associated with this component of the agreement.
The key unobservable inputs used in the valuation include non-liquid power prices, option volatility and rail rate escalation. For periods beyond 2024, market forward power prices are not readily observable. For these periods, fundamental-based forecasts and market indications have been used to determine proxies for base, high and low power price scenarios. The base price forecast has been developed by using a fundamental-based forecast (the provider is an independent and widely accepted industry expert for scenario and planning views). Option volatility and rail rate escalation ranges have been determined based on historical data and professional judgment.
TransAlta Corporation • 2022 Integrated Report     F48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
iii. Full Requirements – Eastern US
The Company has a portfolio of full requirement service contracts, whereby the Company agrees to supply specific utility customer needs for a range of products that may include electrical energy, capacity, transmission, ancillary services, renewable energy credits ("RECs") and independent system operator costs.
The key unobservable inputs used in the portfolio valuation include delivered volume and supply cost. Hourly shaping of consumption will result in a realized cost that may be at a premium (or discount) relative to the average settled price.
iv. Long-Term Wind Energy Sale – Eastern US
The Company entered into a long-term contract for differences ("CFD") for the offtake of 100 per cent of the generation from its 90 MW Big Level wind facility. The CFD, together with the sale of electricity generated into the PJM Interconnection at the prevailing real-time energy market price, achieve the fixed contract price per MWh on proxy generation. Under the CFD, if the market price is lower than the fixed contract price the customer pays the company the difference and if the market price is higher than the fixed contract price the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The contract matures in December 2034. The contract is accounted for as a derivative. Changes in fair value are presented in revenue.
The key unobservable inputs used in the valuation of the contract are expected proxy generation volumes and non-liquid forward prices for power, RECs and wind discounts.
v. Long-Term Wind Energy Sale – Canada
The Company entered into two VPPAs for the offtake of 100 per cent of the generation from its 130 MW Garden Plain wind project. The VPPAs, together with the sale of electricity generated into the Alberta power market at the pool price, achieve the fixed contract prices per MWh. Under the VPPAs, if the pool price is lower than the fixed contract price the customer pays the Company the difference and if the pool price is higher than the fixed contract price the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. Both VPPAs commence on commercial operation of the facility and extend for a weighted average of approximately 17 years. The commercial operation date is expected to be in 2023.
In addition to the VPPAs, the Company has entered into a bridge contract that initially was for 16 months from Sept. 1, 2021, through Dec. 31, 2022, and will remain in effect at one of the VPPAs price until the commercial operation date is achieved. The customer is also entitled to the physical delivery of environmental attributes.
The energy component of these contracts is accounted for as derivatives. Changes in fair value are presented in revenue.
The key unobservable inputs used in the valuations of the contracts are the non-liquid forward prices for power and monthly wind discounts.
Under a separate agreement, Pembina Pipeline Corporation ("Pembina") has the option to purchase a 37.7 per cent equity interest in the project. The option can be exercised no later than 30 days after Pembina receives notice of the commercial operational date.
vi. Long-Term Wind Energy Sale – Central US
The Company entered into two long-term VPPAs for the offtake of 100 per cent of the generation from its 300 MW White Rock East and White Rock West wind power projects. The VPPAs, together with the sale of electricity generated into the US Southwest power market at the pool price, achieve the fixed contract prices per MWh. Under the VPPAs, if the pool price is lower than the fixed contract price the customer pays the Company the difference and if the pool price is higher than the fixed contract price the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The VPPAs commence on commercial operation of the facilities, which is expected within the second half of 2023.

TransAlta Corporation • 2022 Integrated Report     F49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company entered into a long-term VPPA for the offtake of 100 per cent of the generation from its 200 MW Horizon Hill wind project. The VPPA, together with the sale of electricity generated into the US Southwest power market at the pool price, achieve the fixed contract prices per MWh. Under the VPPA, if the pool price is lower than the fixed contract price the customer pays the Company the difference and if the pool price is higher than the fixed contract price the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The VPPA commences on commercial operation of the facility, which is expected within the second half of 2023.
The energy component of these contracts is accounted for as derivatives. Changes in fair value are presented in revenue.
The key unobservable inputs used in the valuation of the contracts are the non-liquid forward prices for power and wind discounts.
III. Other Risk Management Assets and Liabilities
Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in managing exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets and liabilities with a total net liability fair value of $6 million as at Dec. 31, 2022 (2021 – $8 million net asset) are classified as Level II fair value measurements. The changes in other net risk management assets and liabilities during the year ended Dec. 31, 2022, are primarily attributable to unfavourable market price changes on existing contracts and unfavourable foreign exchange rates on new contracts entered into during 2022.
IV. Other Financial Assets and Liabilities
The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(1)				Total carrying value(1)
	Level I	Level II	Level III	Total
Exchangeable securities — Dec. 31, 2022	—	685	—	685	739
Long-term debt — Dec. 31, 2022	—	3,200	—	3,200	3,518
Loan receivable — Dec. 31, 2022	—	37	—	37	37

Exchangeable securities — Dec. 31, 2021	—	770	—	770	735
Long-term debt — Dec. 31, 2021	—	3,272	—	3,272	3,167
Loan receivable — Dec. 31, 2021	—	55	—	55	55
(1)    Includes current portion.

The fair values of the Company’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.
The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, restricted cash, trade accounts receivable, collateral provided, bank overdraft, accounts payable and accrued liabilities, collateral held and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the finance lease receivables (see Note 17) approximate the carrying amounts as the amounts receivable represent cash flows from repayments of principal and interest.

TransAlta Corporation • 2022 Integrated Report     F50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
C. Inception Gains and Losses
The majority of derivatives traded by the Company are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this Note 14 above for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Consolidated Statements of Financial Position in risk management assets or liabilities and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings (loss) and a reconciliation of changes is as follows:

As at Dec. 31	2022	2021	2020
Unamortized net gain (loss) at beginning of year(1)	(131)	(33)	9
New inception loss(2)	(37)	(79)	(13)
Change in foreign exchange rates	(10)	—	—
Amortization recorded in net earnings during the year	(35)	(19)	(29)
Unamortized net loss at end of year	(213)	(131)	(33)
(1)    In 2022, the day one valuation of certain PPAs in 2021 was revised for consistency with other fair value calculations. The reconciliation for the 2021 comparative period was restated. This did not impact the prior year financial statements as the inception completely offset the fair value at Dec. 31, 2021.
(2)    During 2022, the Company entered into a PPA for the Horizon Hill wind project (2021 – PPAs for the White Rock wind project) that resulted in a new inception loss due to the difference between the fixed PPA price and future estimated market prices. There are other key factors, such as project economics and incentives, that influence the long-term power price for renewable projects outside of the power price curve, which is not liquid for the majority of the duration of the PPA. During 2020, the Company entered into a coal rail transportation agreement that includes an upside sharing mechanism. Option pricing techniques have been utilized to value the obligation associated with this component of the deal.
15. Risk Management Activities
A. Risk Management Strategy
The Company is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Company’s earnings and the value of associated financial instruments that the Company holds. In certain cases, the Company seeks to minimize the effects of these risks by using derivatives to hedge its risk exposures. The Company’s risk management strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company’s internal objectives and its risk tolerance.
The Company has two primary streams of risk management activities: (i) financial exposure management; and (ii) commodity exposure management. Within these activities, risks identified for management include commodity risk, interest rate risk, liquidity risk, equity price risk and foreign currency risk.
The Company seeks to minimize the effects of commodity risk, interest rate risk and foreign currency risk by using derivative financial instruments to hedge risk exposures. Of these derivatives, the Company may apply hedge accounting to those hedging commodity price risk, interest rate risk and foreign currency risk.
The use of financial derivatives is governed by the Company’s policies approved by the Board, which provide written principles on commodity risk, interest rate risk, liquidity risk, equity price risk and foreign currency risk, as well as the use of financial derivatives and non-derivative financial instruments.
Liquidity risk, credit risk and equity price risk are managed through means other than derivatives or hedge accounting.

TransAlta Corporation • 2022 Integrated Report     F51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company enters into various derivative transactions as well as other contracting activities that do not qualify for hedge accounting or where a choice was made not to apply hedge accounting. As a result, the related assets and liabilities are classified as derivatives at fair value through profit and loss. The net realized and unrealized gains or losses from changes in the fair value of these derivatives are reported in net earnings in the period the change occurs.
The Company designates certain derivatives as hedging instruments to hedge commodity price risk, foreign currency exchange risk in cash flow hedges and hedges of net investments in foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.
At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. At the inception of the hedge and on an ongoing basis, the Company also documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:
•There is an economic relationship between the hedged item and the hedging instrument;
•The effect of credit risk does not dominate the value changes that result from that economic relationship; and
•The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.
If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio, but the risk management objective for that designated hedging relationship remains the same, the Company adjusts the hedge ratio of the hedging relationship so that it continues to meet the qualifying criteria.
B. Net Risk Management Assets and Liabilities
Aggregate net risk management assets (liabilities) are as follows:

As at Dec. 31, 2022
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	(271)	(143)	(414)
Long-term	(76)	(96)	(172)
Net commodity risk management liabilities	(347)	(239)	(586)
Other
Current	—	(6)	(6)
Long-term	—	—	—
Net other risk management liabilities	—	(6)	(6)

Total net risk management liabilities	(347)	(245)	(592)

TransAlta Corporation • 2022 Integrated Report     F52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at Dec. 31, 2021
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	33	12	45
Long-term	252	(4)	248
Net commodity risk management assets	285	8	293
Other
Current	3	(1)	2
Long-term	—	6	6
Net other risk management assets	3	5	8

Total net risk management assets	288	13	301
Netting Arrangements
Information about the Company’s financial assets and liabilities that are subject to enforceable master netting arrangements or similar agreements is as follows:

As at Dec. 31, 2022	Gross amounts of recognized financial assets (liabilities)	Amounts set off	Net amounts presented on the statement of financial position	Master netting arrangements(1)	Net amount
Current risk management assets	$1,602	$(883)	$688	$(62)	$626
Long-term risk management assets	$204	$(43)	$157	$(7)	$150
Current risk management liabilities	$(1,953)	$883	$(1,033)	$62	$(971)
Long-term risk management liabilities	$(449)	$43	$(402)	$7	$(395)

Trade and other receivables(2)	$1,330	$(934)	$396	$(176)	$220
Accounts payable and accrued liabilities(2)	$(1,344)	$934	$(411)	$176	$(235)

As at Dec. 31, 2021	Gross amounts of recognized financial assets (liabilities)	Amounts set off	Net amounts presented on the statement of financial position	Master netting arrangements(1)	Net amount
Current risk management assets	$636	$(307)	$316	$(92)	$224
Long-term risk management assets	$285	$(16)	$260	$(23)	$237
Current risk management liabilities	$(529)	$307	$(211)	$92	$(119)
Long-term risk management liabilities	$(89)	$16	$(70)	$23	$(47)

Trade and other receivables(2)	$699	$(571)	$128	$(35)	$93
Accounts payable and accrued liabilities(2)	$(689)	$571	$(118)	$35	$(83)
(1) Amounts not set off in the Consolidated Statements of Financial Position.
(2)    The trade and other receivables and accounts payable and accrued liabilities include amounts related to collateral provided and held. Refer to Note 15(F) below for further details.
TransAlta Corporation • 2022 Integrated Report     F53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
C. Nature and Extent of Risks Arising from Financial Instruments
I. Market Risk
a. Commodity Price Risk Management
The Company has exposure to movements in certain commodity prices in both its electricity generation and proprietary trading businesses, including the market price of electricity and fuels used to produce electricity. Most of the Company’s electricity generation and related fuel supply contracts are considered to be contracts for delivery or receipt of a non-financial item in accordance with the Company’s expected own use requirements and are not considered to be financial instruments. As such, the discussion related to commodity price risk is limited to the Company’s proprietary trading business, the VPPAs and other long-term contracts that are derivatives and commodity derivatives used in hedging relationships associated with the Company’s electricity generating activities.
To mitigate the risk of adverse commodity price changes, the Company uses three tools:
•A framework of risk controls;
•A predefined hedging plan, including fixed price financial power swaps and long-term physical power sale contracts to hedge commodity price for electricity generation; and
•A committee dedicated to overseeing the risk and compliance program in trading and ensuring the existence of appropriate controls, processes, systems and procedures to monitor adherence to the program.
The Company has executed commodity price hedges for its Centralia thermal facility, including a long-term physical power sale contract, and may, at times, execute hedges for its portfolio of merchant power exposure in Alberta using fixed price financial swaps or other similar instruments. Both hedging strategies fall under the Company’s risk management strategy used to hedge commodity price risk.
Market risk exposures are measured using Value at Risk ("VaR") supplemented by sensitivity analysis. There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed or measured. Position sizes and trade strategies were adjusted to remain within the Company's risk framework.
i. Commodity Price Risk Management – Proprietary Trading
The Company’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information.
In compliance with the Commodity Exposure Management Policy, proprietary trading activities are subject to limits and controls, including VaR limits. The Board approves the limit for total VaR from proprietary trading activities. VaR is the most commonly used metric employed to track and manage the market risk associated with trading positions. A VaR measure gives, for a specific confidence level, an estimated maximum pre-tax loss that could be incurred over a specified period of time. VaR is used to determine the potential change in value of the Company’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance/covariance approach. VaR is a measure that has certain inherent limitations. The use of historical information in the estimate assumes that price movements in the past will be indicative of future market risk. As such, it may only be meaningful under normal market conditions. Extreme market events are not addressed by this risk measure. In addition, the use of a three-day measurement period implies that positions can be unwound or hedged within three days, although this may not be possible if the market becomes illiquid.
Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at Dec. 31, 2022, associated with the Company’s proprietary trading activities was $4 million (2021 – $2 million, 2020 – $1 million).
ii. Commodity Price Risk – Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and byproducts, as considered appropriate. A Commodity Exposure Management Policy is prepared and approved annually, which outlines the intended hedging strategies associated with the Company’s generation assets and related commodity price risks. Controls also include restrictions on authorized instruments, management reviews on individual portfolios and approval of asset transactions that could add potential volatility to the Company’s reported net earnings.
TransAlta Corporation • 2022 Integrated Report     F54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
VaR at Dec. 31, 2022, associated with the Company’s commodity derivative instruments used in generation hedging activities was $97 million (2021 – $33 million, 2020 – $12 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at Dec. 31, 2022, associated with these transactions was $54 million (2021 – $51 million, 2020 – $15 million), of which $26 million related to VPPAs (2021 – $14 million, 2020 – $3 million).
iii. Commodity Price Risk Management – Hedges
At Dec. 31, 2022, the Company had no outstanding commodity derivative instruments designated as hedging instruments, except for the long-term power sale - US contract. For further details on this contract, refer to Note 14(B)(II)(i).
iv. Commodity Price Risk Management – Non-Hedges
The Company’s outstanding commodity derivative instruments not designated as hedging instruments are as follows:

As at Dec. 31	2022		2021
Type (thousands)	Notional amount sold	Notional amount purchased	Notional amount sold	Notional amount purchased
Electricity (MWh)	55,821	13,934	46,139	14,951
Natural gas (GJ)	23,464	162,384	7,501	173,898
Transmission (MWh)	—	1,643	37	1,097
Emissions (MWh)	274	2,297	445	2,030
Emissions (tonnes)	300	300	350	350
Coal (tonnes)	—	7,746	—	9,352
b. Interest Rate Risk Management
Changes in interest rates can impact the Company’s borrowing costs and cost of capital. Changes in the cost of capital could affect the feasibility of new growth initiatives. Interest rate risk also arises as the fair value of future cash flows from a financial instrument fluctuates because of changes in market interest rates.
The Company's credit facility, Term Facility ("Term Facility") and the Poplar Creek non-recourse bond are the only debt instruments subject to floating interest rates, which represent 15 per cent of the Company’s total long-term debt as at Dec. 31, 2022 (2021 – 3 per cent). Interest rate risk is managed with the use of derivatives.
The Company's outstanding interest rate derivative instruments are as follows:
The Company entered into two interest rate swaps agreements in October 2022 for $100 million each to manage interest rate risk related to a portion of its Term Facility. The Company pays a fixed blended rate of 4.70 per cent and receives one month Canadian Dollar Offered Rate ("CDOR") that resets monthly. The maturity date is Nov. 10, 2023.
Interest rate swap agreements with a notional amount of US$150 million referencing the three-month London Interbank Offered Rate were replaced with swap agreements referencing the Secured Overnight Financing Rate ("SOFR"). These swaps were settled in 2022. In addition, the US$150 million bond lock agreement outstanding at Dec. 31, 2021, was settled in 2022.
Interbank Offered Rate reform could impact interest rate risk with respect to the Company's credit facilities and the Poplar Creek non-recourse bond held by a TransAlta subsidiary. The credit facilities with $433 million outstanding (2021 – nil) reference the CDOR for Canadian-dollar drawings, but include appropriate fallback language to replace this benchmark rate in the event of a benchmark transition. The Poplar Creek non-recourse bond with a face value as at Dec. 31, 2022 of $95 million (2021 – $104 million) pays interest based upon the three-month CDOR. Cessation of the three-month CDOR is anticipated to occur mid-2024.

TransAlta Corporation • 2022 Integrated Report     F55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
c. Currency Rate Risk
The Company has exposure to various currencies, such as the US dollar and the Australian dollar, as a result of investments and operations in foreign jurisdictions, the net earnings from those operations and the acquisition of equipment and services from foreign suppliers.
The Company may enter into the following hedging strategies to mitigate currency rate risk, including:
•Foreign exchange forward contracts to mitigate adverse changes in foreign exchange rates on project-related expenditures and distributions received in foreign currencies;
•Foreign exchange forward contracts and cross-currency swaps to manage foreign exchange exposure on foreign-denominated debt not designated as a net investment hedge; and
•Designating foreign currency debt as a hedge of the net investment in foreign operations to mitigate the risk due to fluctuating exchange rates related to certain foreign subsidiaries.
The Company's target is to hedge a minimum of 60 per cent of our forecasted foreign operating cash flows over a four-year period, with a minimum of 90 per cent in the current year, 70 per cent in the next year, 50 per cent in the third year and 30 per cent in the fourth year. The US exposure will be managed with a combination of interest expense on our US-denominated debt and forward foreign exchange contracts and the Australian exposure will be managed with a combination of interest expense on our Australian-dollar denominated debt and forward foreign exchange contracts.
i. Net Investment Hedges
When designating foreign currency debt as a hedge of the Company’s net investment in foreign subsidiaries, the Company has determined that the hedge is effective if the foreign currency of the net investment is the same as the currency of the hedge and therefore an economic relationship is present.
The Company’s hedges of its net investment in foreign operations were comprised of US-dollar-denominated long-term debt with a face value of US$370 million (2021 – US$370 million).
ii. Non-Hedges
The Company also uses foreign currency contracts to manage its expected foreign operating cash flows and foreign exchange forward contracts to manage foreign exchange exposure on foreign-denominated debt not designated as a net investment hedge. Hedge accounting is not applied to these foreign currency contracts.

As at Dec. 31	2022			2021
Notional amount sold	Notional amount purchased	Fair value asset (liability)	Maturity	Notional amount sold	Notional amount purchased	Fair value asset (liability)	Maturity
Foreign exchange forward contracts – foreign-denominated receipts/expenditures
AU183	CAD168	(1)	2023-2026	AU28	CAD26	(5)	2022-2025
US573	CAD761	(12)	2023-2025	US271	CAD357	8	2022-2025
US66	AU102	4	2023	—	—	—	—

Foreign exchange forward contracts – foreign-denominated debt
CAD159	US120	3	2023	CAD191	US150	1	2022
iii. Impacts of Currency Rate Risk
The possible effect on net earnings and OCI, due to changes in foreign exchange rates associated with financial instruments denominated in currencies other than the Company’s functional currency, is outlined below. The sensitivity analysis has been prepared using management’s assessment that an average three cents (2021 – three cents, 2020 – three cents) increase or decrease in these currencies relative to the Canadian dollar is a reasonable potential change over the next quarter.
TransAlta Corporation • 2022 Integrated Report     F56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended Dec. 31	2022		2021		2020
Currency	Net earnings decrease(1)	OCI gain(1)(2)	Net earnings increase (decrease)(1)	OCI gain(1)(2)	Net earnings decrease(1)	OCI gain(1)(2)
USD	(12)	—	(13)	1	(8)	1
AUD	(2)	—	1	—	(4)	—
Total	(14)	—	(12)	1	(12)	1
(1)    These calculations assume an increase in the value of these currencies relative to the Canadian dollar. A decrease would have the opposite effect.
(2)    The foreign exchange impact related to financial instruments designated as hedging instruments in net investment hedges has been excluded.
II. Credit Risk
Credit risk is the risk that customers or counterparties will cause a financial loss for the Company by failing to discharge their obligations and the risk to the Company associated with changes in creditworthiness of entities with which commercial exposures exist. The Company actively manages its exposure to credit risk by assessing the ability of counterparties to fulfil their obligations under the related contracts prior to entering into such contracts. The Company makes detailed assessments of the credit quality of all counterparties and, where appropriate, obtains corporate guarantees, cash collateral, third-party credit insurance and/or letters of credit to support the ultimate collection of these receivables. For commodity trading and origination, the Company sets strict credit limits for each counterparty and monitors exposures on a daily basis. TransAlta uses standard agreements that allow for the netting of exposures and often include margining provisions. If credit limits are exceeded, TransAlta will request collateral from the counterparty or halt trading activities with the counterparty.
The Company uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Company’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at Dec. 31, 2022:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1)(2)	87	13	100	1,585
Long-term finance lease receivable	100	—	100	129
Risk management assets(1)	92	8	100	870
Loan receivable(2)	—	100	100	37
Total				2,621
(1)    Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2)    Includes $37 million loan receivable included within other assets with a counterparty that has no external credit rating. The current portion of $4 million was excluded from trade and other receivables as it is included in loan receivable in the table above. Refer to Note 23 for further details.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on segment historical rates of default of trade receivables as well as incorporating forward-looking credit ratings and forecasted default rates. In addition to the calculation of expected credit losses, TransAlta monitors key forward-looking information as potential indicators that historical bad debt percentages, forward-looking S&P credit ratings and forecasted default rates would no longer be representative of future expected credit losses. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. TransAlta evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries.
The Company did not have significant expected credit losses as at Dec. 31, 2022.

TransAlta Corporation • 2022 Integrated Report     F57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company’s maximum exposure to credit risk at Dec. 31, 2022, without taking into account collateral held or right of set-off, is represented by the current carrying amounts of receivables and risk management assets as per the Consolidated Statements of Financial Position. Letters of credit and cash are the primary types of collateral held as security related to these amounts. The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trading, net of any collateral held, at Dec. 31, 2022, was $64 million (2021 – $37 million).
III. Liquidity Risk
Liquidity risk relates to the Company’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes. As at Dec. 31, 2022, TransAlta maintains an investment grade rating from one credit rating agency and below investment grade ratings from two credit rating agencies. Between 2023 and 2025, the Company has approximately $839 million of debt maturing, comprised of approximately $400 million of recourse debt, with the balance mainly related to scheduled non-recourse debt repayments.
Collateral is posted based on negotiated terms with counterparties, which can include the Company’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Company’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.
TransAlta manages liquidity risk by monitoring liquidity on trading positions; preparing and revising longer-term financing plans to reflect changes in business plans and the market availability of capital; reporting liquidity risk exposure for proprietary trading activities on a regular basis to the Risk Management Committee, senior management and the Audit, Finance and Risk Committee (on behalf of the Board); and maintaining sufficient undrawn committed credit lines to support potential liquidity requirements. The Company does not use derivatives or hedge accounting to manage liquidity risk.
TransAlta Corporation • 2022 Integrated Report     F58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A maturity analysis of the Company's financial liabilities as well as financial assets that are expected to generate cash inflows to meet cash outflows on financial liabilities, is as follows:

	2023	2024	2025	2026	2027	2028 and thereafter	Total
Bank overdraft	16	—	—	—	—	—	16
Accounts payable and accrued liabilities	1,346	—	—	—	—	—	1,346
Long-term debt(1)
Credit facilities(1)	—	400	—	33	—	—	433
Debentures	—	—	—	—	—	251	251
Senior notes	—	—	—	—	—	949	949
Non-recourse — Hydro	45	—	—	—	—	—	45
Non-recourse — Wind & Solar	63	66	69	67	70	363	698
Non-recourse — Gas	45	46	58	61	65	782	1,057
Tax equity financing	16	15	15	16	19	48	129
Other	1	—	—	—	—	—	1
Exchangeable securities(2)	—	—	750	—	—	—	750
Commodity risk management (assets) liabilities	415	182	(42)	15	8	8	586
Other risk management (assets) liabilities	7	(1)	1	—	—	(1)	6
Lease liabilities(3)	(7)	4	4	3	4	127	135
Interest on long-term debt and lease liabilities(4)	205	192	166	158	150	836	1,707
Interest on exchangeable securities(2)(4)	52	62	—	—	—	—	114
Dividends payable	68	—	—	—	—	—	68
Total	2,272	966	1,021	353	316	3,363	8,291
(1)    Excludes impact of hedge accounting and derivatives.
(2)    The exchangeable securities can be exchanged, at the earliest, on Jan. 1, 2025. Refer to Note 26 for further details.
(3)    Lease liabilities include a lease incentive of $12 million expected to be received in 2023.
(4)    Not recognized as a financial liability on the Consolidated Statements of Financial Position.
IV. Equity Price Risk
Total Return Swaps
The Company has certain compensation, deferred and restricted share unit programs, the values of which depend on the common share price of the Company. The Company has fixed a portion of the settlement cost of these programs by entering into a total return swap for which hedge accounting has not been applied. The total return swap is cash settled every quarter based upon the difference between the fixed price and the market price of the Company’s common shares at the end of each quarter.
D. Hedging Instruments – Uncertainty of Future Cash Flows
The following table outlines the terms and conditions of derivative hedging instruments and how they affect the amount, timing and uncertainty of future cash flows:

	Maturity
	2023	2024	2025	2026	2027	2028
Cash flow hedges
Commodity derivative instruments
Electricity
Notional amount (thousands of MWh)	3,329	3,338	2,628	—	—	—
Average price ($ per MWh)	78.27	80.22	82.22	—	—	—

TransAlta Corporation • 2022 Integrated Report     F59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
E. Effects of Hedge Accounting on the Financial Position and Performance
I. Effect of Hedges
The impact of the hedging instruments on the statement of financial position is as follows:

As at Dec. 31, 2022
	Notional amount	Carrying amount	Line item in the statement of financial position	Change in fair value used for measuring ineffectiveness
Commodity price risk
Cash flow hedges
Physical power sales(1)	9,295	(347)	Risk management liabilities	(594)
Foreign currency risk
Net investment hedges
Foreign-denominated debt	US370	CAD502	Credit facilities, long-term debt and lease liabilities	—
(1)    In thousands of MWh.

As at Dec. 31, 2021
	Notional amount	Carrying amount	Line item in the statement of financial position	Change in fair value used for measuring ineffectiveness
Commodity price risk
Cash flow hedges
Physical power sales(1)	12,624	285	Risk management assets	(181)
Interest rate risk
Cash flow hedges
Interest rate swap	US300	3	Risk management assets	3
Foreign currency risk
Cash flow hedges
Foreign-denominated expenditures	US8	—	Risk management assets	—
Foreign-denominated expenditures	US14	—	Risk management assets	—
Net investment hedges
Foreign-denominated debt	US370	CAD473	Credit facilities, long-term debt and lease liabilities	—
(1)    In thousands of MWh.

TransAlta Corporation • 2022 Integrated Report     F60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The impact of the hedged items on the statement of financial position is as follows:

As at Dec. 31	2022		2021
	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve(1)	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve(1)
Commodity price risk
Cash flow hedges
Power forecast sales – Centralia	(594)	(279)	(181)	226
Interest rate risk
Cash flow hedges
Interest expense on long- term debt	—	—	3	2

	Change in fair value used for measuring ineffectiveness	Foreign currency translation reserve(1)	Change in fair value used for measuring ineffectiveness	Foreign currency translation reserve(1)
Foreign currency risk
Net investment hedges
Net investment in foreign subsidiaries	—	(39)	—	(35)
(1    Net of tax. Included in AOCI.

The hedging gain or loss recognized in OCI before tax is equal to the change in fair value used for measuring effectiveness for the net investment hedge. There is no ineffectiveness recognized in profit or loss.
The impact of designated cash flow hedges on OCI and net earnings is:

Year ended Dec. 31, 2022
		Effective portion		Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of (gain)loss reclassified from OCI	Pre-tax (gain) loss reclassified from OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss recognized in earnings
Commodity contracts	(747)	Revenue	124	Revenue	—
Forward starting interest rate swaps	53	Interest expense	2	Interest expense	—
OCI impact	(694)	OCI impact	126	Net earnings impact	—
Over the next 12 months, the Company estimates that approximately $208 million of after-tax losses will be reclassified from AOCI to net earnings. These estimates assume constant natural gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified may vary based on changes in these factors.

TransAlta Corporation • 2022 Integrated Report     F61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended Dec. 31, 2021
		Effective portion		Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss reclassified from OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss recognized in earnings
Commodity contracts	(268)	Revenue	(13)	Revenue	—
Foreign exchange forwards on project hedges	—	Property, plant and equipment	1	Foreign exchange (gain) loss	—
Forward starting interest rate swaps	13	Interest expense	4	Interest expense	—
OCI impact	(255)	OCI impact	(8)	Net earnings impact	—

Year ended Dec. 31, 2020
		Effective portion		Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss reclassified from OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss recognized in earnings
Commodity contracts	41	Revenue	(137)	Revenue	—
Foreign exchange forwards on project hedges	(1)	Property, plant and equipment	—	Foreign exchange (gain) loss	—
Forward starting interest rate swaps	(12)	Interest expense	(4)	Interest expense	—
OCI impact	28	OCI impact	(141)	Net earnings impact	—
II. Effect of Non-Hedges
For the year ended Dec. 31, 2022, the Company recognized a net unrealized loss of $384 million (2021 – gain of $97 million, 2020 – gain of $43 million) related to commodity derivatives.
For the year ended Dec. 31, 2022, a gain of $20 million (2021 – gain of $6 million, 2020 – gain of $11 million) related to foreign exchange and other derivatives was recognized, which consists of net unrealized losses of $11 million (2021 – gain of $4 million, 2020 – loss of $2 million) and net realized gains of $31 million (2021 – gains of $2 million, 2020 — gains of $13 million), respectively.
F. Collateral
I. Financial Assets Provided as Collateral
At Dec. 31, 2022, the Company provided $304 million (2021 — $55 million) in cash and cash equivalents as collateral to regulated clearing agents and certain utility customers as security for commodity trading activities. These funds are held in segregated accounts by the clearing agents. The utility customers are obligated to pay interest on the outstanding balances. Collateral provided is included within trade and other receivables in the Consolidated Statements of Financial Position.
II. Financial Assets Held as Collateral
At Dec. 31, 2022, the Company held $260 million (2021 – $18 million) in cash collateral associated with counterparty obligations. Under the terms of the contracts, the Company may be obligated to pay interest on the outstanding balances and to return the principal when the counterparties have met their contractual obligations or when the amount of the obligation declines as a result of changes in market value. Interest payable to the counterparties on the collateral received is calculated in accordance with each contract. Collateral held is related to physical and financial derivative transactions in a net asset position and is included in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.
TransAlta Corporation • 2022 Integrated Report     F62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
III. Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Company’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Company’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. At Dec. 31, 2022, the Company had posted collateral of $820 million (2021 – $356 million) in the form of letters of credit on physical and financial derivative transactions in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which if triggered could result in the Company having to post an additional $656 million (2021 – $120 million) of collateral to its counterparties.
16. Inventory
The components of inventory are as follows:

As at Dec. 31	2022	2021
Parts, materials and supplies	83	82
Coal	43	27
Emission credits	27	55
Natural gas	4	3
Total	157	167
No inventory is pledged as security for liabilities.
During 2022, coal inventory increased primarily due to higher coal inventory volume at Centralia Unit 2 along with higher coal pricing.
As at Dec. 31, 2022, the Company holds 963,068 emission credits in inventory purchased externally with a recorded book value of $27 million (Dec. 31, 2021 – 2,033,752 emission credits with a recorded book value of $55 million). The Company also has approximately 1,869,450 (Dec. 31, 2021 – 1,922,973) of internally generated eligible emission credits from the Company's Wind and Solar and Hydro segments with no recorded book value. These emission credits can be used to offset future emission obligations from our gas facilities located in Canada where the compliance price of carbon is expected to increase, resulting in a reduced cash cost for carbon compliance. In addition, the Company holds approximately 1,750,000 (Dec. 31, 2021 – 1,750,000) eligible emission performance credits ("EPCs") with no recorded book value generated from assets formerly subject to the Hydro Power Purchase Arrangement ("Hydro PPA") during the year. The Balancing Pool is asserting ownership of these EPCs, which the Company has disputed through an arbitration to be heard in May 2023. Refer to Note 37 for further details.
During 2022, the Company utilized 1,169,333 emission credits with a carrying value of $35 million to settle the 2021 carbon compliance obligation of $47 million. The difference of $12 million has been recognized as a reduction in the Company's carbon compliance costs in the year.

TransAlta Corporation • 2022 Integrated Report     F63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17. Finance Lease Receivables
Amounts receivable under the Company’s finance leases associated with the Poplar Creek cogeneration facility and the Southern Cross Energy facilities are as follows:

As at Dec. 31	2022		2021
	Minimum lease receipts	Present value of minimum lease receipts	Minimum lease receipts	Present value of minimum lease receipts
Within one year	62	55	58	54
Second to fifth years inclusive	81	75	127	105
More than five years	60	51	80	66
	203	181	265	225
Less: unearned finance lease income	22	—	40	—
Total finance lease receivables	181	181	225	225

Included in the Consolidated Statements of Financial Position as:
Current portion of finance lease receivables (Note 13)	52		40
Long-term portion of finance lease receivables	129		185
Total finance lease receivables	181		225
18. Assets Held for Sale
The change in assets held for sale is as follows:

	2022	2021
Balance, Jan 1	25	105
Transfers from property, plant and equipment	28	25
Disposals	(31)	(105)
Balance, Dec. 31	22	25
Sale of Pioneer Pipeline
On Oct. 1, 2020, the Company announced that it had entered into a definitive Purchase and Sale Agreement providing for the sale of its 50 per cent interest in the Pioneer Pipeline to ATCO Gas and Pipelines Ltd. ("ATCO"). At Jan. 1, 2021, the assets held for sale included our interest in the Pioneer Pipeline and certain mining assets.
On June 30, 2021, the Company closed the sale of the Pioneer Pipeline to ATCO for the aggregate sale price of $255 million. The net cash proceeds to the Company from the sale of its 50 per cent interest, were approximately $128 million and the Company recognized a gain on sale of $31 million on the Consolidated Statements of Earnings (Loss). In addition, as part of the transaction, the natural gas transportation agreement with the Pioneer Pipeline Limited Partnership was terminated which resulted in a gain of $2 million.
Other Held for Sale Assets
In December 2021, the Company transferred certain gas generation assets of $25 million to assets held for sale. On Nov. 7, 2022, the Company closed the sale of the gas generation assets, received net cash proceeds of $45 million and recognized a gain on sale of $20 million on the Consolidated Statements of Earnings (Loss).
In 2022, the Company transferred two Hydro assets to assets held for sale upon entering into a purchase and sale agreement. On Dec. 2, 2022, the Company closed the sale of these assets for the aggregate sale price and net cash proceeds of $6 million and recognized a gain on sale of $2 million on the Consolidated Statements of Earnings (Loss).
During 2022, the Company transferred $22 million to assets held for sale for cogeneration equipment.
During the fourth quarter of 2022, the Company recorded a contract settlement that was included in gain on sale of assets and other on the Consolidated Statements of Earnings (Loss).
TransAlta Corporation • 2022 Integrated Report     F64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. Property, Plant and Equipment
A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Assets under construction	Land	Hydro(1)	Wind and Solar(1)	Gas generation	Energy Transition	Capital spares and other(2)	Total
Cost
As at Dec. 31, 2020	495	96	846	2,746	3,935	4,901	379	13,398
Additions(3)	477	—	—	—	—	—	2	479
Additions from development projects	1	—	—	—	—	—	—	1
Acquisitions (Note 4)	—	—	—	146	—	—	—	146
Disposals	(2)	(1)	—	—	(2)	(74)	—	(79)
Impairment charges (Note 7)(4)	(91)	—	(3)	(12)	(2)	(468)	(13)	(589)
Revisions/additions to decommissioning and restoration costs (Note 24)	—	—	1	128	6	—	—	135
Retirement of assets	—	—	(4)	(11)	(57)	(49)	—	(121)
Change in foreign exchange rates	—	—	—	3	(25)	2	(7)	(27)
Transfers (to) from assets held for sale (Note 18)	(25)	—	—	—	—	31	—	6
Transfers in (out) of PP&E(5)	5	—	—	(4)	(5)	46	—	42
Transfer of assets upon commissioning	(676)	1	27	280	237	124	5	(2)
As at Dec. 31, 2021	184	96	867	3,276	4,087	4,513	366	13,389
Additions (3)	891	—	—	—	—	—	6	897
Additions from development projects	17	—	—	—	—	—	12	29
Disposals	—	(3)	—	—	(1)	(216)	—	(220)
Impairment (charges) reversals (Note 7)(4)	2	—	(21)	(43)	—	—	—	(62)
Revisions/additions to decommissioning and restoration costs (Note 24)	—	—	(15)	(59)	(12)	10	2	(74)
Retirement of assets	—	—	(9)	(9)	(12)	(7)	(2)	(39)
Change in foreign exchange rates	13	—	—	45	(4)	97	2	153
Transfers to assets held for sale (Note 18)	(22)	—	(9)	—	—	—	—	(31)
Transfers in (out) of PPE(5)	16	—	—	(22)	437	(442)	(13)	(24)
Transfer of assets upon commissioning	(138)	—	27	45	35	19	6	(6)
As at Dec. 31, 2022	963	93	840	3,233	4,530	3,974	379	14,012
Accumulated depreciation
As at Dec. 31, 2020	—	—	447	969	2,058	3,933	169	7,576
Depreciation	—	—	24	130	184	264	12	614
Retirement of assets	—	—	(3)	(6)	(55)	(48)	—	(112)
Disposals	—	—	—	—	(1)	(72)	—	(73)
Change in foreign exchange rates	—	—	—	—	(8)	2	(1)	(7)
Transfers to assets held for sale (Note 18)	—	—	—	—	—	31	—	31
Transfers from right-of-use assets	—	—	—	—	—	40	—	40
As at Dec. 31, 2021	—	—	468	1,093	2,178	4,150	180	8,069
Depreciation	—	—	21	130	308	63	16	538
Retirement of assets	—	—	(8)	(6)	(10)	(7)	(2)	(33)
Disposals	—	—	—	—	(1)	(211)	—	(212)
Change in foreign exchange rates	—	—	—	11	2	89	—	102
Transfers to assets held for sale (Note 18)	—	—	(3)	—	—	—	—	(3)
Transfers in (out) of PP&E(5)	—	—	—	—	335	(340)	—	(5)
As at Dec. 31, 2022	—	—	478	1,228	2,812	3,744	194	8,456
Carrying amount
As at Dec. 31, 2020	495	96	399	1,777	1,877	968	210	5,822
As at Dec. 31, 2021	184	96	399	2,183	1,909	363	186	5,320
As at Dec. 31, 2022	963	93	362	2,005	1,718	230	185	5,556
(1)    The renewable generation that was previously disclosed has been separated by segment.
(2)    Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventive or planned maintenance.
(3)    In 2022, the Company capitalized $16 million (2021 – $14 million) of interest to PP&E in at a weighted average rate of 6.0 per cent (2021 – 6.0 per cent).
(4)    The 2021 impairment charges, net of reversals exclude the changes in decommissioning and restoration provisions on assets.
(5)    Includes transfers between PP&E classifications, net of accumulated depreciation.

TransAlta Corporation • 2022 Integrated Report     F65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Assets under Construction
The Company commenced construction on the Horizon Hill wind project and White Rock wind projects in 2022. The Company also began its rehabilitation plan of the Kent Hills wind facilities during the second quarter of 2022 and capitalized additions of $77 million in 2022. Initial construction activities on the Garden Plain wind project started in the third quarter of 2021 and the Northern Goldfields Solar project in the fourth quarter of 2021, with construction activities continuing throughout 2022 for both projects.
Change in Estimate - Useful Lives
During 2022, the Company adjusted the useful lives of certain assets included in the Gas segment to reflect changes made based on the future operating expectations of the assets. This resulted in an increase of $132 million in depreciation expense that was recognized in the Consolidated Statement of Earnings (Loss) in 2022.
20. Right-of-Use Assets
The Company leases various properties and types of equipment. Lease contracts are typically made for fixed periods. Leases are negotiated on an individual basis and contain a wide range of terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.
A reconciliation of the changes in the carrying amount of the right-of-use assets is as follows:

	Land	Buildings	Vehicles	Equipment	Pipeline	Total
As at Dec. 31, 2020	58	24	1	16	42	141
Additions	—	1	—	—	—	1
Acquisitions (Note 4)	13	—	—	—	—	13
Depreciation	(3)	(5)	—	(2)	(1)	(11)
Disposal of assets	—	—	—	—	(41)	(41)
Transfers	—	—	—	(8)	—	(8)
As at Dec. 31, 2021	68	20	1	6	—	95
Additions	36	—	1	3	—	40
Depreciation	(4)	(5)	—	(2)	—	(11)
Change in foreign exchange rates	2	—	—	—	—	2
As at Dec. 31, 2022	102	15	2	7	—	126
During 2022, the Company recognized additions of $36 million mainly related to land leases for the Horizon Hill and White Rock wind projects.
On June 30, 2021, the Company closed the sale of the Pioneer Pipeline to ATCO. As part of the transaction, the natural gas transportation agreement with the Pioneer Pipeline Limited Partnership was terminated, which resulted in the derecognition of the right-of-use asset of $41 million and lease liability of $43 million related to the pipeline, resulting in a gain of $2 million.
For the year ended Dec. 31, 2022, TransAlta paid $16 million (2021 – $15 million) related to recognized lease liabilities, consisting of $9 million (2021 – $8 million) of principal repayments and $7 million (2021 – $7 million) of interest expense.
Short-term leases (term of less than 12 months) and leases with total lease payments below the Company's capitalization threshold (low value leases) do not require recognition as lease liabilities and right-of-use assets. For the year ended Dec. 31, 2022, the Company expensed $2 million (2021 and 2020 – nil) related to short-term and low value leases.
TransAlta Corporation • 2022 Integrated Report     F66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Some of the Company's land leases that met the definition of a lease were not recognized as they require variable payments based on production or revenue. Additionally, certain land leases require payments to be made on the basis of the greater of the minimum fixed payments and variable payments based on production or revenue. For these leases, lease liabilities have been recognized on the basis of the minimum fixed payments. For the year ended Dec. 31, 2022, the Company expensed $8 million (2021 – $6 million and 2020 – $7 million) in variable land lease payments for these leases.
21. Intangible Assets
A reconciliation of the changes in the carrying amount of intangible assets is as follows:

	Power sale contracts	Software and other	Intangibles under development	Coal rights	Total
Cost
As at Dec. 31, 2020	269	412	3	149	833
Additions	—	—	9	—	9
Impairment charges (Note 7)	—	—	—	(17)	(17)
Change in foreign exchange rates	—	(2)	—	—	(2)
Transfers	—	12	(8)	—	4
As at Dec. 31, 2021	269	422	4	132	827
Additions(1)	—	—	31	—	31
Change in foreign exchange rates	3	3	1	—	7
Transfers	—	12	(9)	—	3
As at Dec. 31, 2022	272	437	27	132	868

Accumulated amortization
As at Dec. 31, 2020	123	272	—	125	520
Amortization	17	27	—	7	51
As at Dec. 31, 2021	140	299	—	132	571
Amortization	17	26	—	—	43
Change in foreign exchange rates	1	1	—	—	2
As at Dec. 31, 2022	158	326	—	132	616

Carrying amount
As at Dec. 31, 2020	146	140	3	24	313
As at Dec. 31, 2021	129	123	4	—	256
As at Dec. 31, 2022	114	111	27	—	252
(1)    In 2022, the Company reclassified $19 million in project development costs related to various US Wind projects to intangible assets. Refer to Note 23 for further details. Other additions relate to corporate software costs.

TransAlta Corporation • 2022 Integrated Report     F67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22. Goodwill
Goodwill acquired through business combinations has been allocated to groups of CGUs that are expected to benefit from the synergies of the acquisitions. Goodwill by segments is as follows:

As at Dec. 31	2022	2021
Hydro	258	258
Wind and Solar	176	175
Energy Marketing	30	30
Total goodwill	464	463
For the purposes of the 2022 goodwill impairment review, the Company determined the recoverable amounts of the Hydro, Wind and Solar and Energy Marketing segments by calculating the fair value less costs of disposal using discounted cash flow projections based on the Company's long-range forecasts for the period extending to the last planned asset retirement in 2072. The resulting fair value measurement is categorized within Level III of the fair value hierarchy. No impairment of goodwill arose for any segment.
The key assumptions impacting the determination of fair value for the Hydro, Wind and Solar and Energy Marketing segments are the following:
•Discount rates used for the goodwill impairment calculation in 2022 for the Hydro, Wind and Solar, and Energy Marketing segments ranged from 5.9 per cent to 8.2 per cent (2021 – 5.0 per cent to 6.4 per cent).
•Forecasts of electricity production for each facility are determined taking into consideration contracts for the sale of electricity, historical production, regional supply-demand balances and capital maintenance and expansion plans.
•Forecasted sales prices for each facility are determined by taking into consideration contract prices for facilities subject to long- or short-term contracts, forward price curves for merchant plants and regional supply-demand balances. Where forward price curves are not available for the duration of the facility’s useful life, prices are determined by extrapolation techniques using historical industry and company-specific data. Merchant electricity prices used in these 2022 models ranged between $28 to $233 per MWh during the forecast period (2021 – $17 to $136 per MWh).

TransAlta Corporation • 2022 Integrated Report     F68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23. Other Assets
The components of other assets are as follows:

As at Dec. 31	2022	2021
Loan receivable	37	55
South Hedland prepaid transmission access and distribution costs	61	65
Long-term prepaids and other assets	56	48
Project development costs	10	29
Total Other assets	164	197

Included in the Consolidated Statements of Financial Position as:
Total current other assets (Note 13)	4	55
Total long-term other assets	160	142
Total Other assets	164	197
The loan receivable of $37 million (2021 – $55 million) is an unsecured loan related to an advancement by the Company's subsidiary, Kent Hills Wind LP, of the net financing proceeds of the Kent Hills Wind Bond ("KH Bonds"), to its 17 per cent partner. On June 1, 2022, the loan receivable agreement was amended and its original maturity date of Oct. 2, 2022, was extended to October 2027, resulting in the classification of a portion of the loan receivable to non-current assets. The remaining terms of the original loan are unchanged and it continues to bear interest at 4.55 per cent, with interest payable quarterly. No scheduled principal repayments are required until maturity. However, repayments may be required for amounts associated with foundation replacement capital expenditures and for operating account funding, as outlined in the amendment made to the KH Bonds. During 2022, the Company received repayments of $18 million that were required as part of the waiver and amendment made to the KH Bonds.
South Hedland prepaid transmission access and distribution costs are costs that are amortized on a straight-line basis over the South Hedland PPA contract life.
Long-term prepaids and other assets include the funded portion of the TransAlta Energy Transition Bill commitments discussed in Note 37 (G), costs related to transmission infrastructure and other contractually required prepayments and deposits. During 2022, $16 million of costs related to transmission infrastructure at the Windrise wind facility were reclassified from PP&E to other assets (long-term prepaids and other assets) and will be amortized to net earnings (loss) over the useful life of the Windrise wind facility.
Project development costs primarily include the pre-construction project costs for projects. The change in project development costs is as follows:

As at Dec. 31	2022	2021
Balance, Jan 1	29	25
Additions	29	15
Transfers to PP&E (Note 19)	(29)	(1)
Transfers to intangible assets (Note 21)	(19)	—
Impairment charges (Note 7)	—	(10)
Balance, Dec. 31	10	29

TransAlta Corporation • 2022 Integrated Report     F69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24. Decommissioning and Other Provisions
The change in decommissioning and other provision balances is as follows:

	Decommissioning and restoration	Other provisions	Total
Balance, Dec. 31, 2020	608	65	673
Liabilities incurred	8	22	30
Liabilities settled	(18)	(62)	(80)
Accretion	32	—	32
Acquisition of liabilities	2	—	2
Revisions in estimated cash flows	167	12	179
Revisions in discount rates	(6)	—	(6)
Reversals	—	(3)	(3)
Balance, Dec. 31, 2021	793	34	827
Liabilities incurred	1	23	24
Liabilities settled	(35)	(12)	(47)
Accretion (Note 10)	49	—	49
Disposals	(5)	—	(5)
Revisions in estimated cash flows	95	5	100
Revisions in discount rates	(225)	—	(225)
Reversals	—	(9)	(9)
Change in foreign exchange rates	15	—	15
Balance, Dec. 31, 2022	688	41	729

Included in the Consolidated Statements of Financial Position as:
As at Dec. 31,	2022	2021
Current portion	70	48
Non-current portion	659	779
Total Decommissioning and other provisions	729	827
A. Decommissioning and Restoration
A provision has been recognized for all generating facilities and mines for which TransAlta is legally, or constructively, required to remove the facilities at the end of their useful lives and restore the sites to their original condition. TransAlta estimates that the undiscounted amount of cash flow required to settle these obligations is approximately $1.6 billion, which will be incurred between 2023 and 2072. The majority of the costs will be incurred between 2023 and 2050.
During 2022, the Company accelerated the expected timing on decommissioning and restoration for certain facilities. This increased the decommissioning and restoration provision by $95 million, of which $46 million increased operating assets in PP&E and $49 million was recognized as an impairment charge in net earnings related to retired assets.
In 2021, the Company increased the decommissioning and restoration provision by $167 million related to an engineering study on the decommissioning costs of the wind sites of $120 million and the Sundance and Keephills Units change in useful lives of $47 million. Of the total increase in decommissioning and restoration provisions,$133 million increased operating assets in PP&E and $34 million was recognized as an impairment charge in net earnings related to retired assets.
During 2022, the decommissioning and restoration provision decreased by $225 million (2021 – $6 million) due to a significant increase in discount rates, largely driven by increases in market benchmark rates. On average, discount rates increased with rates ranging from 7.0 to 9.7 per cent as at Dec. 31, 2022 (2021 – 3.6 to 6.5 per cent). This has resulted in a corresponding decrease in PP&E of $123 million (2021 – $6 million) on operating assets and recognition of a $102 million (2021 – nil) impairment reversal in net earnings related to retired assets.
TransAlta Corporation • 2022 Integrated Report     F70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At Dec. 31, 2022, the Company has provided a surety bond in the amount of US$147 million (2021 – US$147 million) in support of future decommissioning obligations at the Centralia coal mine. At Dec. 31, 2022, the Company had provided a surety bond and letters of credit in the amount of $187 million (2021 – $188 million) in support of future decommissioning obligations at the Highvale mine.
B. Other Provisions
Other provisions include provisions arising from ongoing business activities, amounts related to commercial disputes between the Company and customers or suppliers and onerous contract provisions. Information about the expected timing of settlement and uncertainties that could impact the amount or timing of settlement has not been provided as this may impact the Company’s ability to settle the provisions in the most favourable manner.
The onerous contract provisions occurred as a result of decisions to no longer operate on coal in Canada. Future royalty payments related to the extraction of coal at the Highvale mine will occur until 2023 under the royalty contract. Payments related to coal contracts for Sheerness are required until 2025. At Dec. 31, 2022, the remaining balance of the provision for the onerous royalty contract was $7 million and the remaining balance of the onerous coal contract was $10 million.

TransAlta Corporation • 2022 Integrated Report     F71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25. Credit Facilities, Long-Term Debt and Lease Liabilities
A. Amounts Outstanding
The amounts outstanding are as follows:

As at Dec. 31				2022			2021
	Segment	Maturity	Currency	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest
Credit facilities
Committed syndicated bank facility(2)	Corporate	2026	CAD	32	33	4.7%	—	—	—%
Term Facility	Corporate	2024	CAD	396	400	6.5%	—	—	—%
Debentures
7.3% Medium term notes	Corporate	2029	CAD	110	110	7.3%	110	110	7.3%
6.9% Medium term notes	Corporate	2030	CAD	141	141	6.9%	141	141	6.9%
Senior notes(3)
7.8% Senior notes(4)	Corporate	2029	USD	533	542	7.8%	—	—	—%
6.5% Senior notes	Corporate	2040	USD	401	407	6.5%	378	383	6.5%
4.5% Senior notes	Corporate	2022	USD	—	—	4.5%	510	511	4.5%
Non-recourse
Melancthon Wolfe Wind LP bond	Wind & Solar	2028	CAD	202	203	3.8%	235	237	3.8%
New Richmond Wind LP bond	Wind & Solar	2032	CAD	112	113	4.0%	120	121	4.0%
Kent Hills Wind LP bond	Wind & Solar	2033	CAD	206	209	4.5%	221	221	4.5%
Windrise Wind LP bond	Wind & Solar	2041	CAD	170	173	3.4%	171	173	3.4%
Pingston bond	Hydro	2023	CAD	45	45	3.0%	45	45	3.0%
TAPC Holdings LP bond (Poplar Creek)	Gas	2030	CAD	94	95	8.9%	102	104	4.4%
TEC Hedland PTY Ltd bond(5)	Gas	2042	AUD	711	720	4.1%	732	742	4.1%
TransAlta OCP LP bond	Gas	2030	CAD	241	242	4.5%	263	265	4.5%
Tax equity financing
Big Level & Antrim(6)	Wind & Solar	2029	USD	102	108	6.6%	106	112	6.6%
Lakeswind(7)	Wind & Solar	2024	USD	15	15	10.5%	18	18	10.5%
North Carolina Solar(8)	Wind & Solar	2028	USD	6	6	7.3%	11	11	7.3%
Other	Corporate	2023	CAD	1	1	5.9%	4	4	5.9%
Total long-term debt				3,518	3,563		3,167	3,198
Lease liabilities				135			100
Total long-term debt and lease liabilities				3,653			3,267
Less: current portion of long-term debt				(170)			(837)
Less: current portion of lease liabilities				(8)			(7)
Total current long-term debt and lease liabilities				(178)			(844)
Total non-current credit facilities, long-term debt and lease liabilities				3,475			2,423
(1)    Interest rate reflects the stipulated rate or the average rate weighted by principal amounts outstanding and is before the effect of hedging.
(2)    Composed of bankers’ acceptances and other commercial borrowings under long-term committed credit facilities.
(3)    US face value at Dec. 31, 2022 — US$700 million (2021 – US$700 million).
(4)    The effective interest rate for the senior notes is 5.98 per cent after the effects of gains realized on settled interest rate hedging instruments.
(5)    AU face value at Dec. 31, 2022 — AU$786 million (2021 – AU$800 million).
(6)    US face value at Dec. 31, 2022 — US$79 million (2021 – US$88 million).
(7)    US face value at Dec. 31, 2022 — US$11 million (2021 – US$14 million).
(8)    US face value at Dec. 31, 2022 — US$5 million (2021 – US$9 million).

TransAlta Corporation • 2022 Integrated Report     F72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company's credit facilities are summarized in the table below:

As at Dec. 31, 2022	Facility size	Utilized		Available capacity	Maturity date
Credit Facilities		Outstanding letters of credit(1)	Cash drawings
Committed
TransAlta Corporation syndicated credit facility	1,250	738	—	512	Q2 2026
TransAlta Renewables syndicated credit facility	700	—	33	667	Q2 2026
TransAlta Corporation bilateral credit facilities	240	219	—	21	Q2 2024
TransAlta Corporation Term Facility	400	—	400	—	Q3 2024
Total Committed	2,590	957	433	1,200

Non-Committed
TransAlta Corporation demand facilities	250	120	—	130	n/a
TransAlta Renewables demand facility	150	98	—	52	n/a
Total Non-Committed	400	218	—	182
(1)    TransAlta has obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, pension plan obligations, construction projects and purchase obligations. Letters of credit drawn against the non-committed facilities reduce the available capacity under the committed syndicated credit facilities. At Dec. 31, 2022, TransAlta provided cash collateral of $304 million.
These facilities are the primary source for short-term liquidity after the cash flow generated from the Company's business. The TransAlta Corporation committed syndicated credit facility was converted into a Sustainability Linked Loan in 2021.
During 2022, the Company closed a two-year $400 million floating rate Term Facility with its banking syndicate maturing on Sept. 7, 2024. In addition, the committed syndicated credit facilities were extended by one year to June 30, 2026 and the committed bilateral credit facilities were extended by one year to June 30, 2024. Interest rates on the credit facilities and Term Facility vary depending on the option selected (Canadian prime, bankers' acceptances, SOFR or US base rate, etc.) in accordance with a pricing grid that is standard for such facilities.
The Company is in compliance with the terms of the credit facilities and all undrawn amounts are fully available. In addition to the $1.0 billion available under the credit facilities, the Company also has $1.1 billion of available cash and cash equivalents, net of bank overdraft, and $17 million ($17 million principal portion) in cash restricted for repayment of the OCP bonds (refer to section E below).
TransAlta has letters of credit of $218 million issued from uncommitted demand facilities; these obligations are backstopped and reduce the available capacity on the committed credit facilities.
Senior Notes
On Nov. 17, 2022, the Company issued US$400 million senior notes ("US$400 million Senior Green Bonds"), which have a fixed coupon rate of 7.75 per cent per annum and matures on Nov. 15, 2029. Including the effects of settled interest rate swaps, the notes have an effective yield of approximately 5.982 per cent. The notes are unsecured and rank equally in right of payment with all of our existing and future senior indebtedness and senior in right of payment to all of our future subordinated indebtedness. The interest payments on the bonds are made semi-annually, on November 15 and May 15 with the first payment commencing May 15, 2023. TransAlta will allocate an amount equal to the net proceeds from this offering to finance or refinance, new and/or existing eligible green projects in accordance with its Green Bond Framework ("the Framework"). The Framework received a second-party opinion from Sustainalytics, which verified that it aligned with the Green Bond Principles from the International Capital Markets Association.
On Nov. 15, 2022, the Company repaid the US$400 million 4.50 per cent unsecured senior notes on its maturity in addition to related fees and expenses.
A total of US$370 million (2021 – US$370 million) of the senior notes has been designated as a hedge of the Company’s net investment in US operations.

TransAlta Corporation • 2022 Integrated Report     F73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Non-Recourse Debt
On Dec. 6, 2021, TransAlta completed a secured green bond by way of private placement for approximately $173 million ("Windrise Wind LP Bond Offering"). Windrise Wind LP Bond Offering is secured by a first ranking charge over all assets of the issuer, Windrise Wind LP and the bonds amortize and bear interest from their date of issue at a rate of 3.41 per cent per annum and mature on Sept. 30, 2041. Payments on the bonds will be interest-only to and including Dec. 31, 2022, with quarterly blended payments of principal and interest commencing on March 31, 2023. TransAlta used the proceeds of the Windrise Wind LP Bond Offering to finance or refinance eligible green projects, including renewable energy facilities and to fund a construction reserve account.
Tax Equity
Tax equity financings are typically represented by the initial equity investments made by the project investors at each project (net of financing costs incurred), except for the Lakeswind and North Carolina Solar acquired tax equity financings, which were initially recognized at their fair values. Tax equity financing balances are reduced by the value of tax benefits (production tax credits, tax depreciation and investment tax credits) allocated to the investor and by cash distributions paid to the investor for their share of net earnings and cash flow generated at each project. Tax equity financing balances are increased by interest recognized at the implicit interest rate. The maturity dates of each financing are subject to change and are primarily dependent upon when the project investor achieves the agreed upon targeted rate of return. The Company anticipates the maturity dates of the tax equity financings will be: Big Level and Antrim in December 2029; Lakeswind in March 2024 and North Carolina Solar in December 2028.
Other
Other debt consists of an unsecured commercial loan obligation that bears interest at 5.9 per cent and matures in 2023, requiring annual payments of interest and principal.
TransAlta’s debt has terms and conditions, including financial covenants, that are considered normal and customary. As at Dec. 31, 2022, the Company was in compliance with all debt covenants.
B. Restrictions Related to Non-Recourse Debt and Other Debt
The Melancthon Wolfe Wind LP, Pingston Power Inc., TAPC Holdings LP, New Richmond Wind LP, Kent Hills Wind LP, TEC Hedland Pty Ltd notes, Windrise Wind LP and TransAlta OCP LP non-recourse bonds with a carrying value of $1.8 billion as at Dec. 31, 2022 (2021 – $1.9 billion) are subject to customary financing conditions and covenants that may restrict the Company’s ability to access funds generated by the facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds are able to be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the fourth quarter of 2022 with the exception of Kent Hills Wind LP, as discussed below and TAPC Holdings LP, which has been impacted by higher interest rates in 2022. The funds in these entities that have accumulated since the fourth quarter test will remain there until the next debt service coverage ratio can be calculated in the first quarter of 2023. At Dec. 31, 2022, $50 million (2021 – $67 million) of cash was subject to these financial restrictions.
Proceeds received from the TEC Hedland Pty Ltd notes in the amount of $8 million (AU$9 million) are not able to be accessed by other corporate entities as the funds must be solely used by the project entities for the purpose of paying major maintenance costs.
Additionally, certain non-recourse bonds require that certain reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit.
Kent Hills Wind Bonds
In the fourth quarter of 2021, the Company disclosed that events of default may have occurred under the trust indenture governing the terms of the KH Bonds. Accordingly, the Company classified the entire carrying value of the bonds as current as at Dec. 31, 2021.
During the second quarter of 2022, the Company obtained a waiver and entered into a supplemental indenture that facilitated the rehabilitation of the Kent Hills 1 and 2 wind facilities. Upon receipt of the waiver, the Company reclassified a portion of the carrying value outstanding for the KH Bonds to non-current liabilities with the exception of the scheduled principal repayments due within the next 12 months. In accordance with the supplemental indenture, Kent Hills Wind LP cannot make any distributions to its partners until the foundation replacement work has been completed.
TransAlta Corporation • 2022 Integrated Report     F74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A foundation replacement reserve account was set up in accordance with the supplemental indenture, with funds in the account being used to pay foundation replacement costs. The account is funded quarterly with the last funding requirement on April 1, 2023. The balance in the account is $65 million as at Dec. 31, 2022 (nil – Dec. 31, 2021).
C. Security
Non-recourse debts totalling $1.4 billion as at Dec. 31, 2022 (2021 – $1.5 billion) are each secured by a first ranking charge over all of the respective assets of the Company’s subsidiaries that issued the bonds, which include PP&E with total carrying amounts of $1.5 billion at Dec. 31, 2022 (2021 – $1.5 billion) and intangible assets with total carrying amounts of $70 million (2021 – $78 million). At Dec. 31, 2022, a non-recourse bond of approximately $94 million (2021 – $103 million) was secured by a first ranking charge over the equity interests of the issuer that issued the non-recourse bond.
The TransAlta OCP bonds have a carrying value of $241 million (2021 – $263 million) and are secured by the assets of TransAlta OCP, including the right to annual capital contributions and OCA payments from the Government of Alberta. Under the OCA, the Company receives annual cash payments on or before July 31 of approximately $40 million (approximately $37 million, net to the Company), commencing on Jan. 1, 2017 and terminating at the end of 2030.
D. Principal Repayments

	2023	2024	2025	2026	2027	2028 and thereafter	Total
Principal repayments(1)	170	527	142	177	154	2,393	3,563
Lease liabilities(2)	(7)	4	4	3	4	127	135
(1)    Excludes impact of hedge accounting and derivatives.
(2)    Lease liabilities include a lease incentive of $12 million, expected to be received in 2023.
E. Restricted Cash
The Company had $17 million (2021 – $17 million) of restricted cash related to the TransAlta OCP bonds, which is required to be held in a debt service reserve account to fund scheduled future debt repayments.
The Company also had $53 million (2021 – $53 million) of restricted cash related to the TEC Hedland Pty Ltd bond; reserves are required to be held under commercial arrangements and for debt service. Cash reserves may be replaced by letters of credit in the future.
F. Letters of Credit
Letters of credit issued by TransAlta are drawn on its $1.3 billion committed syndicated credit facility, its $240 million bilateral committed credit facilities and its $250 million uncommitted demand facilities. TransAlta has drawn $738 million on its committed syndicated credit facility, $219 million on its bilateral committed credit facilities and $120 million on its uncommitted demand facilities.
Letters of credit issued by TransAlta Renewables are drawn on its $700 million committed syndicated credit facility and its $150 million uncommitted demand facility. TransAlta Renewables has drawn letters of credit of $98 million on its uncommitted demand facility.
Letters of credit are issued to counterparties under various contractual arrangements with the Company and certain subsidiaries of the Company. If the Company or its subsidiary does not perform under such contracts, the counterparty may present its claim for payment to the financial institution through which the letter of credit was issued. Any amounts owed by the Company or its subsidiaries under these contracts are reflected in the Consolidated Statements of Financial Position. All letters of credit expire within one year and are expected to be renewed, as needed, in the normal course of business. The total outstanding letters of credit as at Dec. 31, 2022, was $1,175 million (2021 – $902 million) with no (2021 – nil) amounts exercised by third parties under these arrangements.

TransAlta Corporation • 2022 Integrated Report     F75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
G. Currency Impacts
The strengthening of the US dollar has increased the US-denominated long-term debt balances, mainly the senior notes and tax equity financing, by $41 million as at Dec. 31, 2022 (2021 – $1 million). Almost all of the US-denominated debt is hedged either through financial contracts or net investments in the US operations.
Additionally, the weakening of the Australian dollar has decreased the Australian-denominated non-recourse senior secured notes balance by approximately $9 million as at Dec. 31, 2022 (2021 – $40 million). As this debt is issued by an Australian subsidiary, the foreign currency translation impacts are recognized within other comprehensive income (loss).
26. Exchangeable Securities
On March 22, 2019, the Company entered into an Investment Agreement whereby Brookfield Renewable Partners or its affiliates (collectively "Brookfield") agreed to invest $750 million in TransAlta through the purchase of exchangeable securities, which are exchangeable into an equity ownership interest in TransAlta’s Alberta Hydro Assets in the future at a value based on a multiple of the Alberta Hydro Assets’ future-adjusted EBITDA ("Option to Exchange").
A. $750 Million Exchangeable Securities

As at	Dec. 31, 2022			Dec. 31, 2021
	Carrying value	Face value	Interest	Carrying value	Face value	Interest
Exchangeable debentures – due May 1, 2039(1)	339	350	7%	335	350	7%
Exchangeable preferred shares(2)	400	400	7%	400	400	7%
Total exchangeable securities	739	750		735	750
(1)    On May 1, 2019, Brookfield invested the initial tranche of $350 million in exchange for seven per cent unsecured subordinated debentures due May 1, 2039.
(2)    On Oct. 30, 2020, Brookfield invested the second tranche of $400 million in exchange for redeemable, retractable first preferred shares (Series 1). Exchangeable preferred share dividends are reported as interest expense.
On Dec. 12, 2022, the Company declared a dividend of $7 million in aggregate for Exchangeable Preferred Shares at the fixed rate of 1.764 per cent, per share, payable on Feb. 28, 2023. The Exchangeable Preferred Shares are considered debt for accounting purposes and as such, dividends are reported as interest expense (Note 10).
B. Option to Exchange

As at	Dec. 31, 2022		Dec. 31, 2021
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Option to exchange – embedded derivative	—	+nil -25	—	+nil -32
The Investment Agreement allows Brookfield the option to exchange all of the outstanding exchangeable securities after Dec. 31, 2024, into an equity ownership interest of up to a maximum 49 per cent in an entity that has been formed to hold TransAlta’s Alberta Hydro Assets. The fair value of the option to exchange is considered a Level III fair value measurement as there is no available market-observable data. It is therefore valued using a mark-to-forecast model with inputs that are based on historical data and changes in underlying discount rates only when it represents a long-term change in the value of the option to exchange.
Sensitivity ranges for the base fair value are determined using reasonably possible alternative assumptions for key unobservable inputs, which is mainly the change in the implied discount rate of the future cash flow. The sensitivity analysis has been prepared using the Company’s assessment that a change in the implied discount rate of the future cash flow of 1 per cent is a reasonably possible change.
TransAlta Corporation • 2022 Integrated Report     F76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The maximum equity interest Brookfield can own with respect to the Hydro Assets is 49 per cent. If Brookfield’s ownership interest is less than 49 per cent at conversion, Brookfield has a one-time option payable in cash to increase its ownership to up to 49 per cent, exercisable up until Dec. 31, 2028, and provided Brookfield holds at least 8.5 per cent of TransAlta’s common shares. Under this top-up option, Brookfield will be able to acquire an additional 10 per cent interest in the entity holding the Hydro Assets, provided the 20-day volume-weighted average price (“VWAP”) of TransAlta’s common shares is not less than $14 per share prior to the exercise of the option and up to the full 49 per cent if the 20-day VWAP of TransAlta’s common shares at that time is not less than $17 per share. To the extent the value of the investment would exceed a 49 per cent equity interest, Brookfield will be entitled to receive the balance of the redemption price in cash.
Under the terms of the Investment Agreement, Brookfield committed to purchase TransAlta common shares on the open market to increase its share ownership in TransAlta to not less than nine per cent by May 1, 2021. As of Dec. 31, 2022, Brookfield, through its affiliates, held, owned or had control over an aggregate of 35,456,023 common shares, representing approximately 13.2 per cent of the issued and outstanding common shares, calculated on an undiluted basis. In connection with the Investment Agreement, Brookfield is entitled to nominate two directors for election to the Board.
27. Defined Benefit Obligation and Other Long-Term Liabilities
The components of defined benefit obligation and other long-term liabilities are as follows:

As at Dec. 31	2022	2021
Defined benefit obligation (Note 32)	150	228
Long-term incentive accruals (Note 31)	8	4
Retail power contract liability	126	—
Other	10	21
Total	294	253
The liability for pension and post-employment benefits and associated costs included in compensation expenses are impacted by estimates related to changes in key actuarial assumptions, including discount rates. The defined benefit obligation has decreased by $78 million to $150 million as at Dec. 31, 2022, from $228 million as at Dec. 31, 2021. The decrease is primarily driven by increases in discount rates in 2022, largely driven by increases in market benchmark rates and the voluntary contribution of $35 million made to the Sunhills Mining Ltd. Pension Plan, partially offset by a decrease in plan assets due to poor market returns.
The Company made a voluntary contribution of $35 million during 2022 to further improve the funded status of the Sunhills Mining Ltd. Pension Plan for the Highvale mine and to support the employees affected by the closure of the Highvale mine in 2021 and our transition off-coal to cleaner sources. The contribution reduces the amount of the Company's future funding obligations, including amounts secured by the letters of credit.
A 1 per cent increase in discount rates would result in a $39 million decrease in the defined benefit obligation. Refer to Note 32 for additional sensitivities impacting the defined benefit obligation.
On Dec. 1, 2022, the Company closed a purchase and sale agreement for customer retail contracts to deliver power and gas, along with power and gas financial swaps. The Company concluded this will be accounted for as an asset acquisition and allocated values to risk management assets of $139 million (level II valuation) and retail power contract liabilities of $129 million within the Gas segment. The retail power contract liabilities acquired represent certain off-market retail power customer contracts for which fair value was determined as the present value of the amount by which contract terms deviated from the terms that a market participant could have achieved at the closing date. The retail contract liability is amortized to other operating income over the remaining term of the contracts based on volumes that will be delivered each month.

TransAlta Corporation • 2022 Integrated Report     F77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28. Common Shares
A. Issued and Outstanding
TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

As at Dec. 31	2022		2021
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of year	271.0	2,901	269.8	2,896
Purchased and cancelled under the NCIB	(4.3)	(46)	—	—
Effects of share-based payment plans	0.9	5	—	(3)
Stock options exercised	0.5	3	1.2	8
Issued and outstanding, end of year	268.1	2,863	271.0	2,901
B. Normal Course Issuer Bid ("NCIB") Program
Shares purchased by the Company under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in deficit.
The following are the effects of the Company's purchase and cancellation of the common shares during the year:

For the year ended Dec. 31	2022	2021
Total shares purchased(1)	4,342,300	—
Average purchase price per share	12.48	—
Total cost (millions)	54	—
Weighted average book value of shares cancelled	46	—
Amount recorded in deficit	(8)	—
(1) As at Dec. 31, 2022, includes 164,300 (2021 – nil) shares that were repurchased but were not cancelled due to timing differences between the transaction date and settlement date. The Company paid $52 million in 2022 and the remaining amount was paid subsequent to the year end.
2022
On May 24, 2022, the Toronto Stock Exchange (“TSX”) accepted the notice filed by the Company to renew its normal course issuer bid for a portion of its common shares. Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14 million common shares, representing approximately 7.16 per cent of its public float of common shares as at May 17, 2022. Any common shares purchased under the NCIB are cancelled. The period during which TransAlta is authorized to make purchases under the NCIB commenced on May 31, 2022, and ends on May 30, 2023.
2021
On May 25, 2021, the Company announced that the TSX accepted the notice filed by the Company to implement an NCIB for a portion of its common shares. Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14 million common shares, representing approximately 7.16 per cent of its public float of common shares as at May 18, 2021. No common shares were repurchased in 2021 under the current and previous NCIB.

TransAlta Corporation • 2022 Integrated Report     F78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
C. Shareholder Rights Plan
The Company initially adopted the Shareholder Rights Plan in 1992, which was amended and restated on April 28, 2022. As required, the Shareholder Rights Plan must be put before the Company’s shareholders every three years for approval. It was last approved on April 28, 2022, and will need to be approved at the annual meeting of shareholders in 2025. The primary objective of the Shareholder Rights Plan is to encourage a potential acquirer to meet certain minimum standards designed to promote the fair and equal treatment of all common shareholders. When an acquiring shareholder acquires 20 per cent or more of the Company’s common shares, except in limited circumstances including by way of a “permitted bid” or a "competing permitted bid" (as defined in the Shareholder Rights Plan), the rights granted under the Shareholder Rights Plan become exercisable by all shareholders except those held by the acquiring shareholder. Each right will entitle a shareholder, other than the acquiring shareholder, to purchase additional common shares at a significant discount to market, thus exposing the person acquiring 20 per cent or more of the shares to substantial dilution of their holdings.
D. Earnings per Share

Year ended Dec. 31	2022	2021	2020
Net earnings (loss) attributable to common shareholders	4	(576)	(336)
Basic and diluted weighted average number of common shares outstanding (millions)	271	271	275
Net earnings (loss) per share attributable to common shareholders, basic and diluted	0.01	(2.13)	(1.22)
E. Dividends
On Dec. 12, 2022, the Company declared a quarterly dividend of $0.055 per common share, payable on April 1, 2023.
There have been no other transactions involving common shares between the reporting date and the date of completion of these consolidated financial statements.
29. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed or floating rate first preferred shares.

As at Dec. 31	2022		2021
Series(1)	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Series A	9.6	235	9.6	235
Series B	2.4	58	2.4	58
Series C	10.0	243	11.0	269
Series D	1.0	26	—	—
Series E	9.0	219	9.0	219
Series G	6.6	161	6.6	161
Issued and outstanding, end of year	38.6	942	38.6	942
(1)    Series 1 Preferred Shares are accounted for as long-term debt. Refer to Note 26.
I. Series A Cumulative Fixed Redeemable Rate Reset Preferred Shares Conversion
On March 31, 2021, the Company converted 1,417,338 of its 10.2 million Series A Cumulative Fixed Redeemable Rate Reset Preferred Shares ("Series A Shares") and 871,871 of its 1.8 million Series B Cumulative Redeemable Floating Rate Preferred Shares ("Series B Shares"), on a one-for-one basis, into Series B Shares and Series A Shares.

TransAlta Corporation • 2022 Integrated Report     F79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
II. Series C Cumulative Redeemable Rate Reset Preferred Shares Conversion
On June 30, 2022, the Company converted 1,044,299 of its 11.0 million Cumulative Redeemable Rate Reset First Preferred Shares, Series C (“Series C Shares”), on a one-for-one basis, into Cumulative Redeemable Floating Rate First Preferred Shares, Series D (“Series D Shares”).
The Series C Shares will pay fixed cumulative preferential cash dividends on a quarterly basis, for the five-year period from and including June 30, 2022, to but excluding June 30, 2027, if, as and when declared by the Board. The annual fixed dividend rate of 5.854 per cent, being equal to the five-year Government of Canada bond yield of 2.754 per cent determined as of May 31, 2022, plus 3.10 per cent, in accordance with the terms of the Series C Shares.
The Series D Shares will pay quarterly floating rate cumulative preferential cash dividends for the five-year period from and including June 30, 2022, to but excluding June 30, 2027, if, as and when declared by the Board. The quarterly dividend rate for the Series D Shares will be established each quarter, being equal to the annual rate for the auction of 90-day Government of Canada Treasury Bills, plus 3.10 per cent, in accordance with the terms of the Series D Shares.
III. Series E Cumulative Fixed Redeemable Rate Reset Preferred Shares Conversion
On Sept. 21, 2022, the Company announced that, after taking into account all election notices received for the conversion of the Cumulative Redeemable Rate Reset Preferred Shares, Series E (the "Series E shares") into Cumulative Redeemable Floating Rate Preferred Shares Series F (the "Series F Shares"), there were 89,945 Series E Shares tendered for conversion, which was less than the one million shares required to give effect to conversions into Series F Shares. Therefore, none of the Series E Shares were converted into Series F Shares.
As a result, the Series E Shares will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board. The annual dividend rate for the Series E Shares for the five-year period from and including Sept. 30, 2022, to but excluding Sept. 30, 2027, will be 6.894 per cent, which is equal to the five-year Government of Canada bond yield of 3.244 per cent, determined as of Aug. 31, 2022, plus 3.65 per cent, in accordance with the terms of the Series E Shares.
Preferred Share Series Information
The holders are entitled to receive cumulative fixed quarterly cash dividends at specified rates, as approved by the Board. After an initial period of approximately five years from issuance and every five years thereafter (“Rate Reset Date”), the fixed rate resets to the sum of the then five-year Government of Canada bond yield (the fixed rate “Benchmark”) plus a specified spread. Upon each Rate Reset Date, the shares are also:
•Redeemable at the option of the Company, in whole or in part, for $25.00 per share, plus all declared and unpaid dividends at the time of redemption.
•Convertible at the holder’s option into a specified series of non-voting cumulative redeemable floating rate first preferred shares that pay cumulative floating rate quarterly cash dividends, as approved by the Board, based on the sum of the then Government of Canada 90-day Treasury Bill rate (the floating rate “Benchmark”) plus a specified spread. The cumulative floating rate first preferred shares are also redeemable at the option of the Company and convertible back into each original cumulative fixed rate first preferred share series, at each subsequent Rate Reset Date, on the same terms as noted above.
TransAlta Corporation • 2022 Integrated Report     F80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Characteristics specific to each first preferred share series as at Dec. 31, 2022, are as follows:

Series	Rate during term	Annual dividend rate per share ($)(1)	Next conversion date	Rate spread over benchmark (per cent)	Convertible to Series
A	Fixed	0.71924	March 31, 2026	2.03	B
B	Floating	1.10295	March 31, 2026	2.03	A
C	Fixed	1.34933	Jun. 30, 2027	3.10	D
D	Floating	1.40030	Jun. 30, 2027	3.10	C
E	Fixed	1.51102	Sept. 30, 2027	3.65	F
F	Floating	—	—	3.65	E
G	Fixed	1.24700	Sept. 30, 2024	3.80	H
H	Floating	—	—	3.80	G
(1)    The annual dividend rate per share represents dividends declared in 2022.
B. Dividends
The following table summarizes the value of the preferred share dividends declared in 2022 and 2021:

	Total dividends declared
Series	2022(1)	2021(1)
A	7	7
B(2)	3	1
C	14	11
D(3)	1	—
E	13	12
G	8	8
Total for the year	46	39
(1)    No dividends were declared in the first quarter of the year as the quarterly dividend related to the period covering the first quarter was declared in December of the prior year.
(2)    Series B Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 2.0 per cent.
(3)    Series D Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 3.1 per cent.
On Dec. 12, 2022, the Company declared a quarterly dividend of $0.17981 per share on the Series A preferred shares, $0.37991 per share on the Series B preferred shares, $0.36588 per share on the Series C preferred shares, $0.45578 per share on the Series D preferred shares, $0.43088 per share on the Series E preferred shares and $0.31175 per share on the Series G preferred shares, all payable on March 31, 2023.

TransAlta Corporation • 2022 Integrated Report     F81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30. Accumulated Other Comprehensive Income (Loss)
The components of and changes in, accumulated other comprehensive income (loss) are as follows:

	2022	2021
Currency translation adjustment
Opening balance, Jan. 1	(35)	(21)
Losses (gains) on translating net assets of foreign operations, net of reclassifications to net earnings, net of tax	21	(14)
Gains (losses) on financial instruments designated as hedges of foreign operations, net of reclassifications to net earnings, net of tax(1)	(25)	—
Balance, Dec. 31	(39)	(35)
Cash flow hedges
Opening balance, Jan. 1	228	436
Losses on derivatives designated as cash flow hedges, net of reclassifications to net earnings and to non-financial assets, net of tax(2)	(456)	(208)
Balance, Dec. 31	(228)	228
Employee future benefits
Opening balance, Jan. 1	(29)	(66)
Net actuarial gains on defined benefit plans, net of tax(3)	37	37
Balance, Dec. 31	8	(29)
Other
Opening balance, Jan. 1	(18)	(47)
Intercompany and third-party investments at FVTOCI	55	29
Balance, Dec. 31	37	(18)
Accumulated other comprehensive income (loss)	(222)	146
(1)    Net of income tax recovery of $3 million for the year ended Dec. 31, 2022 (2021 – nil).
(2)    Net of income tax recovery of $112 million for the year ended Dec. 31, 2022 (2021 – $57 million).
(3)    Net of income tax expense of $12 million for the year ended Dec. 31, 2022 (2021 – $11 million).
31. Share-Based Payment Plans
The Company has the following share-based payment plans:
A. Performance Share Unit (“PSU”) and Restricted Share Unit (“RSU”) Plan
Under the Share Unit Plan, grants of PSUs and RSUs may be made annually, but are measured and assessed over a three-year performance period. Grants are determined as a percentage of participants’ base pay and are converted to PSUs or RSUs on the basis of the Company’s common share price at the time of grant. Vesting of PSUs is subject to achievement over a three-year period of specific performance measures that are established at the time of each grant. RSUs are subject to a three-year cliff-vesting requirement. RSUs and PSUs track the Company’s share price over the three-year period and accrue dividends as additional units at the same rate as dividends paid on the Company’s common shares.
The pre-tax compensation expense related to PSUs and RSUs in 2022 was $20 million (2021 – $14 million, 2020 – $15 million), which is included in OM&A in the Consolidated Statements of Earnings (Loss).
B. Deferred Share Unit (“DSU”) Plan
Under the Share Unit Plan, members of the Board and executives may, at their option, purchase DSUs using certain components of their fees or pay. A DSU is a notional share that has the same value as one common share of the Company and fluctuates based on the changes in the value of the Company’s common shares in the marketplace. DSUs accrue dividends as additional DSUs at the same rate as dividends are paid on the Company’s common shares. DSUs are redeemable in cash and may not be redeemed until the termination or retirement of the director or executive from the Company.
TransAlta Corporation • 2022 Integrated Report     F82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company accrues a liability and expense for the appreciation in the common share value in excess of the DSU’s purchase price and for dividend equivalents earned. The pre-tax compensation expense related to the DSU's was nil in 2022 (2021 – $3 million expense, 2020 – $1 million expense).
C. Stock Option Plan
In 2022, the Company granted executive officers of the Company a total of 0.3 million stock options with a weighted average exercise price of $12.66 that vest over a three-year period and expire 7 years after issuance (2021 – 0.7 million stock options at $9.86; 2020 – 0.7 million stock options at $9.17). The expense recognized relating to these grants during 2022 was approximately $1 million (2021 – approximately $2 million, 2020 – approximately $2 million).
The total options outstanding and exercisable under the Stock Option Plan at Dec. 31, 2022, are outlined below:

	Options outstanding
Range of exercise prices(1) ($ per share)	Number of options (millions)	Weighted average remaining contractual life (years)	Weighted average exercise price ($ per share)
5.00-12.00	3.0	3.89	8.41
(1)    Options currently exercisable as at Dec. 31, 2022.
On May 24, 2021, the Company's shareholders approved amendments to the Stock Option Plan to reduce the total aggregate number of common shares held in reserve for issuance under this program. The amendments reduce the aggregate total number of shares reserved for issuance to 14.5 million common shares as at March 31, 2021. The Company is authorized to grant options to purchase up to an aggregate of 14.5 million common shares at prices based on the market price of the shares on the TSX as determined on the grant date. The number of common shares that may be (i) issued to insiders within any one-year period, or (ii) issuable to insiders at any time, in each case, under the Stock Option Plan alone or when combined with all other security-based compensation arrangements (including the Share Unit Plan), shall not exceed 10 per cent of the total number of common shares issued and outstanding from time to time. The Stock Option Plan provides for grants of options to eligible employees, including executives, designated by the Human Resources Committee from time to time.
32. Employee Future Benefits
A. Description
The Company sponsors registered pension plans in Canada and the US covering substantially all employees of the Company in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada there is an additional non-registered supplemental plan for eligible employees whose annual earnings exceed the Canadian income tax limit. Except for the Highvale pension plan acquired in 2013, the Canadian and US defined benefit pension plans are closed to new entrants. The US defined benefit pension plan was frozen effective Dec. 31, 2010, resulting in no future benefits being earned. The supplemental pension plan was closed as of Dec. 31, 2015, and a new defined contribution supplemental pension plan commenced for executive members effective Jan. 1, 2016. Current executives as of Dec. 31, 2015, were grandfathered into the old supplemental plan.
The latest actuarial valuation for accounting purposes of the US pension plan was at Jan. 1, 2022. The latest actuarial valuation for accounting purposes of the Highvale and Canadian pension plans was at Dec. 31, 2021. The measurement date used for all plans to determine the fair value of plan assets and the present value of the defined benefit obligation was Dec. 31, 2022.
Funding of the registered pension plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, or more, depending on funding status and every year in the US. The supplemental pension plan is solely the obligation of the Company. The Company is not obligated to fund the supplemental plan but is obligated to pay benefits under the terms of the plan as they come due. The Company posted a letter of credit in March 2022 in the amount of $96 million to secure the obligations under the supplemental plan.

TransAlta Corporation • 2022 Integrated Report     F83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company provides other health and dental benefits to the age of 65 for both disabled members and retired members through its other post-employment benefits plans. The latest actuarial valuations for accounting purposes of the Canadian and US plans were as at Dec. 31, 2021 and Jan. 1, 2022, respectively. The measurement date used to determine the present value obligation for both plans was Dec. 31, 2022.
The Company provides several defined contribution plans, including an Australian superannuation plan and a US 401(k) savings plan, that provide for company contributions from 5 per cent to 11 per cent, depending on the plan. Optional employee contributions are allowed for all the defined contribution plans.
B. Costs Recognized
The costs recognized in net earnings during the year on the defined benefit, defined contribution and other post-employment benefits plans are as follows:

Year ended Dec. 31, 2022	Registered	Supplemental	Other	Total
Current service cost	1	1	—	2
Administration expenses	1	—	—	1
Interest cost on defined benefit obligation	13	3	—	16
Interest on plan assets	(9)	—	—	(9)
Defined benefit expense	6	4	—	10
Defined contribution expense	11	—	—	11
Net expense	17	4	—	21

Year ended Dec. 31, 2021	Registered	Supplemental	Other	Total
Current service cost	3	2	1	6
Administration expenses	1	—	—	1
Interest cost on defined benefit obligation	12	2	—	14
Interest on plan assets	(8)	—	—	(8)
Curtailment and amendment gain	(7)	—	—	(7)
Defined benefit expense	1	4	1	6
Defined contribution expense	8	—	—	8
Net expense	9	4	1	14

Year ended Dec. 31, 2020	Registered	Supplemental	Other	Total
Current service cost	5	2	1	8
Administration expenses	1	—	—	1
Interest cost on defined benefit obligation	16	3	1	20
Interest on plan assets	(11)	(1)	—	(12)
Curtailment and amendment gain	(2)	—	—	(2)
Defined benefit expense	9	4	2	15
Defined contribution expense	9	—	—	9
Net expense	18	4	2	24
TransAlta Corporation • 2022 Integrated Report     F84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
C. Status of Plans
The status of the defined benefit pension and other post-employment benefit plans is as follows:

Year ended Dec. 31, 2022	Registered	Supplemental	Other	Total
Fair value of plan assets	274	15	—	289
Present value of defined benefit obligation	(345)	(85)	(17)	(447)
Funded status – plan deficit	(71)	(70)	(17)	(158)
Amount recognized in the consolidated financial statements:
Accrued current liabilities	(1)	(6)	(1)	(8)
Other long-term liabilities	(70)	(64)	(16)	(150)
Total amount recognized	(71)	(70)	(17)	(158)

Year ended Dec. 31, 2021	Registered	Supplemental	Other	Total
Fair value of plan assets	339	14	—	353
Present value of defined benefit obligation	(469)	(101)	(23)	(593)
Funded status – plan deficit	(130)	(87)	(23)	(240)
Amount recognized in the consolidated financial statements:
Accrued current liabilities	(4)	(6)	(2)	(12)
Other long-term liabilities	(126)	(81)	(21)	(228)
Total amount recognized	(130)	(87)	(23)	(240)
D. Plan Assets
The fair value of the plan assets of the defined benefit pension and other post-employment benefit plans is as follows:

	Registered	Supplemental	Other	Total
As at Dec. 31, 2020	367	14	—	381
Interest on plan assets	8	—	—	8
Net return (loss) on plan assets	14	(1)	—	13
Contributions	5	6	1	12
Benefits paid	(54)	(5)	(1)	(60)
Administration expenses	(1)	—	—	(1)
As at Dec. 31, 2021	339	14	—	353
Interest on plan assets	9	—	—	9
Net loss on plan assets	(55)	—	—	(55)
Contributions(1)	38	6	—	44
Benefits paid	(57)	(5)	—	(62)
Administration expenses	(1)	—	—	(1)
Change in foreign exchange rates	1	—	—	1
As at Dec. 31, 2022	274	15	—	289
(1)    The Company made a voluntary contribution of $35 million to further improve the funded status of the Sunhills Mining Ltd. Pension Plan for the Highvale mine. The contribution reduces the amount of the Company's future funding obligations, including amounts secured by the letters of credit.

TransAlta Corporation • 2022 Integrated Report     F85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The fair value of the Company’s defined benefit plan assets by major category is as follows:

As at Dec. 31, 2022	Level I	Level II	Level III	Total
Equity securities
Canadian	—	18	—	18
US	12	5	—	17
International	38	41	—	79
Private	—	—	1	1
Bonds
AAA	—	24	—	24
AA	—	38	—	38
A	—	26	—	26
BBB	1	18	—	19
Below BBB	—	6	—	6
Loans
A	—	1	—	1
BBB	—	1	—	1
Alternative funds(1)	—	—	39	39
Money market and cash and cash equivalents	—	20	—	20
Total	51	198	40	289
(1)    Alternative funds include investments in infrastructure and real estate funds.

As at Dec. 31, 2021	Level I	Level II	Level III	Total
Equity securities
Canadian	—	29	4	33
US	—	20	—	20
International	47	79	—	126
Private	—	—	1	1
Bonds
AAA	—	28	—	28
AA	—	54	—	54
A	—	36	—	36
BBB	1	24	—	25
Below BBB	—	10	—	10
Money market and cash and cash equivalents	—	20	—	20
Total	48	300	5	353
Plan assets do not include any common shares of the Company at Dec. 31, 2022 and Dec. 31, 2021.
TransAlta Corporation • 2022 Integrated Report     F86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
E. Defined Benefit Obligation
The present value of the obligation for the defined benefit pension and other post-employment benefit plans is as follows:

	Registered	Supplemental	Other	Total
Present value of defined benefit obligation as at Dec. 31, 2020	542	109	24	675
Current service cost	3	2	1	6
Interest cost	12	2	—	14
Benefits paid	(54)	(5)	(1)	(60)
Curtailment	(7)	—	—	(7)
Actuarial gain arising from financial assumptions	(26)	(7)	(1)	(34)
Actuarial gain arising from experience adjustments	(1)	—	—	(1)
Present value of defined benefit obligation as at Dec. 31, 2021	469	101	23	593
Current service cost	1	1	—	2
Interest cost	13	3	—	16
Benefits paid	(57)	(5)	1	(61)
Actuarial gain arising from financial assumptions	(83)	(22)	(5)	(110)
Actuarial loss (gain) arising from experience adjustments	1	7	(2)	6
Change in foreign exchange rates	1	—	—	1
Present value of defined benefit obligation as at Dec. 31, 2022	345	85	17	447
The weighted average duration of the defined benefit plan obligation as at Dec. 31, 2022, is 9.9 years.
F. Contributions
The expected employer contributions for 2023 for the defined benefit pension and other post-employment benefit plans are as follows:

	Registered	Supplemental	Other	Total
Expected employer contributions	1	6	2	9

TransAlta Corporation • 2022 Integrated Report     F87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
G. Assumptions
The significant actuarial assumptions used in measuring the Company’s defined benefit obligation for the defined benefit pension and other post-employment benefit plans are as follows:

	2022			2021
As at Dec. 31 (per cent)	Registered	Supplemental	Other	Registered	Supplemental	Other
Accrued benefit obligation
Discount rate	4.7	5.0	5.0	2.8	2.8	2.7
Rate of compensation increase	2.6	3.0	—	2.9	3.0	—
Assumed health-care cost trend rate
Health-care cost escalation(1)(3)	—	—	7.1	—	—	6.8
Dental-care cost escalation	—	—	4.2	—	—	4.0
Benefit cost for the year
Discount rate	2.8	2.8	2.7	2.4	2.3	2.3
Rate of compensation increase	2.9	3.0	—	2.9	3.0	—
Assumed health-care cost trend rate
Health-care cost escalation(2)(4)	—	—	6.8	—	—	7.1
Dental-care cost escalation	—	—	4.7	—	—	4.0
(1)    2022 Post- and pre-65 rates: decreasing gradually to 4.5 per cent by 2032 and remaining at that level thereafter for the US and decreasing gradually by 0.3 per cent per year to 4.5 per cent in 2030 for Canada.
(2)    2022 Post- and pre-65 rates: decreasing gradually to 4.5 per cent by 2031 and remaining at that level thereafter for the US and decreasing gradually by 0.3 per cent per year to 4.5 per cent in 2030 for Canada.
(3)    2021 Post- and pre-65 rates: decreasing gradually to 4.5 per cent by 2029 and remaining at that level thereafter for the US and decreasing gradually by 0.3 per cent per year to 4.5 per cent in 2030 for Canada.
(4)    2021 Post- and pre-65 rates: decreasing gradually to 4.5 per cent by 2029 and remaining at that level thereafter for the US and decreasing gradually by 0.3 per cent per year to 4.5 per cent in 2030 for Canada.
H. Sensitivity Analysis
The following table outlines the estimated increase in the net defined benefit obligation assuming certain changes in key assumptions:

	Canadian plans			US plans
Year ended Dec. 31, 2022	Registered	Supplemental	Other	Pension
1% decrease in the discount rate	31	10	2	2
1% increase in the salary scale	1	—	—	—
1% increase in the health-care cost trend rate	—	—	1	—
10% improvement in mortality rates	12	2	—	1

TransAlta Corporation • 2022 Integrated Report     F88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
33. Joint Arrangements
Joint arrangements at Dec. 31, 2022, included the following:

Joint operations	Segment	Ownership (per cent)	Description
Sheerness	Gas	50	Dual-fuel facility in Alberta, of which TA Cogen has a 50 per cent interest, operated by Heartland Generation Ltd., an affiliate of Energy Capital Partners
Goldfields Power	Gas	50	Gas-fired facility in Australia operated by TransAlta
Fort Saskatchewan	Gas	60	Cogeneration facility in Alberta, of which TA Cogen has a 60 per cent interest, operated by TransAlta
Fortescue River Gas Pipeline	Gas	43	Natural gas pipeline in Western Australia, operated by DBP Development Group
McBride Lake	Wind and Solar	50	Wind generation facility in Alberta operated by TransAlta
Soderglen	Wind and Solar	50	Wind generation facility in Alberta operated by TransAlta
Pingston	Hydro	50	Hydro facility in British Columbia operated by TransAlta

Joint venture	Segment	Ownership (per cent)	Description
Skookumchuck	Wind and Solar	49	Wind generation facility in Washington operated by Southern Power
34. Cash Flow Information
A. Change in Non-Cash Operating Working Capital

Year ended Dec. 31	2022	2021	2020
(Use) source:
Accounts receivable	(869)	(28)	(79)
Prepaid expenses	—	9	2
Income taxes receivable	(61)	—	(4)
Inventory	6	42	6
Accounts payable, accrued liabilities and provisions	548	153	160
Income taxes payable	60	(2)	4
Change in non-cash operating working capital	(316)	174	89
B. Changes in Liabilities from Financing Activities

	Balance Dec. 31, 2021	Cash issuances(1)	Repayments and dividends paid(2)	New leases	Dividends declared	Foreign exchange impact	Other	Balance Dec. 31, 2022
Long-term debt and lease liabilities	3,267	981	(630)	40	—	39	(28)	3,669
Exchangeable securities	735	—	—	—	—	—	4	739
Dividends payable (common and preferred)	62	—	(97)	—	103	—	—	68
Total liabilities from financing activities	4,064	981	(727)	40	103	39	(24)	4,476
(1)    Includes $449 million net increase in borrowings under credit facilities and an increase in issuance of long-term debt of $532 million.
(2)    Includes a decrease of $621 million related to the repayment of long-term debt and a decrease in finance lease obligations of $9 million.

TransAlta Corporation • 2022 Integrated Report     F89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Balance Dec. 31, 2020	Cash issuances(1)	Repayments and dividends paid(2)	New leases	Dividends declared	Foreign exchange impact	Other	Balance Dec. 31, 2021
Long-term debt and lease liabilities	3,361	173	(214)	1	—	(39)	(15)	3,267
Exchangeable securities	730	—	—	—	—	—	5	735
Dividends payable (common and preferred)	59	—	(87)	—	90	—	—	62
Total liabilities from financing activities	4,150	173	(301)	1	90	(39)	(10)	4,064
(1)    Includes an increase in issuance of long-term debt of $173 million.
(2)    Includes a net decrease of $114 million in borrowings under credit facilities, a decrease of $92 million related to the repayment of long-term debt and a decrease in finance lease obligations of $8 million.
35. Capital
TransAlta’s capital is comprised of the following:

As at Dec. 31	2022	2021	Increase/ (decrease)
Long-term debt(1)	3,653	3,267	386
Exchangeable securities	739	735	4
Bank overdraft	16	—	16
Equity
Common shares	2,863	2,901	(38)
Preferred shares	942	942	—
Contributed surplus	41	46	(5)
Deficit	(2,514)	(2,453)	(61)
Accumulated other comprehensive income (loss)	(222)	146	(368)
Non-controlling interests	879	1,011	(132)
Less: available cash and cash equivalents	(1,134)	(947)	(187)
Less: principal portion of restricted cash on TransAlta OCP bonds(3)	(17)	(17)	—
Less: fair value asset of hedging instruments on long-term debt(4)	(3)	(2)	(1)
Total capital	5,243	5,629	(386)
(1)    Includes lease liabilities, amounts outstanding under credit facilities, tax equity liabilities and current portion of long-term debt.
(2)    The Company includes available cash and cash equivalents, as a reduction in the calculation of capital, as capital is managed internally and evaluated by management using a net debt position. In this regard, these funds may be available and used to facilitate repayment of debt.
(3)    The Company includes the principal portion of restricted cash on TransAlta OCP bonds as this cash is restricted specifically to repay outstanding debt.
(4)    The Company includes the fair value of economic and designated hedging instruments on debt in an asset, or liability, position as a reduction, or increase, in the calculation of capital, as the carrying value of the related debt has either increased, or decreased, due to changes in foreign exchange rates.

TransAlta Corporation • 2022 Integrated Report     F90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company’s overall capital management strategy and its objectives in managing capital are as follows:
A. Maintain a Strong Financial Position
The Company operates in a long-cycle and capital-intensive commodity business and it is therefore a priority to maintain a strong financial position that enables the Company to access capital markets at reasonable interest rates.
Maintaining a strong balance sheet also allows our commercial team to contract the Company’s portfolio with a variety of counterparties on terms and prices that are favourable to the Company’s financial results and provides the Company with better access to capital markets through commodity and credit cycles. The Company has an investment grade credit rating from DBRS Morningstar ("DBRS") (stable outlook). In 2022, Moody's reaffirmed the Company's Long Term Rating of Ba1 with a stable outlook. DBRS reaffirmed the Company's issuer rating and Unsecured Debt/Medium-Term Notes rating of BBB (low) and the Company's Preferred Shares rating of Pfd-3 (low), all with stable outlook. In addition, S&P Global Ratings reaffirmed the Company's Senior Unsecured Debt rating and Issuer Credit Rating of BB+ with stable outlook. The Company remains focused on maintaining a strong financial position and cash flow coverage ratios. Credit ratings provide information relating to the Company's financing costs, liquidity and operations and affect the Company's ability to obtain short-term and long-term financing and/or the cost of such financing.
Management routinely monitors forecasted net earnings, cash flows, capital expenditures and scheduled repayment of debt with a goal of meeting the above ratio targets and to meet dividend and PP&E expenditure requirements.
B. Liquidity
For the years ended Dec. 31, 2022 and 2021, cash inflows and outflows are summarized below. The Company manages variations in working capital using existing liquidity under credit facilities to ensure sufficient cash and credit are available to fund operations, pay dividends, distribute payments to subsidiaries' non-controlling interests and invest in PP&E.

Year ended Dec. 31	2022	2021	Increase (decrease)
Cash flow from operating activities	877	1,001	(124)
Change in non-cash working capital	316	(174)	490
Cash flow from operations before changes in working capital	1,193	827	366
Dividends paid on common shares	(54)	(48)	(6)
Dividends paid on preferred shares	(43)	(39)	(4)
Distributions paid to subsidiaries’ non-controlling interests	(187)	(156)	(31)
Property, plant and equipment expenditures	(918)	(480)	(438)
Inflow (outflow)	(9)	104	(113)
TransAlta maintains sufficient cash balances and committed credit facilities to fund periodic net cash outflows related to its business. At Dec. 31, 2022, $1.0 billion (2021 – $1.3 billion) of the Company’s credit facilities were fully available.
From time to time, TransAlta accesses capital markets, as required, to help fund some of these periodic net cash outflows to maintain its available liquidity and maintain its capital structure and credit metrics within targeted ranges.

TransAlta Corporation • 2022 Integrated Report     F91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
36. Related-Party Transactions
Details of the Company’s principal operating subsidiaries at Dec. 31, 2022, are as follows:

Subsidiary	Country	Ownership (per cent)	Principal activity
TransAlta Generation Partnership	Canada	100	Generation and sale of electricity
TransAlta Cogeneration, L.P.	Canada	50.01	Generation and sale of electricity
TransAlta Centralia Generation, LLC	US	100	Generation and sale of electricity
TransAlta Energy Marketing Corp.	Canada	100	Energy marketing
TransAlta Energy Marketing (U.S.), Inc.	US	100	Energy marketing
TransAlta Energy (Australia), Pty Ltd.	Australia	100	Generation and sale of electricity
TransAlta Renewables Inc.	Canada	60.1	Generation and sale of electricity

Associate or joint venture	Country	Ownership (per cent)	Principal activity
SP Skookumchuck Investment, LLC	US	49	Generation and sale of electricity
EMG International, LLC	US	30	Wastewater treatment and biogas fuel to generate electricity
Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed. Associates and joint ventures have been equity accounted for by the Company.
A. Transactions with Key Management Personnel
TransAlta’s key management personnel include the President and Chief Executive Officer ("CEO") and members of the senior management team that report directly to the President and CEO and the members of the Board. Key management personnel compensation is as follows:

Year ended Dec. 31	2022	2021	2020
Total compensation	23	30	27
Comprised of:
Short-term employee benefits	11	14	12
Post-employment benefits	1	1	2
Share-based payments	11	15	13
B. TransAlta Renewables Acquisitions
North Carolina Solar
On Nov. 5, 2021, TransAlta completed the sale of a 100 per cent economic interest in the 122 MW portfolio of solar facilities in North Carolina for US$102 million. Pursuant to the transaction, a TransAlta subsidiary owns the North Carolina Solar facility directly and another subsidiary issued tracking preferred shares to TransAlta Renewables reflecting the economic interest in the facilities.
Ada and Skookumchuck
On April 1, 2021, the Company completed the sale of its 100 per cent economic interest in the 29 MW Ada cogeneration facility and its 49 per cent economic interest in the 137 MW Skookumchuck wind facility to TransAlta Renewables for $43 million and $103 million, respectively. Pursuant to the transaction, a TransAlta subsidiary owns Ada and Skookumchuck directly and another subsidiary issued tracking preferred shares to TransAlta Renewables reflecting the economic interest in the facilities.
Big Level and Antrim
During 2021, TransAlta Renewables subscribed for additional tracking preferred shares in Big Level and Antrim for $7 million (US$6 million). In addition, TransAlta Renewables repaid a portion of the total outstanding promissory notes to the Company related to the Big Level and Antrim wind facilities in the amount of $18 million (US$14 million).
TransAlta Corporation • 2022 Integrated Report     F92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Windrise Wind
On Feb. 26, 2021, TransAlta completed the sale of its 100 per cent direct interest in the 206 MW Windrise wind facility to TransAlta Renewables, for $213 million.
WindCharger
On Aug. 1, 2020, the WindCharger battery storage project was sold to TransAlta Renewables for $12 million.
C. Repayment of the TransAlta Energy (Australia) ("TEA") loan
On Oct. 23, 2022, the outstanding intercompany loan balance of AU$157 million, plus all accrued and unpaid interest, between TransAlta Renewables and TEA was fully repaid. The funds repaid will be reserved within TEA and restricted to fund future growth in Australia that TransAlta Renewables has elected to participate in, including the Northern Goldfields Solar and Battery project and the Mount Keith 132kV expansion project.
D. Transactions with Associates
In connection with the exchangeable securities issued to Brookfield, the investment agreement entitles Brookfield to nominate two directors to the TransAlta Board. This allows Brookfield to participate in the financial and operating policy decisions of the Company, and as such, they are considered associates of the Company.
In addition to the exchangeable securities disclosed in Note 26, the Company may, in the normal course of operations, enter into transactions on market terms with related parties that have been measured at exchange value and recognized in the consolidated financial statements, including power purchase and sale agreements, derivative contracts and asset management fees. Transactions and balances between the Company and associates do not eliminate.
Transactions with Brookfield include the following:

Year ended Dec. 31	2022	2021	2020
Power sales	127	27	10
Purchased power	12	3	3
Asset management fees paid	2	2	1
37. Commitments and Contingencies
In addition to commitments disclosed elsewhere in the financial statements, the Company has incurred the following additional contractual commitments, either directly or through its interests in joint operations.
Approximate future payments under these agreements are as follows:

	2023	2024	2025	2026	2027	2028 and thereafter	Total
Natural gas, transportation and other contracts	56	47	45	45	46	457	696
Transmission	10	7	7	3	1	39	67
Coal supply agreements	83	87	71	—	—	—	241
Long-term service agreements	51	49	35	32	21	140	328
Operating leases	3	3	3	2	2	29	42
Growth	446	—	—	—	—	—	446
TransAlta Energy Transition Bill	6	—	—	—	—	—	6
Total	655	193	161	82	70	665	1,826

TransAlta Corporation • 2022 Integrated Report     F93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Commitments
A. Natural Gas, Transportation and Other Contracts
The Company has fixed price or volume natural gas purchase and transportation contracts. Included in these contracts are 15-year natural gas transportation agreements for a total of 400 terajoules ("TJ") per day on a firm basis to 2036 and an eight-year natural gas transportation agreement for 75 TJ per day related to the Sheerness facility that is expected to end in 2030.
B. Transmission
The Company has several agreements to purchase transmission network capacity in Canada and the Pacific Northwest. Provided certain conditions for delivering the service are met, the Company is committed to the transmission at the supplier’s tariff rate whether it is awarded immediately, or delivered in the future, after additional facilities are constructed.
C. Coal Supply Agreements
Various coal supply and associated rail transport contracts are in place to provide coal for use in production at the Centralia thermal facility. The coal supply agreements allow TransAlta to take delivery of coal at fixed volumes with dates extending to 2025.
D. Long-Term Service Agreements
TransAlta has various service agreements in place, primarily for inspections, repairs and maintenance that may be required on natural gas facilities, equipment for gas and turbines at various wind facilities.
E. Operating Leases
Operating leases include lease commitments not recognized under IFRS 16 and lease commitments that have not yet commenced, mainly related to buildings, vehicles and land.
F. Growth
Commitments for growth relate to the following projects: Horizon Hill wind project, White Rock wind projects, Garden Plain wind project, Northern Goldfields Solar project and the Mount Keith 132kV expansion.
The current estimate of the capital expenditures related to the Kent Hills rehabilitation is approximately $120 million, inclusive of insurance proceeds. Refer to Note 19 for amounts spent in 2022.
G. TransAlta Energy Transition Bill Commitments
As part of the TransAlta Energy Transition Bill signed into law in the State of Washington and the subsequent Memorandum of Agreement ("MOA"), the Company has committed to fund US$55 million in total over the remaining life of the Centralia coal plant to support economic and community development, promote energy efficiency and develop energy technologies related to the improvement of the environment. The MOA contains certain provisions for termination and in the event of the termination and certain circumstances, this funding or portion thereof would no longer be required. As of Dec. 31, 2022, the Company has funded approximately US$50 million of the commitment, which is recognized in other assets in the Consolidated Statements of Financial Position.
TransAlta Corporation • 2022 Integrated Report     F94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Company’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Company responds as required.
The Company conducts internal reviews of its offers and offer behaviour in both the energy and ancillary services markets in Alberta on an ongoing basis and will self-report suspected contraventions or respond to inquiries from regulatory agencies as required. There currently is no certainty that any particular matter will be resolved in the Company’s favour or that such matters may not have a material adverse effect on TransAlta.
I. Brazeau Facility - Claim against the Government of Alberta
On Sept. 9, 2022, the Company filed a Statement of Claim against the Government of Alberta in the Alberta Court of King’s Bench seeking a declaration that: (i) granting mineral leases within five kilometres of the Brazeau facility is a breach of a 1960 agreement between the Company and the Government of Alberta; and (ii) the Government of Alberta is required to indemnify the Company for any costs or damages that result from the risks of hydraulic fracturing near the Brazeau facility. On Sept. 29, 2022, the Government of Alberta filed its Statement of Defence, which asserts, among other things, that the Company: (i) is trying to usurp the jurisdiction of the Alberta Energy Regulator ("AER"); and (ii) is out of time under the Limitations Act (Alberta). The trial is scheduled to take place during the first quarter of 2024.
II. Brazeau Facility - Well License Applications to Consider Hydraulic Fracturing
The AER issued a subsurface order on May 27, 2019 that does not permit any hydraulic fracturing within three kilometres of the Brazeau facility but permits fracking in all formations (except the Duvernay) from three-to-five kilometres of the Brazeau facility. Subsequently, two oil and gas operators submitted applications to the AER for approval of 10 well licences (which include hydraulic fracturing activities) within three-to-five kilometres of the Brazeau facility. The regulatory hearing to consider the applications - Proceeding 379 - is currently scheduled to be heard between Feb. 27 and March 10, 2023. The Company's position is that hydraulic fracturing activities within any formation within five kilometres of the Brazeau Facility pose an unacceptable risk and that the applications should be denied.
III. Hydro PPA - Emission Performance Credits
Balancing Pool is claiming entitlement to the Emission Performance Credits ("EPCs") earned by the Alberta Hydro facilities as a result of those facilities being opted into the Carbon Competitiveness Incentive Regulation and Technology Innovation and Emissions Reduction Regulation from 2018 to 2020, inclusive. The Balancing Pool claims ownership of the EPCs because it believes the change-in-law provisions under the Hydro Power Purchase Arrangement require the EPCs to be passed through to the Balancing Pool. TransAlta has not received any benefit from the EPCs nor from any purported change-in-law and believes that the Balancing Pool has no rights to these credits. An arbitration has commenced and the hearing was scheduled for Feb. 6 to 10, 2023. However, due to the resignation of one of the panel members, the hearing has been adjourned. A new panel member has been appointed and a two-week hearing will be held from May 18 to June 1, 2023. TransAlta holds approximately 1,750,000 EPCs with no recorded book value that were created between 2018 and 2020, which are at risk as a result of the Balancing Pool's claim.
IV. Sundance A Decommissioning
TransAlta filed an application with the Alberta Utilities Commission ("AUC") seeking payment from the Balancing Pool for TransAlta’s decommissioning costs for Sundance A, including its proportionate share of the Highvale mine. The Balancing Pool and Utilities Consumer Advocate are participating as interveners because they take issue with the decommissioning costs claimed by TransAlta. Due to various factors, including the COVID-19 pandemic and significant information requests from the Balancing Pool, the application has been delayed. While a hearing date has not been set, the application will likely be heard in the second half of 2023.

TransAlta Corporation • 2022 Integrated Report     F95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
38. Segment Disclosures
A. Description of Reportable Segments
The Company has six reportable segments as described in Note 1.
The following tables provides each segment's results in the format that the TransAlta’s President and Chief Executive Officer (the chief operating decision maker) ("CODM"), review the Company's segments to make operating decisions and assess performance. The CODM assesses the performance of the operating segments based on a measure of adjusted EBITDA. This measurement basis represents earnings before income taxes, adjusted for the effects of: depreciation of property, plant and equipment and amortization of intangibles, depreciation of right‐of‐use assets, finance lease income, unrealized mark-to-market gains or losses, gains and losses related to closed positions effectively settled by offsetting positions with exchanges recorded in the year the positions are settled, unrealized foreign exchange gains or losses on commodity transactions, depreciation on our mining equipment included in fuel and purchased power, interest income recorded on the prepaid funds, write-down of coal inventory and parts and material inventory related to the Highvale mine and coal operations at our natural gas converted facilities, going off-coal which resulted in the remaining coal supply payments on the existing coal supply agreement being recognized as an onerous contract, impairment charges, share of (profit) loss of joint venture and other costs or income adjustments. The tables below show the reconciliation of the total segmented results and adjusted EBITDA to the statement of earnings (loss) reported under IFRS. Prior periods have been adjusted for comparable purposes.
For internal reporting purpose, the earnings information from the Company's investment in Skookumchuck has been presented in the Wind and Solar segment on a proportionate basis. Information on a proportionate basis reflects the Company's share of Skookumchuck's statement of earnings on a line-by-line basis. Proportionate financial information is not and is not intended to be, presented in accordance with IFRS. Under IFRS, the investment in Skookumchuck has been accounted for as a joint venture using the equity method.
TransAlta Corporation • 2022 Integrated Report     F96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
B. Reported Adjusted Segment Earnings (Loss) and Segment Assets
I. Reconciliation of Adjusted EBITDA to Earnings before Income Tax

Year ended Dec. 31, 2022	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	606	303	1,209	714	160	(2)	2,990	(14)	—	2,976
Reclassifications and adjustments:
Unrealized mark-to-market loss	1	104	251	10	12	—	378	—	(378)	—
Realized (gain) loss on closed exchange positions	—	—	(4)	—	47	—	43	—	(43)	—
Decrease in finance lease receivable	—	—	46	—	—	—	46	—	(46)	—
Finance lease income	—	—	19	—	—	—	19	—	(19)	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(1)	—	(1)	—	1	—
Adjusted revenues	607	407	1,521	724	218	(2)	3,475	(14)	(485)	2,976
Fuel and purchased power	22	31	641	566	—	3	1,263	—	—	1,263
Reclassifications and adjustments:
Australian interest income	—	—	(4)	—	—	—	(4)	—	4	—
Adjusted fuel and purchased power	22	31	637	566	—	3	1,259	—	4	1,263
Carbon compliance	—	1	83	(1)	—	(5)	78	—	—	78
Gross margin	585	375	801	159	218	—	2,138	(14)	(489)	1,635
OM&A	55	68	195	69	35	101	523	(2)	—	521
Taxes, other than income taxes	3	12	15	4	—	1	35	(2)	—	33
Net other operating (income) loss	—	(23)	(38)	—	—	—	(61)	3	—	(58)
Insurance recovery	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating (income) loss	—	(16)	(38)	—	—	—	(54)	3	(7)	(58)
Adjusted EBITDA(2)	527	311	629	86	183	(102)	1,634
Equity income										9
Finance lease income										19
Depreciation and amortization										(599)
Asset impairment charges										(9)
Net interest expense										(262)
Foreign exchange gain										4
Gain on sale of assets and other										52
Earnings before income taxes										353
(1)    The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)    Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

TransAlta Corporation • 2022 Integrated Report     F97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended Dec. 31, 2021	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	383	323	1,109	709	211	4	2,739	(18)	—	2,721
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	25	(40)	19	(38)	—	(34)	—	34	—
Realized (gain) loss on closed exchange positions(2)	—	—	(6)	—	29	—	23	—	(23)	—
Decrease in finance lease receivable	—	—	41	—	—	—	41	—	(41)	—
Finance lease income	—	—	25	—	—	—	25	—	(25)	—
Unrealized foreign exchange gain on commodity	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted revenues	383	348	1,126	728	202	4	2,791	(18)	(52)	2,721
Fuel and purchased power	16	17	457	560	—	4	1,054	—	—	1,054
Reclassifications and adjustments:
Australian interest income	—	—	(4)	—	—	—	(4)	—	4	—
Mine depreciation	—	—	(79)	(111)	—	—	(190)	—	190	—
Coal inventory write-down	—	—	—	(17)	—	—	(17)	—	17	—
Adjusted fuel and purchased power	16	17	374	432	—	4	843	—	211	1,054
Carbon compliance	—	—	118	60	—	—	178	—	—	178
Gross margin	367	331	634	236	202	—	1,770	(18)	(263)	1,489
OM&A	42	59	175	117	36	84	513	(2)	—	511
Reclassifications and adjustments:
Parts and materials write-down	—	—	(2)	(26)	—	—	(28)	—	28	—
Curtailment gain	—	—	—	6	—	—	6	—	(6)	—
Adjusted OM&A	42	59	173	97	36	84	491	(2)	22	511
Taxes, other than income taxes	3	10	13	6	—	1	33	(1)	—	32
Net other operating loss (income)	—	—	(40)	48	—	—	8	—	—	8
Reclassifications and adjustments:
Royalty onerous contract and contract termination penalties	—	—	—	(48)	—	—	(48)	—	48	—
Adjusted net other operating loss (income)	—	—	(40)	—	—	—	(40)	—	48	8
Adjusted EBITDA(3)	322	262	488	133	166	(85)	1,286
Equity income										9
Finance lease income										25
Depreciation and amortization										(529)
Asset impairment charges										(648)
Net interest expense										(245)
Foreign exchange gain										16
Gain on sale of assets and other										54
Loss before income taxes										(380)
(1)    The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)    In 2022, our adjusted EBITDA composition was adjusted to include the impact of closed positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and the Energy Marketing segment in the period in which the transactions occur.
(3)    Adjusted EBITDA is not defined and has no standardized meaning under IFRS.
TransAlta Corporation • 2022 Integrated Report     F98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended Dec. 31, 2020	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	152	332	787	704	122	7	2,104	(3)	—	2,101
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	2	33	(14)	21	—	42	—	(42)	—
Realized gain on closed exchange positions(2)	—	—	—	—	(10)	—	(10)	—	10	—
Decrease in finance lease receivable	—	—	17	—	—	—	17	—	(17)	—
Finance lease income	—	—	7	—	—	—	7	—	(7)	—
Unrealized foreign exchange loss on commodity	—	—	4	—	—	—	4	—	(4)	—
Adjusted revenues	152	334	848	690	133	7	2,164	(3)	(60)	2,101
Fuel and purchased power	8	25	325	435	—	12	805	—	—	805
Reclassifications and adjustments:
Australian interest income	—	—	(4)	—	—	—	(4)	—	4	—
Mine depreciation	—	—	(100)	(46)	—	—	(146)	—	146	—
Coal inventory write-down	—	—	—	(37)	—	—	(37)	—	37	—
Adjusted fuel and purchased power	8	25	221	352	—	12	618	—	187	805
Carbon compliance	—	—	120	48	—	(5)	163	—	—	163
Gross margin	144	309	507	290	133	—	1,383	(3)	(247)	1,133
OM&A	37	53	166	106	30	80	472	—	—	472
Taxes, other than income taxes	2	8	13	9	—	1	33	—	—	33
Net other operating income	—	—	(11)	—	—	—	(11)	—	—	(11)
Reclassifications and adjustments:
Impact of Sheerness going off-coal	—	—	(28)	—	—	—	(28)	—	28	—
Adjusted net other operating income	—	—	(39)	—	—	—	(39)	—	28	(11)
Adjusted EBITDA(3)	105	248	367	175	103	(81)	917
Equity income										1
Finance lease income										7
Depreciation and amortization										(654)
Asset impairment charges										(84)
Net interest expense										(238)
Foreign exchange gain										17
Gain on sale of assets and other										9
Loss before income taxes										(303)
(1)    The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)    In 2022, our adjusted EBITDA composition was adjusted to include the impact of closed positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and the Energy Marketing segment in the period in which the transactions occur.
(3)    Adjusted EBITDA is not defined and has no standardized meaning under IFRS.
TransAlta Corporation • 2022 Integrated Report     F99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
II. Selected Consolidated Statements of Financial Position Information

As at Dec. 31, 2022	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
PP&E	437	2,837	1,858	313	—	111	5,556
Right-of-use assets	6	98	6	2	—	14	126
Intangible assets	2	157	49	5	8	31	252
Goodwill	258	176	—	—	30	—	464

As at Dec. 31, 2021	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
PP&E	466	2,304	2,036	481	—	33	5,320
Right-of-use assets	5	64	7	1	—	18	95
Intangible assets	3	147	56	9	5	36	256
Goodwill	258	175	—	—	30	—	463
III. Selected Consolidated Statements of Cash Flows Information
Additions to non-current assets are as follows:

Year ended Dec. 31, 2022	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Additions to non-current assets:
PP&E	36	745	43	19	—	75	918
Intangible assets	—	19	—	—	3	9	31

Year ended Dec. 31, 2021	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Additions to non-current assets:
PP&E	29	166	167	90	—	28	480
Intangible assets	—	—	—	1	—	8	9

Year ended Dec. 31, 2020	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Additions to non-current assets:
PP&E	22	174	199	78	—	13	486
Intangible assets	—	—	—	1	—	13	14
IV. Depreciation and Amortization on the Consolidated Statements of Cash Flows
The reconciliation between depreciation and amortization reported on the Consolidated Statements of Earnings (Loss) and the Consolidated Statements of Cash Flows is presented below:

Year ended Dec. 31	2022	2021	2020
Depreciation and amortization expense on the Consolidated Statements of Earnings (Loss)	599	529	654
Depreciation included in fuel and purchased power (Note 6)	—	190	144
Depreciation and amortization on the Consolidated Statements of Cash Flows	599	719	798
TransAlta Corporation • 2022 Integrated Report     F100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
C. Geographic Information
I. Revenues

Year ended Dec. 31	2022	2021	2020
Canada	1,905	1,854	1,227
US	940	731	716
Australia	131	136	158
Total revenue	2,976	2,721	2,101
II. Non-Current Assets

	Property, plant and equipment		Right-of-use assets		Intangible assets		Other assets
As at Dec. 31	2022	2021	2022	2021	2022	2021	2022	2021
Canada	3,817	4,051	49	52	123	141	62	15
US	1,307	860	74	39	101	85	34	61
Australia	432	409	3	4	28	30	64	66
Total	5,556	5,320	126	95	252	256	160	142
D. Significant Customer
For the year ended Dec. 31, 2022, sales to the AESO represented 60 per cent of the Company’s total revenue (2021 – sales to the AESO represented 35 per cent of the Company’s total revenue). There were no other companies that accounted for more than 10 per cent of the Company's total revenue.
39. Subsequent Events
Early-Stage Pumped Hydro Development Project
On Feb. 16, 2023, the Company announced that it had entered into a definitive agreement to acquire a 50 per cent interest in the Tent Mountain Renewable Energy Complex (“Tent Mountain”), an early-stage 320 MW pumped hydro energy storage development project, located in southwest Alberta, currently owned by Montem Resources Limited (“Montem”). The acquisition includes the land rights, fixed assets and intellectual property associated with the pumped hydro development project. The Company will pay Montem approximately $8 million upon closing the transaction with additional payments of up to $17 million (approximately $25 million total) contingent on the achievement of specific development and commercial milestones. The Company and Montem will form a partnership and jointly manage the project, with the Company acting as project developer. The acquisition also includes the intellectual property associated with a 100 MW offsite green hydrogen electrolyser and a 100 MW offsite wind development project. The closing of the transaction remains subject to customary closing conditions, including receipt by Montem of shareholder approval, with closing expected to occur in March 2023.

TransAlta Corporation • 2022 Integrated Report     F101